ORIGINAL

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

09012046

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Versailles Financial Corporation.
(Exact Name of Registrant as Specified in Charter)

0001471092
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Versailles, State of Ohio on September 14, 2009.

VERSAILLES FINANCIAL CORPORATION

By: ______________________
Douglas P. Ahlers
President and Chief Executive Officer

EXHIBIT 99.3

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Versailles Financial Corporation

Versailles, Ohio

As Of:
August 19, 2009

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Versailles Financial Corporation

Versailles, Ohio

As Of:
August 19, 2009

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

September 11, 2009

Board of Directors
Versailles Savings and Loan Company
27 East Main Street
Versailles, Ohio 45380-1517

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of Versailles Financial Corporation (the "Corporation"), which is the holding company of Versailles Savings and Loan Company, Versailles, Ohio ("Versailles" or the "Company"). Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Company. This appraisal, as of August 19, 2009, was prepared and provided to the Company in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Versailles and the material provided by the independent auditors, Crowe Horwath, LLP, Columbus, Ohio, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Company's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Versailles, with the law firm of Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., the Company's conversion counsel, and with Crowe Horwath, LLP, the Company's outside auditor. Further, we viewed the Company's local economy and primary market area and also reviewed the Company's most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Versailles' operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of August 19, 2009, the pro forma market value or appraised value of the Corporation was $5,000,000 at the midpoint. The pro forma valuation range of the Corporation is from a minimum of $4,250,000 to a maximum of $5,750,000, with a maximum, as adjusted, of $6,612,500, representing 425,000 shares, 575,000 shares and 661,250 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Versailles Financial Corporation as of August 19, 2009, was $5,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. is an independent financial institution appraisal firm and has prepared this Conversion Valuation Appraisal Report ("Report"), which provides the pro forma market value of the to-be-issued common stock of Versailles Financial Corporation (the "Corporation"), which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of Versailles Savings and Loan Company ("Versailles Savings" or the "Company"), Versailles, Ohio. The shares of common stock are to be issued in connection with the Company's Application for Approval of Conversion from a state chartered mutual savings and loan company to a state chartered stock savings and loan company.

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury, the Securities and Exchange Commission ("SEC") and the Ohio Division of Financial Institutions ("Division"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Company's management and the Company's conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OTS application requirements of Regulation §563b and the OTS' Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Company and the Corporation are going concerns and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended June 30, 2009, and discussed them with Versailles Savings' management and with Versailles Savings' independent auditors, Crowe Horwath, LLC, Columbus, Ohio. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form S-1 and the Company's preliminary Form AC and discussed them with management and with the Company's conversion counsel.

We have visited Versailles Savings' home office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Company's primary market area relative to Ohio and the United States. We have also examined the competitive market within which Versailles Savings operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Versailles Savings to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be

Introduction (cont.)

able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF VERSAILLES SAVINGS AND LOAN COMPANY

GENERAL

Versailles Savings, Versailles, Ohio, was organized in 1887 as a state chartered mutual savings and loan company with the name Versailles Savings and Loan Company. The Company has not made any changes to its charter structure or name over the past 120 years.

Versailles Savings conducts its business from its main office in Versailles in Darke County, Ohio. The Company's primary retail market area is comprised of Darke County and the western half of Shelby County, Ohio.

Versailles Savings' deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). The Company is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Versailles Savings is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati and is regulated by the OTS and by the Ohio Division of Financial Institutions ("Division"). As of June 30, 2009, Versailles Savings had assets of $40,788,000, deposits of $24,585,000, and equity of $7,379,000.

Versailles Savings is a community-oriented financial institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its market area. Versailles Savings has been actively and consistently involved in the origination of one-to four-family mortgage loans, which represented 77.9 percent of its loan portfolio at June 30, 2009, and a lesser 76.9 percent of its loan portfolio at fiscal year end June 30, 2008.

At June 30, 2009, 95.7 percent of the Company's gross loans consisted of all types of real estate loans, compared to a similar 94.9 percent at June 30, 2008, with the primary sources of funds being retail deposits from residents in its local communities and moderate FHLB advances.

General (cont.)

The Company is also an originator of nonresidential loans, multi-family loans, construction loans, commercial loans, and consumer loans. Consumer loans include loans on savings accounts, automobile loans and other secured and unsecured personal loans.

The Company had $4.2 million, or 10.4 percent of its assets in cash and investments excluding FHLB stock and mortgage-backed securities at June 30, 2009. The Company had an additional $389,200, or 1.0 percent of its assets in FHLB stock, with the combined total of investment securities, FHLB stock and cash and cash equivalents being $4.6 million or 11.4 percent of assets at June 30, 2009. The Company had $1.1 million in mortgage-backed securities or 2.8 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Company's lending and investment activities.

Based on the midpoint value established herein, the Company's gross amount of stock to be sold in the offering will be $5,000,000 or 500,000 shares at $10 per share based on the midpoint of the appraised value of $5.0 million. The net conversion proceeds will be $4.4 million, reflecting conversion expenses of approximately $600,000. The actual cash proceeds to the Company of $2.2 million will represent fifty percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued, or 40,000 shares at $10 per share, representing $400,000. The Company's net proceeds will be invested in residential and nonresidential real estate loans and initially invested in short term investments. The Company may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits.

Versailles Savings has seen a modest overall deposit increase over the past four years with deposits increasing 8.2 percent from June 30, 2005, to June 30, 2009. The Company has focused on increasing its one- to four-family real estate loan portfolio with lesser dollar increases in all other loan categories during the past four years, monitoring its earnings and monitoring its nonperforming assets. Equity to assets increased from 18.77 percent of assets at June 30, 2005, to 19.14 percent at June 30, 2008, and then decreased to 18.09 percent at June 30, 2009, influenced by stronger growth in loans and assets.

Versailles Savings' primary lending strategy has been to focus on the origination of one- to four-family loans, nonresidential loans, construction loans, commercial loans, and the origination of consumer loans.

Versailles Savings' share of one- to four-family loans has increased from 76.9 percent of gross loans at June 30, 2008, to 77.9 percent as of June 30, 2009. Multi-family loans decreased from 1.4 percent of gross loans at June 30, 2008, to 0.9 percent at June 30, 2009. Nonresidential loans increased modestly from 15.2 percent to 16.9 percent from June 30, 2008, to June 30, 2009. Construction loans decreased from 1.4 percent at June 30, 2008, to 0.0 percent at June 30, 2009. All types of mortgage loans as a group increased modestly from 94.9 percent of gross loans at June 30, 2008, to 95.7 percent at June 30, 2009. The increase in mortgage loans was offset by the Company's modest decrease in consumer and commercial loans. The Company's share of consumer and commercial loans witnessed a decrease in their share of loans from 5.1 percent at June 30, 2008, to 4.3 percent at June 30, 2009. Consumer loans decreased from 4.1 percent at June 30, 2008, to 3.3 percent at June 30, 2009, while commercial loans remained stable at 1.0 percent.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances and also in recognition of the Company's continued increase in lending, particularly one- to four-family loans, commercial real estate loans and commercial loans. At June 30, 2008, Versailles Savings had $166,000 in its loan loss allowance or 0.53

percent of gross loans, which increased to $264,000 and represented a higher 0.76 percent of gross loans at June 30, 2009.

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Company's net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

Versailles Savings' financial position for the three most recent fiscal years ended June 30, 2009, is highlighted through the use of selected financial data in Exhibit 5. Versailles Savings has focused on maintaining its higher equity position, controlling its overhead ratio, increasing its loans and deposits, decreasing its securities, and striving to control its net interest margin. Versailles Savings has experienced a modest increase in assets from June 30, 2007, to June 30, 2009, with a similar increase in deposits, and a modest increase in equity over the same period. Such increase in assets was focused on an increase in mortgage loans. Assets, loans and deposits have all increased from June 30, 2007, to June 30, 2009.

Versailles Savings experienced an increase in assets of $1.8 million or 4.7 percent for the period of June 30, 2007, to June 30, 2009. The Company's net loan portfolio, including mortgage loans and non-mortgage loans, increased from $32.6 million at June 30, 2007, to $34.4 million at June 30, 2009, and represented a total increase of $1.8 million, or 5.5 percent. This increase was primarily the result of a higher balance of one- to four-family loans.

Versailles Savings has pursued obtaining funds through deposits and has also made consistent use of FHLB advances during the period of June 30, 2007, to June 30, 2009. The

Performance Overview (cont.)

Company's competitive rates for savings in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits increased a modest 5.0 percent from June 30, 2007, to June 30, 2009. The Company has not pursued an aggressive deposit pricing program. The Company's FHLB advances have remained flat at $7.5 million at June 30, 2007, and at June 30, 2009.

Versailles Savings has witnessed an increase in its equity amount and ratio from June 30, 2007, to June 30, 2009. At June 30, 2007, the Company had equity of $7.2 million representing a 18.48 percent equity to assets ratio and then increasing to $7.4 million by June 30, 2009, representing a lesser 18.09 percent equity to asset ratio, with the decrease due to the Company's growth in assets.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Versailles Savings, reflecting the Company's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2007 through 2009.

Versailles Savings has experienced an overall decrease in its dollar level of interest income from fiscal year ended June 30, 2007, to June 30, 2009, due to the Company's decrease in yield on interest-earning assets, reduced by the Company's growth in loans. Interest income decreased from $2.3 million in 2007 to $2.1 million in 2009. In fiscal year 2009, interest income decreased $2.3 million or 9.1 percent to $2.1 million.

The Company's interest expense experienced a similar trend with a decrease from fiscal 2007 to 2009. Interest expense decreased $133,000 or 12.5 percent, from 2007 to 2009, compared to a dollar increase in interest income of $228,000 or 10.0 percent, for the same time period. Such decrease in interest income, recognizing the decrease in interest expense, resulted

Income and Expense (cont.)

in a modest dollar decrease in annual net interest income of $95,000 or 7.8 percent for the two fiscal years ended June 30, 2009, and a moderate decrease in the net interest margin ratio and the net interest spread ratio.

The Company has made provisions for loan losses in only one of the past three fiscal years of 2007 through 2009. The amounts of provisions were determined in recognition of the Company's nonperforming assets, charge-offs, repossessed assets, lending activity, and industry norms. The only loan loss provision was $110,000 in the fiscal year ended June 30, 2009. The impact of this loan loss provision has been to provide Versailles Savings with a general valuation allowance of $264,000 at June 30, 2009, or 0.76 percent of gross loans and 99.6 percent of nonperforming assets.

Total other income or noninterest income, excluding gains and losses, indicated a modest increase from fiscal year 2007 to 2009. In addition to noninterest income, the Company had losses on the sale of securities of $70,000 in 2008 and $54,000 in 2009, resulting in total noninterest income, including gains and losses of $4,000 in 2007, $(66,000) in 2008 and $(49,000) in 2009. Noninterest income was $4,000 in fiscal year 2007, representing 0.01 percent of assets. Noninterest income for the
year ended June 30, 2009, was a lesser $(49,000) and representing (0.12) percent of assets. Noninterest income consists primarily of service charges, fees and other income.

The Company's general and administrative expenses or noninterest expenses increased from $707,000 for the fiscal year of 2007 to $761,000 for the fiscal year ended June 30, 2009. The dollar increase in noninterest expenses was $54,000 from 2007 to 2009, representing a percentage increase of 7.6 percent or 3.8 percent a year. This increase in operating expenses was due to normal operations. On a percent of average assets basis, operating expenses increased from 1.85 percent of average assets for the fiscal year ended June 30, 2007, to 1.93 percent for the fiscal year ended June 30, 2009, which was lower than the current industry average of approximately 2.45 percent.

Income and Expense (cont.)

The net earnings position of Versailles Savings has indicated moderate earnings from 2007 through 2009. The annual net income figures for the past three fiscal years of 2007 through 2009 were $345,000, $259,000 and $138,000, representing returns on average assets of 0.90 percent, 0.67 percent and 0.35 percent, respectively.

Exhibit 7 provides the Company's normalized earnings or core earnings for fiscal year 2009. The Company's normalized earnings eliminate any nonrecurring income and expense items. There were two adjustments for fiscal year 2009. The first adjustment was a reduction in provision for loan losses by $100,000. The second adjustment was a reduction in the loss on sale of securities by $54,000. These adjustments resulted in core income of $241,000 for the year ended June 30, 2009.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Company's return on assets decreased from 0.90 percent in fiscal year 2007, to 0.35 percent in fiscal year 2009.

The Company's average net interest rate spread decreased from 2.62 percent in fiscal year 2007 to 2.36 percent in fiscal year 2009, representing a decrease of 26 basis points. The Company's net interest margin indicated a similar trend, decreasing from 3.28 percent in fiscal year 2007 to 2.93 percent in fiscal year 2009, representing a decrease of 35 basis points.

The Company's return on average equity decreased from 2007 to 2009. The return on average equity decreased from 4.79 percent in 2007 to 1.85 percent in fiscal year 2009, reflecting the rise in the Company's equity combined with the decrease in earnings.

Versailles Savings' ratio of average interest-earning assets to average interest-bearing liabilities increased slightly from 123.11 percent at June 30, 2007, to a higher 123.80 percent at June 30, 2009.

Income and Expense (cont.)

The Company's ratio of noninterest expenses to average assets increased from 1.85 percent in fiscal year 2007, to a modestly higher 1.93 percent in fiscal year 2007. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 62.41 percent with the lower the ratio indicating higher efficiency. The Company has been characterized with a higher level of efficiency in the past, reflected in its lower efficiency ratio, which increased from 57.50 percent in 2007 to 67.23 percent in 2009.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Versailles Savings witnessed a moderate increase in its nonperforming asset ratio from fiscal year 2007 to 2009. By definition, nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. The Company's nonperforming assets were comprised entirely of nonaccrual loans. The ratio of nonperforming assets to total assets was 0.21 percent at June 30, 2007, and increased to 0.65 percent at June 30, 2009. The Company's allowance for loan losses to loans was 0.76 percent at June 30, 2009, resulting primarily from the Company's increase in its allowance for loan losses in 2009. As a percentage of nonperforming loans, Versailles Savings' allowance for loan losses increased from 60.36 percent at June 30, 2008, to 99.62 percent at June 30, 2009.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2008 and 2009. In fiscal year 2008, net interest income decreased $67,000, due to a decrease in interest income of $22,000, accented by a $45,000 increase in interest expense. The decrease in interest income was due to a decrease due to rate of $26,000, reduced by an increase due to volume of $4,000. The increase in interest expense was due to an increase due to volume of $28,000, accented by an increase due to a change in rate of $17,000.

In fiscal 2009, net interest income decreased $28,000, due to a decrease in interest income of $207,000, reduced by a $179,000 decrease in interest expense. The decrease in

Income and Expense (cont.)

interest income was due to a decrease due to rate of $255,000, reduced by an increase due to volume of $48,000. The decrease in interest expense was due to a decrease due to volume of $20,000, accented by a decrease due to a change in rate of $159,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2008 and 2009 and at June 30, 2009, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Versailles Savings' weighted average yield on its loan portfolio decreased 59 basis points from fiscal year 2008 to 2009, from 6.33 percent to 5.74 percent and then decreased 12 basis points at June 30, 2009, to 5.62 percent. The yield on securities available-for-sale decreased 60 basis points from fiscal year 2008 to 2009, from 4.64 percent to 4.04 percent and decreased another 19 basis points at June 30, 2009, to 3.85 percent. The yield on securities held-to-maturity decreased 27 basis points from fiscal year 2008 to 2009, from 4.61 percent to 4.34 percent, and decreased another 13 basis points at June 30, 2009, to 4.21 percent. The yield on interest-earning deposits decreased 178 basis points from fiscal year 2008 to 2009, from 3.42 percent to 1.64 percent and then decreased 42 basis points at June 30, 2009, to 1.22 percent.

Versailles Savings' weighted average cost of interest-bearing liabilities decreased 69 basis points from fiscal year 2008 to 2009, which was greater than the Company's 61 basis point decrease in yield on interest-earning assets, resulting in an increase in the Company's interest rate spread of 3 basis points from 2.33 percent to 2.36 percent from 2008 to 2009. The Company's average cost of interest-bearing liabilities then decreased 37 basis points to 2.63 percent compared to a 9 basis point decrease in yield on interest-earning assets at June 30, 2009. The result was an increase in the Company's interest rate spread of 27 basis points to 2.63 percent at June 30, 2009. The Company's net interest margin decreased from 3.04 percent in fiscal year 2008 to 2.93 percent in fiscal year 2009.

INTEREST RATE SENSITIVITY

Versailles Savings has monitored its interest rate sensitivity position and focused on maintaining a stronger equity position and maintaining a moderate balance of rate sensitive assets by originating a modest share of adjustable-rate mortgage loans and maintaining a modest balance of short-term and adjustable-rate mortgage-backed securities. Versailles Savings recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap". The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance.

The Company measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Company is calculated on a quarterly basis, by the OTS, showing the change in the NPV for the Company under rising and falling interest rates. Such changes in NPV under changing rates is reflective of the Company's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Company's NPV as of June 30, 2009, based on OTS calculations and the change in the Company's NPV under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Company's change in its NPV at June 30, 2009, based on a rise in interest rates of 100 basis points was an 8.0 percent decrease, representing a dollar decrease in equity value of $1,456,000. In contrast, based on a decline in interest rates of 100 basis points, the Company's NPV was estimated to increase 6.0 percent or $448,000 at June 30, 2009. The Company's exposure increases to an 18.0 percent decrease under a 200 basis point rise in rates. The Company's post shock NPV ratio is 16.51 percent at June 30, 2009, and the Company's change in its NPV ratio is a negative 272 basis points, based on a 200 basis point increase in interest rates.

The Company is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates, impacted by its higher equity to asset ratio of 18.09 percent. Due to Versailles Savings' desire to control its interest rate exposure, the Company has been a more active originator of shorter term nonresidential mortgage loans and plans to continue this lending strategy.

LENDING ACTIVITIES

Versailles Savings has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings with increasing activity in nonresidential loans. Exhibit 12 provides a summary of Versailles Savings' loan portfolio, by loan type, at June 30, 2008 and 2009.

Residential loans secured by one- to four-family dwellings was the primary loan type, representing 77.9 percent of the Company's gross loans as of June 30, 2009. This share has seen a slight increase from 76.9 percent at June 30, 2008. The second largest individual loan category was nonresidential real estate loans, which represented 16.9 percent of loans at June 30, 2009, increasing from 15.2 percent at June 30, 2008. The third largest loan type as of June 30, 2009, was consumer loans, which comprised a 3.3 percent share of gross loans compared to a larger 4.1 percent as of June 30, 2008. The commercial loan category was the fourth largest loan type at June 30, 2009, which represented 1.03 percent of gross loans, compared to a similar 1.05 percent at June 30, 2008. The final loan category was multi-family loans, which represented 0.9 percent of gross loans at June 30, 2009, down from 1.4 percent at June 30, 2008. The four real estate loan categories represented 95.7 percent of gross loans at June 30, 2009, compared to a lesser 94.9 percent of gross loans at June 30, 2008.

Commercial loans represented a minimal size loan category for Versailles Savings with regard to the amount of loans. Commercial loans totaled $356,000 and represented 1.0 percent of total loans at June 30, 2009, compared to $329,000 and 1.0 percent of total loans at June 30, 2008.

The consumer loan category was the remaining loan category at June 30, 2009, and represented a modest 3.3 percent of gross loans compared to 4.1 percent at June 30, 2008. The primary types of consumer loans are savings account loans, automobile loans and secured and unsecured personal loans. Consumer loans were the third largest overall loan type, at June 30, 2009, and also the third largest loan type at June 30, 2008. The overall mix of loans has

Lending Activity (cont.)

witnessed only modest change from June 30, 2008, to June 30, 2009, with the Company having increased its balances of one- to four-family loans, nonresidential real estate loans and commercial business loans.

The emphasis of Versailles Savings' lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in Versailles Savings' market area which includes all of Darke County and the western half of Shelby County in Ohio. The Company also originates interim construction loans on one- to four-family residences to individual owners and to developers for construction of single-family homes. At June 30, 2009, 77.9 percent of Versailles Savings' gross loans consisted of loans secured by one- to four-family residential properties, excluding construction loans. Construction loans represented only $1,000 or zero percent of gross loans at June 30, 2009, compared to $449,000 or 1.4 percent at June 30, 2008.

The Company originates one-year, three-year and five-year adjustable-rate mortgage loans ("ARMs"). The three-year and five-year ARM loans have a fixed rate for the initial term and then convert to an adjustable rate. The initial interest rates on ARMs are indexed to the rate on one-year U. S. Treasury securities adjusted to a constant one-year maturity plus a margin of normally 300 basis points. One-year, three-year, and five-year ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and a maximum rate adjustment of 6.0 percent for the life of the loan, with payments based on up to a 25 year loan term. The Company does not use below market interest rates to attract borrowers. The Company retains all of the ARMs which it originates.

The majority of ARM loans have terms of up to 25 years, and fixed rate loans have normal terms of 15 to 25 years, but the Company does originate fixed-rate one- to four-family loans with a 10-year term. The Company has retained its ARMs and fixed-rate loans. Historically, the majority of Versailles Savings' one-to four-family mortgage loan portfolio has been fixed-rate mortgage loans, which represented 75.7 percent of one-to four-family mortgage loans at June 30, 2009, with 24.3 percent being ARMs.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Versailles Savings, even though the Company will grant loans with up to a 90 percent loan to value ratio, but private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Company include due-on-sale clauses enabling the Company to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Company normally exercises its rights under these clauses.

Versailles Savings originates construction loans in its market area. Construction loans totaled only $1,000 at June 30, 2009, and represented zero percent of loans compared to $449,000 and 1.43 percent of loans at June 30, 2008.

Versailles Savings has also been a relatively active originator of nonresidential real estate loans. The Company will continue to make nonresidential real estate loans. The Company had a total of $5.8 million in nonresidential real estate loans at June 30, 2009, or 16.9 percent of gross loans, compared to $4.8 million or 15.2 percent of gross loans at June 30, 2008. Most of the nonresidential real estate loans are secured by office buildings, retail stores, farms, warehouses, churches and other commercial properties and are located in the Company's primary market area. The Company also originates multi-family loans, which totaled $326,000 at June 30, 2009, and represented 0.94 percent of total loans.

The smallest category of real estate loans is construction loans, which totaled only $1,000 at June 30, 2009, down from $449,000 at June 30, 2008. The Company will continue to originate residential construction loans to owners on properties located in the Company's market area.

Lending Activities (cont.)

The Company has been modestly active in the origination of home equity mortgage loans, which totaled $686,000 at June 30, 2009, representing 2.0 percent of loans and are included in one- to four-family loans. The Company's home equity loans are both variable-rate and fixed-rate and are limited to properties that Versailles Savings holds the first lien. The Company's home equity loans that are fixed-rate loans normally have a term of 20 years. The Company's home equity loans normally have a loan to value ratio of 80.0 percent, including the first mortgage.

The Company also originates commercial loans to area businesses which totaled $356,000 and represented 1.0 percent of loans at June 30, 2009. Such business loans are term loans rather than lines of credit and are generally secured by equipment, inventory and accounts receivable. Versailles Savings has been involved in automobile lending as well as general consumer lending. Consumer loans originated consist primarily of automobile loans, secured and unsecured personal loans, and savings account loans and represented $1.1 million or 3.3 percent of gross loans at June 30, 2009, down from $1.3 million or 4.1 percent of loans at June 30, 2008.

Exhibit 13 provides a loan maturity schedule for Versailles Savings at June 30, 2009. The Company has a moderate 34.1 percent of its loans at June 30, 2009, due in 5 years or less and an additional 60.0 percent due in 10 to 20 years. The Company has a predominance of fixed-rate loans versus adjustable-rate loans, with fixed-rate loans representing 74.1 percent of loans compared to 25.9 percent in adjustable-rate loans. Nonresidential real estate loans have a higher 35.7 percent share of loans in adjustable-rate loans at June 30, 2009.

As indicated in Exhibit 14, Versailles Savings indicated a predominance of one- to four-family loan originations. One- to four-family loan originations totaled $13.3 million in fiscal 2009 and represented 69.2 percent of total loan originations. The second largest loan origination category in 2009 was nonresidential real estate loans, which totaled $3.0 million and represented 15.8 percent of total originations followed by construction loans, which totaled $1.6 million and

Lending Activities (cont.)

represented a lesser 8.2 percent of total loan originations. The fourth largest loan origination category in fiscal 2009 was consumer loans, which totaled $1.2 million and represented 6.0 percent of total originations. The Company had $19.2 in loan originations in fiscal 2009, with no loan purchases or sales, resulting in a net increase in loans of $3.2 million or 10.1 percent. In 2008, the Company had $11.8 million in loan originations with no loan purchases or sales, resulting in a net decrease in loans of $1.3 million or 4.0 percent.

NONPERFORMING ASSETS

Versailles Savings understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with recent increases in their nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans in growing metropolitan markets. Versailles Savings has not been faced with higher levels of delinquent loans or nonperforming assets.

On a monthly basis, Versailles Savings' management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 20 days, the Company sends the borrower a late payment letter and sends another letter 30 days after the payment is due. The Company then initiates both written and oral communication with the borrower to determine the reason for nonpayment and discuss future payments. When the loan becomes delinquent at least 90 days, the Company will send the borrower a certified letter stating that the entire balance is due and payable. The borrower is permitted ten additional days to submit payment. If the borrower does not respond, the Company initiates foreclosure proceedings.

The Company does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status.

Exhibit 15 provides a summary of Versailles Savings' delinquent loans at June 30, 2008 and 2009. Delinquent loans include loans 30 to 59 days past due loans, loans 60 to 89 days past due and loans 90 days or more past due. The Company had $433,000 in delinquent loans at June 30, 2009. The delinquent loans consisted of $208,000 in one- to four-family loans, $199,000 in multi-family loans and $26,000 in nonresidential real estate loans and $113,000 in loans 30 to

Nonperforming Assets (cont.)

59 days past due, $55,000 in loans 60 to 89 days past due and $265,000 in loans 90 days or more past due. At June 30, 2008, Versailles had a larger $861,000 in delinquent loans comprised of $520,000 in one- to four-family loans, $197,000 in multi-family loans, $32,000 in nonresidential real estate loans, $60,000 in commercial business loans and $52,000 in consumer loans.

Exhibit 16 provides a summary of Versailles Savings' nonperforming assets at June 30, 2008 and 2009. By definition, nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets. The Company has historically carried a much lower balance of nonperforming assets, and these assets have decreased slightly from 2008 to 2009. At June 30, 2009, Versailles Savings' nonperforming assets consisted entirely of nonaccrual loans, with no loans 90 days or more past due and no real estate owned. Versailles Savings' nonperforming assets decreased from $274,000 or 0.71 percent of assets at June 30, 2008, to $265,000 or 0.65 percent of assets at June 30, 2009.

Versailles Savings' nonperforming assets were lower than its classified assets. The Company's classified assets was $367,000 or 0.90 percent of assets at June 30, 2009 (reference Exhibit 17). The Company's classified assets consisted of $168,000 in substandard assets, with $199,000 classified as doubtful and no assets classified as loss. The Company had $380,000 in classified assets at June 30, 2008, with all of them classified as substandard.

Exhibit 18 shows Versailles Savings' allowance for loan losses for fiscal years ended June 30, 2008 and 2009, indicating the activity and the resultant balances. Versailles Savings has experienced a moderate increase in its balance of allowance for loan losses from $166,000 at June 30, 2008, to $264,0000 at June 30, 2009. The balance in allowance for loan losses increased from June 30, 2008, to June 30, 2009, due to provisions of $110,000 in 2009. The Company's ratio of allowance for loan losses to gross loans increased from 0.53 percent at

June 30, 2008, to 0.76 percent at June 30, 2009. The ratio of allowance for loan losses to nonperforming loans was 60.36 percent at June 30, 2008, and a higher 99.62 percent at June 30, 2009, reflecting the increase in allowance for loan losses.

INVESTMENTS

The investment securities portfolio of Versailles Savings has been comprised of U.S. Government and federal agency securities, mortgage-backed securities, interest-bearing deposits in financial institutions, FHLB stock and mutual funds. Exhibit 19 provides a summary of Versailles Savings' investment securities at June 30, 2008 and 2009, excluding FHLB stock and interest-bearing deposits. Investment securities, including available-for-sale and held-to-maturity securities, totaled $3.1 million at June 30, 2008, compared to $2.0 million at June 30, 2009, excluding FHLB stock of $384,100 at June 30, 2008, and $389,200 at June 30, 2009. The Bank also had $824,000 in interest-bearing deposits in other financial institutions and $800,000 in overnight deposits at June 30, 2009. The primary component of investment securities at June 30, 2009, was mortgage-backed securities, representing 55.7 percent of investments. The investment securities had a weighted average yield of 4.07 percent for the year ended June 30, 2009. The Company also had interest-bearing deposits totaling $2.4 million at June 30, 2009, with a yield of 1.64 percent for the year ended June 30, 2009.

DEPOSIT ACTIVITIES

The change in the mix of deposits from June 30, 2008, and June 30, 2009, is provided in Exhibit 20. There has been a modest change in both total deposits and in the deposit mix during this period. Certificates of deposit witnessed a decrease in their share of total deposits, declining from 72.9 percent of total deposits at June 30, 2008, to a lesser 69.6 percent of total deposits at June 30, 2009. This decrease is similar to the industry norm of a slight decrease in the share of certificates, but the share of certificates of deposit exceeds the industry average of 60.5 percent. The major component of certificates had rates between 2.00 percent and 2.99 percent and represented 36.0 percent of certificates at June 30, 2009. Regular savings accounts increased in dollar amount from $6.4 million to $7.5 million, and their share of total deposits increased from 27.1 percent to 30.4 percent from June 30, 2008, to June 30, 2009. The Company had no NOW accounts or money market deposit accounts.

Deposit Activities (cont.)

Exhibit 21 shows the breakdown by maturity for certificates of deposit of $100,000 or more. These certificates totaled $1,279,000 at June 30, 2009, and represented 5.2 percent of deposits. The major share of these certificates had maturities of three to six months, representing 47.8 percent of these certificates, followed closely by certificates with a maturity of three months or less and representing 44.3 percent of these certificates.

Exhibit 22 shows the Company's breakdown in certificates of deposit by maturity at June 30, 2009. Versailles Savings has a strong 72.5 percent of its certificates of deposit maturing in less than one year and another 17.1 percent maturing in one to two years. The major share of certificates had interest rates from 2.00 percent to 2.99 percent responsible for 36.01 percent of certificates, with the second largest category by rate having rates less than 2.00 percent and representing 33.76 percent of certificates.

BORROWINGS

Versailles Savings has relied on retail deposits as its primary source of funds but has also made use of FHLB advances. Exhibit 23 shows the Company's FHLB advances for the past two fiscal years ended June 30, 2008 and 2009. The Company had FHLB advances totaling $7.0 million at June 30, 2008, representing 18.0 percent of assets with such advances having increased to $7.5 million and representing 18.4 percent of assets at June 30, 2009. The cost of FHLB advances has decreased from 5.34 percent at June 30, 2008, to 4.91 percent at June 30, 2009.

SUBSIDIARIES

Versailles Savings has no active subsidiaries.

OFFICE PROPERTIES

Versailles Savings has one full service office located in Versailles, Darke County, Ohio (reference Exhibit 24). Versailles Savings owns its home office. The Company's net investment in its office premises totaled $9,498 or 0.02 percent of assets at June 30, 2009.

MANAGEMENT

The president and chief executive officer of Versailles Savings is Douglas P. Ahlers, who is also a director. Mr. Ahlers joined the Company in 1991 and has served the Company as president and chief executive officer since 1994. Mr. Ahlers became a director of the Company in 1994. Prior to joining Versailles Savings, Mr. Ahlers served as a commercial loan officer at Fifth Third Bank for six years. Other senior officers include Cheryl B. Leach, executive vice president and chief financial officer and Jerome F. Bey, III, vice president and chief lending officer. Ms. Leach has served in her present position since 1992. Mr. Bey joined the Bank in 2009 as vice president and chief lending officer. Prior to joining Versailles Savings, Mr. Bey served as vice president of consumer lending at Second National Bank from 2000 to 2009 (reference Exhibit 25).

II. DESCRIPTION OF PRIMARY MARKET AREA

Versailles Savings' market area encompasses Darke County and western Shelby County in Ohio. The Company only has one office in Versailles, Ohio.

Exhibit 26 provides a summary of key demographic data and trends for Darke and Shelby Counties, Ohio and the United States. From 1990 to 2000, population increased in Shelby County, Ohio and the United States but decreased slightly in Darke County. The population decreased by 0.6 percent in Darke County, but increased 6.7 percent in Shelby County, 4.7 percent in Ohio and 13.2 percent in the United States. The population in 2008 indicated another small decrease of 0.4 percent in Darke County, compared to increases of 3.3 percent in Shelby County, 2.5 percent in Ohio and 9.9 percent in the United States. Projections indicate that population will increase in Shelby County, Ohio and the United State through 2013, at rates of 2.5 percent, 1.5 percent and 6.3 percent, respectively, but Darke County is projected to continue to decrease in population by 0.4 percent.

Darke County experienced an increase in households from 1990 to 2000. During those ten years, the number of households increased in Darke County by 4.9 percent, in Shelby County by 12.9 percent, in Ohio by 8.7 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2008 indicates an increase in Darke County of 2.4 percent, an increase in Shelby County of 6.3 percent, with Ohio indicating an increase of 4.2 percent, all lower than the United States' increase at 12.2 percent. From 2008 through the year 2013, households are projected to increase by 0.5 percent, 3.6 percent, 2.1 percent and 4.7 percent in Darke County, Shelby County, Ohio and the United States, respectively.

In 1990, Darke County had per capita income of $11,693, while Shelby County, Ohio and the United States had 1990 per capita income of $13,150, $13,461 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. Darke County's per capita income increased from 1990 to 2000 by 59.7 percent to $18,670. Per capita income increased by 54.0 percent in Shelby County to $20,255, by 56.0 percent in Ohio to $21,003 and by 49.7 percent to $21,587 in the United States. From 2000 to 2008, per capita income continued to increase by

Description of Primary Market Area (cont.)

22.5 percent to $22,863 Darke County, by 21.5 percent to $24,605 in Shelby County, by 30.0 percent to $27,304 in Ohio and by 30.4 percent to $28,151 in the United States.

The 1990 median household income of $27,640 Darke County was lower than the median household income in Shelby County, Ohio and the United States of $ 30,929, $28,706 and $30,056, respectively. From 1990 to 2000, median household income increased in all areas, with Darke County indicating a 42.2 percent increase to $39,307, compared to a 21.5 percent increase to $47,745 in Shelby County, a 42.7 percent increase to $40,956 in Ohio and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2008, median household income in Darke County was estimated to have increased 21.5 percent, while Shelby County's median household income grew 23.8 percent to $55,112, Ohio's median household income grew 27.9 percent to $52,391, and the United States' increase was 30.4 percent to $54,749 from 2000 to 2008. From 2008 to 2013, median household income is projected to increase by 14.8 percent in Darke County, by 14.5 percent in Shelby County, by 18.3 percent in Ohio and by 17.0 percent in the United States. Based on those rates of increase, by 2013, median household income is projected to be $54,797 in Darke County, $63,093 in Shelby County, $61,999 in Ohio, and $64,042 in the United States.

Exhibit 27 provides a summary of key housing data for Darke and Shelby Counties, Ohio and the United States. In 1990, Darke County had a rate of owner-occupancy of 76.4 percent, higher than Shelby County at 74.3 percent, Ohio at 67.5 percent and the United States at 64.2 percent. As a result, Darke County supported a lower rate of renter-occupied housing of 23.6 percent, compared to 25.7 percent in Shelby County, 32.5 percent in Ohio and 35.8 percent in the United States. In 2000, owner-occupied housing increased slightly in Darke County to 76.6 percent. Owner-occupancy also increased in Ohio and the United States to 69.1 percent and 66.2 percent, respectively. Owner-occupancy remained at 74.3 percent in Shelby County. Conversely, the renter-occupied rates decreased in Darke County to 23.4 percent and in Ohio and the United States to 30.9 percent and 33.8 percent, respectively.

Darke County's 1990 median housing value was $51,600, with Shelby County at $59,900, Ohio at $62,900 and the United States at a much higher $78,500. The 1990 median rents in Darke County was $327, compared to Shelby County at $369, Ohio at $379 and the United States at $374. In 2000, median housing values had increased in Darke County to a 2000 median housing value of $91,100, with Shelby County at $97,000, Ohio at $103,700 and the United States at $119,600. The 2000 median rent values were $447, $499, $515 and $602 in Darke County, Shelby County, Ohio and the United States, respectively.

In 1990, the major source of employment in both Darke County and Shelby County by industry sector, based on share of employment, was the manufacturing sector with an average of 34.0 percent in Darke County and 44.8 percent of employment in Shelby County. The services sector was the source of the majority of employment in Ohio and the United States with 35.1 percent of employment in Ohio and 34.0 percent in the United States (reference Exhibit 28). The services sector was the second major employment source in the market area at 25.3 percent in Darke County and 23.1 percent in Shelby County, while the manufacturing sector at 23.1 percent was the second major employment source in Ohio and the wholesale/retail sector at 27.5 percent was the second major employment source in the United States. The wholesale/retail sector was the third major employment sector in Darke County and Shelby County at 19.7 percent and 17.1 percent, respectively, and was also the third largest employment sector in Ohio at 22.1 percent of employment. The third highest employment sector in the United States was the manufacturing industry at 19.2 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 21.0 percent of employment in Darke County, 15.0 percent in Shelby County, 19.7 percent in Ohio and 19.3 percent in the United States.

In 2000, the services industry, manufacturing industry and wholesale/retail industry provided the first, second and third highest sources of employment, respectively, for Darke County, similar to Ohio, while the manufacturing industry remained the first source of employment in Shelby County. The services industry accounted for 33.6 percent, 31.5 percent,

Description of Primary Market Area (cont.)

43.8 percent and 46.7 percent in Darke County, Shelby County, Ohio and the United States, respectively. The manufacturing sector provided for 29.8 percent, 41.9 percent, 20.0 percent and 14.1 percent in Darke County, Shelby County, Ohio and the United States, respectively. The wholesale/retail sector provided 14.5 percent, 10.9 percent, 15.5 percent and 15.3 percent of employment in Darke and Shelby Counties, Ohio and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
Honda of America, Mfg., Inc.	Auto engines/brakes	2,800
Emerson Climate Technologies	Air conditioning	2,000
Plastipak Packaging, Inc.	Manufacture plastic containers	1,300
Wilson Memorial Hospital	Medical care	765
NK Parts Industries	Test, assemble auto parts	740
Whirlpool Corporation	Kitchenaid appliances	702
American Trim	Auto/appliance stamping	700
Midmark Corporation	Medical/dental equip.	700
Greenville Technology, Inc.	Auto plastics	680
Wayne Hospital	Critical care center	680
Kirk National Lease	Transportation/Trucking	600
Norcold, Inc.	Refrigerators for RV/boats	530
Sidney City Schools	Education	500
Cargill, Inc.	Soybean refining/meal/oil	470
Holloway Sportswear	Sportswear	470
WalMart Super Center	Discount retailer	450
Alcoa Home Exteriors (Ply-Gem)	Vinyl/Aluminum siding	450
Airstream, Inc.	Travel trailers/motor home	450
Freshway Foods	Food processing	440
Honeywell CPG	Fram oil filters	321
Brethren Retirement Community	Health/Retirement Community	311
Dick Lavy Trucking	Freight carrier	244
Beauty Systems Group	Beauty supply distributor	229
Norcold, Inc.	Refrigeration units	170
Neff Motivation, Inc.	Awards related mfg.	165

Description of Primary Market Area (cont.)

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Darke County, Shelby County, Ohio and the United States in 2005 through June of 2009. Darke County and Ohio have been generally characterized by similar unemployment rates but higher when compared to the United States. Shelby County's unemployment rates were lower than all other areas until 2007 when the unemployment rates rose above the national rate only. In 2005, Darke County had an unemployment rate of 5.8 percent, compared to unemployment rates of 4.7 percent in Shelby County, 5.9 percent in Ohio and 5.1 percent in the United States. Unemployment rates decreased in 2006 to 5.6 percent in Darke County, compared to decreases to 4.2 percent in Shelby County, 5.5 percent in Ohio and to 4.6 percent in the United States. In 2007, the unemployment rate remained at 5.6 percent in Darke County and remained at 4.6 percent in the United States, while Ohio's unemployment rate increased slightly to 5.6 percent and Shelby County's unemployment rate increased to 4.8 percent. In 2008, all areas had unemployment rate increases. Darke County had an unemployment rates of 6.4 percent, while Shelby County, Ohio and the United States increased to 6.1 percent, 6.5 percent and 5.8 percent. Through June of 2009, unemployment rates continued to increase to 11.7 percent, 13.5 percent, 11.2 percent and 9.7 percent in Darke County, Shelby County, Ohio and the United States, respectively.

Exhibit 30 provides deposit data for banks and thrifts in both Darke and Shelby Counties. The Company's deposit base in the market area as of June 30, 2008, was $23.5 million or an 8.2 percent share of the $288 million total thrift deposits and a smaller 1.4 percent share of the total deposits, which were $1.6 billion as of June 30, 2008. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderate deposit base, with Versailles Savings having a modest market penetration for thrift deposits but a much smaller penetration of total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2005 through March 31, 2009. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a rising trend in 2005 and 2006 and then a softening trend in 2007. Then rates indicated noticeable decrease in 2008 with the Treasury bill rate rising in early 2009.

SUMMARY

To summarize, the primary component of the Company's market area, Darke and Shelby Counties, has experienced minimal increases in population and households since 1990. Such a pattern is projected to continue from 2008 through 2013. Darke County indicated a lower per capita income and lower median household income than both Ohio and the United States, while Shelby County's median house income was slightly above all other areas. In both 1990 and 2000, the median rent in Darke County was lower than Shelby County's and Ohio's median rent as well as the national average. In 1990 and 2000, Darke County's and Shelby County's median housing values were slightly lower than in Ohio and much lower than the United States median value.

Darke County has had similar unemployment rates compared to Ohio but higher than those of the United States, while Shelby County's unemployment rates had been lower than other areas until 2007 and is now higher than all other areas. Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2008, total deposit base for banks and thrifts of $1.6 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group." This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Ohio.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 185 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 30 and 31 also subclassify all thrifts by region, including the 54 publicly-traded Midwest thrifts ("Midwest thrifts") and the 16 publicly-traded thrifts in Ohio ("Ohio thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2008, and August 19, 2009.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Versailles as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Versailles' basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of August 19, 2009, no potential comparable group candidate had to be eliminated due to involvement in a merger/acquisition.

There are no pending merger/acquisition transactions involving thrift institutions in Versailles' city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit

Mutual Holding Companies (cont.)

37 presents key financial data and ratios for the 76 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates, but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 261 publicly-traded, FDIC-insured institutions, including 76 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange, 137 are listed on NASDAQ, 72 are traded on the OTC Bulletin Board and 32 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of August 19, 2009, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2008.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Versailles, including the western and southwestern states.

The geographic location parameter consists of Ohio and its surrounding states of Indiana, Michigan, Pennsylvania, West Virginia and Kentucky, as well as the states of Iowa, Illinois Missouri and Wisconsin, for a total of ten states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $500 million or less, due to the general similarity of asset mix and operating strategies of institutions in this asset range, compared to Versailles, with assets of approximately $40.0 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 34 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and Investments/Assets
2. Mortgage-Backed Securities/Assets
3. One- to Four-Family Loans/Assets
4. Total Net Loans/Assets
5. Total Net Loans and Mortgage-Backed Securities/Assets
6. Borrowed Funds/Assets
7. Equity/Assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Versailles with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Versailles. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

Versailles' ratio of cash and investments to assets was 10.4 percent at June 30, 2009, and reflects the Company's smaller share of investments compared to national and regional averages. The Company's investments consist primarily of U. S. government and federal agency securities, mutual funds and interest-bearing deposits and excludes mortgage-backed securities. Versailles' share of cash and investments was lower than national and regional averages. The Company has experienced a modest decrease in it share of cash and investments from 11.1 percent at June 30, 2005, to 10.4 percent at June 30, 2009. It should be noted that, for the purposes of comparable group selection, Versailles' $389,200 balance of Federal Home Loan Bank stock at June 30, 2009, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad due to Versailles' higher historical balance, as well as the general volatility of this parameter and institutions' varying liquidity options and approaches. The range has been defined as 30.0 or less of assets, with a midpoint of 15.0 percent.

Mortgage-Backed Securities to Assets

At June 30, 2009, Versailles' ratio of mortgage-backed securities to assets was 2.8 percent, lower than the regional average of 7.82 percent and the national average of 11.28 percent for publicly-traded thrifts. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to lending relative to cyclical loan demand and prevailing interest rates, this parameter is moderately broad at 30.0 percent or less of assets with a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

Versailles' lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 66.1 percent of the Company's assets at June 30, 2009, which is higher than the national average of 43.8 percent and the 47.9 percent average for savings institutions in the Midwest. The parameter for this characteristic is 70.0 percent or less of its assets in one- to four-family loans with a midpoint of 35.0 percent.

Total Net Loans to Assets

At June 30, 2009, Versailles had a ratio of total net loans to assets of 84.4 percent and a lower three year average of 82.9 percent, compared to the current national average of 70.8 percent and the regional average of 71.8 percent for publicly-traded thrifts. The Company's trend indicates a stable ratio of total net loans to assets. The parameter for the selection of the comparable group is from 50.0 percent to 90.0 percent with a midpoint of 70.0 percent. The wider range relates to the Company's increasing share of loans, as well as to the fact that, as the referenced national and regional averages indicate, many institutions also purchase varying volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Versailles.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Versailles' shares of mortgage-backed securities to assets and total net loans to assets were 2.8 percent and 84.4 percent, respectively, for a combined share of 87.2 percent. Recognizing the industry and regional ratios of 82.1 percent and 79.6 percent, respectively, of net loans and mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 92.0 percent, with a midpoint of 81.0 percent.

Borrowed Funds to Assets

Versailles had a $7.5 million balance of borrowed funds at June 30, 2009, representing 18.4 percent of assets, a slight increase from $7.0 million or 18.5 percent of assets at June 30, 2005, as the Company made slightly greater use of borrowings to support its loan activity.

The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of longer term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds has increased, due to the challenge in competing for deposits, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent, similar to the national average of 18.1 percent for publicly-traded thrifts.

Equity to Assets

Versailles' equity to assets ratio as of June 30, 2009, was 18.1 percent. After conversion, based on the midpoint value of $5.0 million with 50.0 percent of the net proceeds of the public offering going to the Company, Versailles' equity is projected to stabilize in the area of 22.8 percent. The consolidated pro forma equity to assets ratio for the Corporation is projected to be 25.1 percent following conversion. Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 20.0 percent with a midpoint ratio of 13.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Versailles' earnings performance and the basis for such performance both historically and during the year ended June 30, 2009. The primary performance indicator is the Company's return on average assets (ROAA). The second performance indicator is the Company's return on average equity (ROAE). To measure the Company's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Company is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to assets. The final performance indicator is the Company's ratio of operating expenses or noninterest expenses to assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the year ended June 30, 2009, Versailles' ROAA was 0.35 percent based on net earnings after taxes and 0.61 percent based on core or normalized earnings after taxes, as detailed in Item I of this Report and presented in Exhibit 7. In 2008, the Company had a net ROAA of 0.67 percent.

In recognition of the differences between net and core income for many institutions, for consistency we have elected to base our ROAA analysis and comparison on core or normalized income for both Versailles and the comparable group. Considering the historical and current earnings performance of Versailles, the range for the ROAA parameter based on core income has been defined as 0.80 percent or less with a midpoint of 0.40 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Company's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The consolidated ROAE for the Corporation on a pro forma basis at the time of conversion will be 3.26 percent based on core income at the midpoint valuation. Prior to conversion, the Company's ROAE for the twelve months ended June 30, 2009, was 1.85 percent based on net income, with a three year average net ROAE of 3.39 percent. The parameter range for the comparable group, based on core income, is 10.0 percent or less with a midpoint of 5.0 percent.

Net Interest Margin

Versailles had a net interest margin of 2.92 percent for the twelve months ended June 30, 2009, representing net interest income as a percentage of average interest-earning assets. The Company's range of net interest margin for the previous calendar years was 3.04 percent in 2008 and 3.28 percent in 2007 with a three year average of 3.08 percent and a generally decreasing trend since 2007.

The parameter range for the selection of the comparable group is from a low of 1.50 percent to a high of 4.00 percent with a midpoint of 2.75 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2009, Versailles had a modestly lower than average 1.91 percent ratio of operating expense to average assets. The Company's operating expense ratio was 1.87 percent in 2007 and 1.80 percent in 2008, with both of these ratios also below industry averages.

The operating expense to assets parameter for the selection of the comparable group is from a low of 1.50 percent to a high of 3.50 percent with a midpoint of 2.25 percent.

Noninterest Income to Assets

Versailles has consistently experienced a considerably lower than average dependence on noninterest income as a source of additional income. The Company's core noninterest income to average assets was 0.01 percent for the twelve months ended June 30, 2009, which is below the average of 0.67 percent for publicly-traded thrift institutions during that period. The Company's core income excludes its $54,000 in losses on securities. Versailles' annual ratio of noninterest income for the past three years has been 0.01 percent of average assets, with a stable trend excluding losses on the sale of securities in 2009 of $54,000 and $70,000 in 2008.

The range for this parameter for the selection of the comparable group is 1.00 percent of average assets or less, with a midpoint of 0.50 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 41. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Versailles. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets Ratio

Versailles' ratio of nonperforming assets to assets was 0.65 percent at June 30, 2009, which is lower than both the national average of 2.85 percent for publicly-traded thrifts and the Midwest regional average of 3.50 percent, and lower than its ratio of 0.71 percent at June 30, 2008. For the three years ended June 30, 2007 to 2009, the Company's ratio fluctuated from a high of 0.71 percent at June 30, 2008, to a low of 0.21 percent at June 30, 2007, with a three year average of 0.52 percent.

The parameter range for nonperforming assets to assets has been defined as 1.50 percent of assets or less with a midpoint of 0.75 percent.

Repossessed Assets to Assets

Versailles had no repossessed assets at June 30, 2009, identical to its ratio of zero percent at June 30, 2008. National and regional averages were 0.61 percent and 0.66 percent, respectively, for publicly-traded thrift institutions at June 30, 2009.

Repossessed Assets to Assets (cont.)

The range for the repossessed assets to total assets parameter is 1.00 percent of assets or less with a midpoint of 0.50 percent.

Loans Loss Reserves to Assets

Versailles had an allowance for loan losses of $265,000, representing a loan loss allowance to total assets ratio of 0.65 percent at June 30, 2009, which is higher than its ratio of 0.43 percent at June 30, 2008. For its two most recent calendar years, the Company's loan loss reserve averaged 0.54 percent of assets.

The loan loss allowance to assets parameter range used for the selection of the comparable group focused on a minimum required ratio of 0.40 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40 and 41. The comparable group institutions range in size from $189.0 million to $587.1 million with an average asset size of $425.5 million and have an average of 8.7 offices per institution. One of the comparable group institution was converted in 1986, one in 1993, one in 1995, one in 1996, two in 1998, one in 2003, one in 2004, one in 2006 and one in 2007. All of the comparable group institutions are traded on NASDAQ. The comparable group institutions as a unit have a ratio of equity to assets of 10.19 percent, which is 1.7 percent lower than all publicly-traded thrift institutions in the United States, and 15.9 percent higher than publicly-traded thrift institutions in Ohio; and for the most recent four quarters indicated a core return on average assets of 0.39 percent, higher than all publicly-traded thrifts at 0.07 percent and publicly-traded Ohio thrifts at (0.80) percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Versailles to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Ohio thrifts, as well as to the ten institutions constituting Versailles' comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 40 through 47.

As presented in Exhibits 42 and 43, at June 30, 2009, Versailles' total equity of 18.09 percent of assets was higher than the 10.19 percent for the comparable group, the 9.90 percent for Midwest thrifts, the 8.79 percent ratio for Ohio thrifts, and the 10.37 percent for all thrifts. The Company had an 84.41 percent share of net loans in its asset mix, higher than the comparable group at 70.30 percent, higher than all thrifts at 70.66 percent, Midwest thrifts at 71.63 percent and Ohio thrifts at 75.81 percent. Versailles' share of net loans, higher than industry averages, is primarily the result of its lower 10.37 percent share of cash and investments combined with its lower 2.76 percent share of mortgage-backed securities. The comparable group had a similar 10.13 percent share of cash and investments and a higher 13.20 percent share of mortgage-backed securities. All thrifts had 11.23 percent of assets in mortgage-backed securities and 11.27 percent in cash and investments. Versailles' 60.28 percent share of deposits was lower than the comparable group and the three geographic categories, reflecting the Company's higher 18.09 percent equity to assets combined with its higher 18.39 percent ratio of borrowed funds to assets. The comparable group had deposits of 71.33 percent and borrowings of 17.52 percent. All thrifts averaged a 70.38 percent share of deposits and 18.04 percent of borrowed funds, while Midwest thrifts had a 72.38 percent share of deposits and a 16.16 percent share of borrowed funds. Ohio thrifts averaged a 73.76 percent share of deposits and a 17.13 percent share of borrowed funds. Versailles was absent intangible assets at June 30, 2009, compared to 0.35 percent for the comparable group, 0.79 percent for all thrifts, 0.54 percent for Midwest thrifts and 0.49 percent for Ohio thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 44, 45 and 46 and provide the detail of key income and expense items for Versailles in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 46, for the twelve months ended June 30, 2009, Versailles had a yield on average interest-earning assets lower than the comparable group and also higher than the three geographical categories. The Company's yield on interest-earning assets was 5.33 percent compared to the comparable group at 5.89 percent, all thrifts at 6.75 percent, Midwest thrifts at 6.12 percent and Ohio thrifts at 6.05 percent.

The Company's cost of funds for the twelve months ended June 30, 2009, was lower than the comparable group and the three geographical categories. Versailles had an average cost of interest-bearing liabilities of 2.97 percent compared to 3.20 percent for the comparable group, 3.88 percent for all thrifts, 3.67 percent for Midwest thrifts and 3.75 percent for Ohio thrifts. The Company's lower yield on interest-earning assets combined with its lower interest cost, resulted in a lower net interest spread of 2.35 percent, modestly lower than the comparable group at 2.70 percent, and lower than all thrifts at 2.75 percent, Midwest thrifts at 2.67 percent and Ohio thrifts at 2.30 percent. Versailles demonstrated a net interest margin of 2.92 percent for the twelve months ended June 30, 2009, based on its ratio of net interest income to average interest-earning assets, which was slightly lower than the comparable group ratio of 2.99 percent. All thrifts averaged a higher 3.07 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.00 percent and Ohio thrifts at 2.97 percent.

Versailles' major source of income is interest earnings, as is evidenced by the operations ratios presented in Exhibit 44. The Company made a $110,000 provision for loan losses during the twelve months ended June 30, 2009, representing 0.28 percent of average assets and reflecting the Company's objective to increase its reserves for loan losses to total assets, nonperforming assets and classified assets. The comparable group indicated a provision representing a smaller 0.22 percent of assets, with all thrifts at 0.61 percent, Midwest thrifts at 0.78 percent and Ohio thrifts at 1.11 percent.

The Company's noninterest income was $(49,000) or (0.12) percent of average assets for the twelve months ended June 30, 2009, due to losses on securities of $54,000. Such net noninterest income ratio was significantly lower than the comparable group at 0.43 percent and all thrifts at 0.67 percent, Midwest thrifts at 0.63 percent and Ohio thrifts at 0.47 percent. For the twelve months ended June 30, 2009, Versailles' operating expense ratio was 1.91 percent. The Company's net operating expense ratio was lower than the comparable group at 2.49 percent, all thrifts at 2.70 percent, Midwest thrifts at 2.75 percent, and Ohio thrifts at 2.47 percent.

The overall impact of Versailles' income and expense ratios is reflected in the Company's net income and return on assets. For the twelve months ended June 30, 2009, the Company had an ROAA of 0.35 percent based on net income and a moderately higher ROAA of 0.61 percent based on core income, as indicated in Exhibit 7. For its most recent four quarters, the comparable group had a lower net ROAA of (0.09) percent and a lower core ROAA of 0.39 percent. All publicly-traded thrifts averaged a lower core net ROAA of 0.04 percent. Midwest thrifts averaged a lower (0.20) percent core ROAA, with Ohio thrifts indicating a core ROAA of (0.55) percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Versailles with the comparable group. These adjustments will take into consideration such key items as earnings performance, market area, financial condition, asset, loan and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and from the Company, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the level of noninterest expenses.

As discussed earlier, the Company's historical business philosophy has focused on increasing its net interest income and net income, reducing its balance of nonperforming assets, strengthening its level of interest sensitive assets relative to interest sensitive liabilities and thereby improving its sensitivity measure and its overall interest rate risk, maintaining an adequate level of general valuation allowances to reduce the impact of any unforeseen losses, and closely monitoring its overhead expenses. Following conversion, the Company's objectives will continue to focus on increasing its net interest spread and net interest margin, increasing its net income, return on assets and return on equity, achieving and maintaining a low ratio of

Earnings Performance (cont.)

nonperforming and classified assets, increasing its level of interest sensitive assets relative to interest sensitive liabilities and monitoring overhead expenses.

Earnings are often related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Company was a modest originator of mortgage loans and a small originator of nonmortgage loans in years 2008 and 2009, with an increase in mortgage loans in 2009. For the twelve months ended June 30, 2009, total loan originations were noticeably greater than in calendar 2008, with increases in all real estate loans categories and the largest single increase in the category of one- to four-family loans. During the twelve months ended June 30, 2009, the origination of one- to four-family loans exceeded that category of originations in 2008 by $4.5 million, with an increase of $2.4 million in the category of nonresidential mortgage loans. Construction loan originations increased by $531,000 in 2009 compared to 2008, and commercial loans increased by $142,000. Consumer loan originations decreased $313,000 in 2009. Overall, total loan originations during the twelve months ended June 30, 2009, exceeded calendar 2008 originations by $7.3 million or 62.2 percent.

For the twelve months ended June 30, 2009, one- to four-family loans, nonresidential real estate loans, construction loans, commercial loans and consumer loans represented 69.3 percent, 15.8 percent, 8.2 percent, 0.7 percent and 6.0 percent, respectively, of total loan originations. In comparison, during 2008, one- to four-family loans, nonresidential real estate loans, construction loans, commercial loans and consumer loans represented 73.9 percent, 4.9 percent, 8.8 percent, zero percent and 12.4 percent, respectively, of total loan originations.

Total mortgage and nonmortgage loan originations of $19.2 million in the twelve months ended June 30, 2009, offset by loan principal repayments and other adjustments of $16.0 million, resulted in an increase of $3.2 million in gross loans receivable in 2009, compared to 2008. In fiscal 2008, total loan originations of $11.8 million, offset by loan principal repayments

Earnings Performance (cont.)

and other adjustments of $13.1 million, resulted in a decrease of $1.3 million in gross loans receivable to $31.3 million at June 30, 2008.

The impact of Versailles' primary lending efforts has been to generate a yield on average interest-earning assets of 5.33 percent for the twelve months ended June 30, 2009, compared to a higher 5.89 percent for the comparable group, 6.05 percent for all thrifts and 6.12 percent for Midwest thrifts. The Company's ratio of interest income to average assets was 5.17 percent for the twelve months ended June 30, 2009, which was also lower than the comparable group at 5.51 percent, and lower than all thrifts at 5.63 percent and Midwest thrifts at 5.64 percent.

Versailles' 2.97 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2009, was lower than the comparable group at 3.20 percent, all thrifts at 3.28 percent and Midwest thrifts at 3.45 percent. The Company's resulting net interest spread of 2.35 percent for the twelve months ended June 30, 2009, was lower than the comparable group at 2.70 percent, all thrifts at 2.75 percent and Midwest thrifts at 2.67 percent. The Company's net interest margin of 2.92 percent, based on average interest-earning assets for the twelve months ended June 30, 2009, was modestly lower than the comparable group at 2.99 percent and more noticeably lower than all thrifts at 3.07 percent and Midwest thrifts at 3.00 percent.

Including its $54,000 in losses on the sale of securities, the Company's ratio of noninterest income to average assets was a negative 0.12 percent for the twelve months ended June 30, 2009, lower than the comparable group at 0.43 percent and more significantly lower than all thrifts at 0.67 percent and Midwest thrifts at 0.63 percent. The Company's operating expenses were lower than those of the comparable group and also lower than all thrifts and Midwest thrifts. For the twelve months ended June 30, 2009, Versailles had an operating expenses to assets ratio of 1.91 percent compared to 2.49 percent for the comparable group, 2.70 percent for all thrifts and 2.75 percent for Midwest thrifts.

Earnings Performance (cont.)

For the twelve months ended June 30, 2009, Versailles generated lower noninterest income, lower noninterest expenses and a slightly lower net interest margin relative to its comparable group. As a result of its lower noninterest expenses, the Company's net and core income were both higher than the comparable group for the twelve months ended June 30, 2009. Based on net earnings, the Company had a return on average assets of 0.35 percent in 2009. For the twelve months ended June 30, 2009, the comparable group had a lower net ROAA of (0.09) percent, while all thrifts indicated a lower (0.19) percent. The Company's core or normalized earnings, as shown in Exhibit 7, were higher than its net earnings and resulted in a 0.61 percent core return on assets for the twelve months ended June 30, 2009. That core ROAA was also higher than the comparable group at 0.39 percent, and higher than all thrifts at 0.04 percent and Midwest thrifts at (0.20) percent.

Versailles' earnings stream will continue to be dependent on both the overall trends in interest rates and also on trends in its noninterest income and overhead expenses. Noninterest income increased minimally from $4,000 in 2007 to $(49,000) in 2009, and overhead expenses increased a modest 3.9 percent to $761,000 in 2009 from $706,000 in 2007. The Company's net interest margin, modestly lower than the comparable group, has been the result of its lower yield on assets only partially offset by its lower cost of funds. Versailles' cost of interest-bearing liabilities is likely to experience only minimal change and fluctuation during the next few years, as fairly flat short term rates combine with an increase in certificates of deposit. With no upward pressure on lending rates, Versailles' composite yield on interest-earning assets is likely to decrease somewhat, due to lower rates on loans currently, while mortgage loan yields will likely experience a modest decline. It is also likely that competition from financial institutions and credit unions will limit the Company's ability to significantly increase rates on individual mortgage and nonmortgage loan products. Versailles' success in achieving its objective to increase its overall net interest spread and net interest margin will relate to its ability to increase its shares of higher yielding loans, rather than by increasing rates on its loan products in the anticipated flat rate environment. During the next few years, a possible modest to moderate increase in the Company's net interest spread and net interest margin will be dependent on

Earnings Performance (cont.)

Versailles' marketing and cross-selling capability, as well as the demographic and economic characteristics and trends in its market area.

It has also been recognized that Versailles' current ROAA, in addition to being higher than that of its comparable group, has decreased slightly during the past three years while its net interest margin and net interest spread have also decreased since 2007. Versailles' ROAA in 2009 was 56.0 percent lower than in 2007 and 45.3 percent lower than its three year 2007 to 2009 average. The Company's ROAE has indicated a decline of 61.4 percent from 4.79 percent in 2007 to 1.85 percent in 2009. Following conversion, it is anticipated that the Company's higher equity to assets ratio will result in further decreases in ROAE.

As previously discussed, the Company anticipates opening a new branch in late 2010, the objective of which is to increase its market share. The competitive environment for both loans and deposits in the Company's generally stagnant market area will, nevertheless, partially limit Versailles' ability to significantly increase its overall market share in the short term.

In recognition of the foregoing earnings related factors, with consideration to Versailles' current performance measures during the past several years, no adjustment has been made to Versailles' pro forma market value for earnings performance.

MARKET AREA

The primary component of the Company's market area, Darke and Shelby Counties, has experienced minimal increases in population and households since 1990. Such a pattern is projected to continue from 2008 through 2013. Darke County indicated a lower per capita income and lower median household income than both Ohio and the United States, while Shelby County's median house income was slightly above all other areas. In both 1990 and 2000, the median rent in Darke County was lower than Shelby County's and Ohio's median rent as well as the national average. In 1990 and 2000, Darke County's and Shelby County's median housing values were slightly lower than in Ohio and much lower than the United States median value.

Darke County has had similar unemployment rates compared to Ohio but higher than those of the United States, while Shelby County's unemployment rates had been lower than other areas until 2007, but its present unemployment rate is now higher than all other areas. Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2008, total deposit base for banks and thrifts of $1.6 billion.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Company's market area.

FINANCIAL CONDITION

The financial condition of Versailles is discussed in Section I and shown in Exhibits 1, 2, 5, 15, 16, 17 and 18, and is compared to the comparable group in Exhibits 43 and 44. The Company's ratio of total equity to total assets was 18.09 percent at June 30, 2009, which was higher than the comparable group at 14.00 percent, all thrifts at 10.34, and Midwest thrifts at 9.86 percent. With a conversion at the midpoint, the Corporation's pro forma equity to assets ratio will increase to approximately 25.1 percent, and the Company's pro forma equity to assets ratio will increase to approximately 22.8 percent.

The Company's mix of assets and liabilities indicates some areas of notable variation from its comparable group. Versailles had a higher 84.4 percent ratio of net loans to total assets at June 30, 2009, compared to the comparable group at 72.3 percent, while all thrifts had a ratio of 70.8 percent. The Company's 10.4 percent share of cash and investments was slightly higher than the comparable group at 9.6 percent, but lower than all thrifts at 11.2 percent and Midwest thrifts at 12.3 percent; and Versailles' 2.8 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 10.3 percent and lower than all thrifts at 11.3 percent and Midwest thrifts at 7.8 percent. The Company's 60.3 percent ratio of deposits to total assets was lower than the comparable group at 71.6 percent, all thrifts at 70.4 percent and Midwest thrifts at 72.3 percent. Versailles' 18.4 percent ratio of borrowed funds to assets was higher than the comparable group at 14.9 percent and higher than all thrifts at 18.1 percent and Midwest thrifts at 16.3 percent.

Versailles had no intangible assets and had no repossessed real estate, compared to ratios of 1.53 percent and 0.23 percent of intangible assets and repossessed real estate, respectively, for the comparable group. All thrifts had intangible assets of 0.77 percent and repossessed real estate of 0.61 percent. The financial condition of Versailles is significantly influenced by its $265,000 balance of nonperforming assets, equal to 0.65 percent of assets at June 30, 2009, compared to a higher 0.88 percent for the comparable group, 2.85 percent for all thrifts and 3.50 percent for Midwest thrifts. Historically, the Company's dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets have been similar to or lower than industry averages and have fluctuated only slightly recently. The Company's ratio of nonperforming assets to total assets was 0.21 percent, 0.71 percent and 0.65 percent at June 30, 2007, 2008 and 2009, respectively.

At June 30, 2009, Versailles had $264,000 of allowances for loan losses, which represented 0.65 percent of assets and 0.76 percent of total loans. The comparable group indicated allowances equal to 0.58 percent of assets and a higher 0.75 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets could be charged off. Versailles' $264,000 of allowances for loan losses, represented 99.6 percent of nonperforming assets at June 30, 2009, compared to the comparable group's 108.35 percent, with all thrifts at 72.24 percent and Midwest thrifts at 50.20 percent. Versailles' ratio of net charge-offs to average total loans was 0.03 percent for the twelve months ended June 30, 2009, lower that the 0.28 percent for the comparable group, lower than the 0.77 percent for all thrifts and 0.96 percent for Midwest thrifts. Those ratios are reflective of the Company's maintenance of a modestly below average ratio of reserves to loans and higher ratio of reserves to nonperforming assets, due to lower levels of nonperforming assets in recent years and lower net charge-offs.

Historically and in recent periods, Versailles has been categorized by OTS as having minimal interest rate risk, as measured by its post-shock NPV ratio and sensitivity measure, primarily due to its higher ratio of equity to assets. At June 30, 2009, it was determined that the Company's net portfolio value would decrease $1.5 million or a higher 18.0 percent if interest rates experienced an instantaneous increase of 200 basis points. Such interest rate risk is related in part to the Company's higher share of fixed-rate mortgage loans, its lower balance of cash and shorter term investments.

Overall, with particular consideration to the Company's equity position, asset quality, reserves coverage, and interest rate risk relative to the comparable group, we believe that a minimum upward adjustment is warranted for Versailles' current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During the past five fiscal years, Versailles has been characterized by lower than average growth in assets and deposits relative to the comparable group, all thrifts and Midwest thrifts, combined with growth in loans moderately lower than the comparable group and lower than industry and regional averages. The Company's average annual asset growth rate from 2005 to 2009, was 1.9 percent, compared to a much higher 7.9 percent for the comparable group, 9.8 percent for all thrifts and 7.2 percent for Midwest thrifts. Versailles' asset growth rate is reflective primarily of its small average annual deposit growth rate and lower growth in loans for the same five year period. Versailles' deposits indicate an average annual increase of 1.2 percent from 2005 to 2009. Annual deposit changes have ranged from a decrease of 3.3 percent in 2005 to an increase of 4.6 percent in 2008, compared to five year average growth rates of 7.2 percent for the comparable group, 8.8 percent for all thrifts and 6.6 percent for Midwest thrifts. The Company's loans indicate an average annual increase of 2.6 percent from 2005 to 2009, from a low of a decrease of 4.0 percent in 2008 to a high of 10.1 percent in 2009, compared to average growth rates of 10.8 percent for the comparable group, 8.4 percent for all thrifts and 15.1 percent for Midwest thrifts.

The Company's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products and to maintain a high quality of service to its customers. Versailles' single office serves the market area of Darke and Shelby Counties. The counties experienced minimal increases in population and households between 1990 and 2000, and those increases are projected to continue at approximately the same rate through 2013. Part of the Company's market area also indicates per capita income and median household income lower than both Ohio and the United States, although Shelby County's median household income is slightly above all other areas. The areas's unemployment rates are higher than both Ohio and the United States.

The Company's plans to open a new branch office in Versailles in 2010 will likely result in additional deposit growth and a somewhat greater market share, although Versailles' market area will not be broadened by the branch location. Essentially, the Company will continue to

Asset, Loan and Deposit Growth (cont.)

be dependent on its current market area, with no immediate plans to expand beyond that market area, resulting in moderate asset growth as a result of its highly competitive operating environment. Versailles' projections indicate approximately $4.2 million or a 17.1 percent average annual growth in deposits during the next three years, accompanied by an 8.3 percent annual increase in total assets, representing an average dollar increase of approximately $3.4 million. Total loans are projected to experience three year growth of approximately $5.8 million or 5.5 percent per year, with an increase in mortgage-backed securities of $1.5 million. Total equity is projected to increase by approximately $2.0 million, with borrowed funds decreasing by $5.5 million. Versailles' market area and highly competitive operating environment, notwithstanding its new branch, are likely to continue to generate asset and deposit growth at a slower rate than has been the trend for the comparable group. Loan growth, if the Company's objectives are realized, should be similar to that of the comparable group.

Based on these conditions, we have concluded that no adjustment to the Company's pro forma value is warranted for anticipated asset, loan and deposit growth.

DIVIDEND PAYMENTS

Versailles has not committed to pay an initial cash dividend. The future payment of cash dividends will be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations. Seven of the ten institutions in the comparable group pay cash dividends for an average dividend yield of 3.67 percent.

Due to the fact that most of the comparable group are not paying dividends combined with the higher dividend yield for the comparable group, in our opinion, a downward adjustment to the pro forma market value is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2008 and to date in 2009, investors' interest in new issues has declined, with subscription levels for the limited transactions generally low, although a recent issue in Hawaii received stronger support from the marketplace, due to its unique characteristics and favorable market of Hawaii. Overall, the recent unenthusiastic reaction of potential IPO investors, including savings institution depositors, appears generally to be related to a number of economic factors, including the financial performance and condition of thrift institutions, the weakness of the local economy, general market conditions, aftermarket price trends, the limited activity in merger/acquisition transactions in the thrift industry, weaker housing values and credit and funds pressure in the mortgage lending market with higher delinquencies, resulting in higher charge-offs and higher provisions for loan losses. With the number of offerings small, relative to 2000 through 2007, there appears to be limited demand for new financial institution issues, particularly the smaller offerings, and even some issues attracting more interest have posted smaller than expected price increases and, in some cases, price decreases in the aftermarket. As presented in Exhibit 34, although the seven full conversions between January 1, 2008, and August 19, 2009, posted an average gain of 8.81 percent in their share prices on the first day of trading, five of the seven conversions had increases of less than 0.5 percent. The seven full conversions indicated a similar percentage price change of 8.68 percent from their IPO date to August 19, 2009. Two of the three conversions completed in 2009 indicated no IPO increase on the first day of trading. The exception was Territorial Bancorp, Inc., Honolulu, Hawaii, which had a 49.9 percent IPO increase on the first day of trading on July 13, 2009, but a total return since the IPO date of a much lower 0.4 percent.

The Corporation will direct its initial subscription offering to depositors of the Company and to the tax-qualified employee stock ownership plan (ESOP). The ESOP intends to purchase 8 percent of the stock sold in the offering. If there is a subsequent community offering, residents of the local market will be given a preference. The board of directors and officers anticipate purchasing approximately $1,015,000 or approximately 20.3 percent of the stock offered to the public based on the appraised midpoint valuation.

Subscription Interest (cont.)

The Company has secured the services of Keefe Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the smaller size of the offering and its structure as a full conversion, recent market movement and current market and industry conditions, local market interest, the performance of Versailles, the terms of the offering and recent subscription levels and aftermarket performance of initial thrift offerings, we believe that a downward adjustment is warranted for the Corporation's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation's public offering of $5.0 million will result in a market capitalization much smaller than the average $23.5 million market value of the comparable group and significantly smaller than the average of $95.0 million for Midwest thrifts. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 750 shares during the last four quarters. With 500,000 shares to be outstanding at the midpoint of the offering range, the Corporation will a have smaller number of shares outstanding than the comparable group, with an average of 2.3 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded thrift institutions, including previous IPOs, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Versailles Savings is Douglas P. Ahlers, who is also a director. Mr. Ahlers joined the Company in 1991 and has served the Company as president and chief executive officer since 1994. Mr. Ahlers became a director of the Company in 1994. Prior to joining Versailles Savings, Mr. Ahlers served as a commercial loan officer at Fifth Third Bank for six years. Other senior officers include Cheryl B. Leach, executive vice president and chief financial officer and Jerome F. Bey, III, vice president and chief lending officer. Ms. Leach has served in her present position since 1992. Mr. Bey joined the Bank in 2009 as vice president and chief lending officer. Prior to joining Versailles Savings, Mr. Bey served as vice president of consumer lending at Second National Bank from 2000 to 2009

Overall, we believe the Company to be professionally, knowledgeably and efficiently managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's rise in problem assets and provision for loan losses, overall decline in thrift stock prices, and reduced interest in conversion offerings. Minimal merger/acquisition activity has also resulted in limited interest in financial institution stocks.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current public offerings and, in our opinion, various characteristics of the Corporation's transaction, as well as current market trends, cause us to conclude that such a discount is warranted for this offering. Consequently, at this time we have made a modest downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have decreased in 2008 and 2009, even more emphasis has been placed on the price to book method. In determining the pro forma market value of Versailles Financial Corporation, primary emphasis has been placed on the price to book value method, with secondary focus on the price to core earnings method, recognizing the Corporation's more stable earnings relative to the industry.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a maximum, as adjusted, being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

In applying each of the valuation methods, consideration was given to the adjustments to the Company's pro forma market value discussed in Section V. Downward adjustments were made for the Company's liquidity of the stock, dividends, market area, subscription interest, and for the market of the issue. No adjustments were made for the Company's earnings performance, asset, loan and deposit growth or management. An upward adjustment was made for the Company's financial condition.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. This method, therefore, is sometimes considered less meaningful for institutions that provide a consistent earnings trend, but remains significant and reliable as a confirmational and correlative analysis to the price to earnings and price to assets approaches. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 61.64 percent and 55.83 percent, respectively. The comparable group indicated a moderately wide range, from a low of 40.63 percent (Central Bancorp) to a high of 106.81 percent (WVS Financial Corp.). The comparable group had slightly higher average and median price to tangible book value ratios of 62.66 percent and 61.95 percent, respectively, with a range of 42.39 percent at the low end (Central Bancorp, Inc.) to 98.13 percent at the high end (WVS Financial Corp.). Excluding the low and the high in the group, the price to book value range narrowed to a low of 47.79 percent and a high of 77.66 percent, and the range of price to tangible book value ratio narrowed to a low of 46.38 percent and a higher of 77.64 percent.

Taking into consideration all of the previously mentioned items in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 44.73 percent and a price to tangible book value ratio of 43.14 percent at the midpoint. The price to book value ratio increases from 40.40 percent at the minimum to 52.49 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 38.89 percent at the minimum to 50.83 percent at the maximum, as adjusted.

Price to Book Value Method (cont.)

The Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 25.07 percent compared to 10.19 percent for the comparable group. Based on the price to book value ratio and the Company's total equity of $7,379,000 at June 30, 2009, the indicated pro forma market value of the Company using this approach is $5,000,000 at the midpoint (reference Exhibit 49).

PRICE TO CORE EARNINGS METHOD

The focal point of this method is the determination of the earnings base to be used and secondly, the determination of an appropriate price to earnings multiple. The recent earnings position of Versailles is displayed in Exhibit 3, indicating after tax net earnings for the twelve months ended June 30, 2009, of $138,000, and in Exhibit 7 indicating the derivation of the Company's higher core or normalized earnings of $241,000 for that period. To arrive at the pro forma market value of the Corporation by means of the price to earnings method, we used the core earnings base of $241,000.

In determining the price to earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 30.39, while the median was 15.26. The average price to net earnings multiple was 7.00, and the median multiple was 3.55. The comparable group's price to core earnings multiple was higher than the average for all publicly-traded thrifts of 13.71, and higher than their median of 11.11. The range in the price to core earnings multiple for the comparable group was from a low of 9.04 (Wayne Savings Bancshares) to a high of 91.24 (First Keystone Financial, Inc.). The primary range in the price to core earnings multiple for the comparable group, excluding the high and low, was from a low price to earnings multiple of 10.83 to a high of 90.60 times earnings for eight of the ten institutions in the group.

Price to Core Earnings Method (cont.)

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of these adjustments, we have determined a price to core earnings multiple of 23.94 at the midpoint, based on Versailles' core earnings of $241,000 for twelve months ended June 30, 2009.

Based on the Company's core earnings base of $241,000 (reference Exhibits 7 and 49), the pro forma market value of the Corporation using the price to core earnings method is $5,000,000 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used due to the fact that it does not incorporate an institution's equity position or earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Exhibit 48 indicates that the average price to assets ratio for the comparable group was 5.88 percent and the median was 4.84 percent. The range in the price to assets ratios for the comparable group varied from a low of 2.34 percent (Central Bancorp) to a high of 11.88 percent (First Advantage Bancorp). It narrows just slightly with the elimination of the two extremes in the group to a low of 4.15 percent and a high of 7.92 percent.

Based on the adjustments made previously for Versailles, it is our opinion that an appropriate price to assets ratio for the Corporation is 11.21 percent at the midpoint, which ranges from a low of 9.67 percent at the minimum to 14.37 percent at the maximum, as adjusted.

Price to Assets Method (cont.)

Based on the Company's June 30, 2009, asset base of $40,788,000, the indicated pro forma market value of the Corporation using the price to assets method is $5,000,000 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the valuation approaches. At the midpoint value, the price to book value ratio of 44.73 percent for the Corporation represents a discount of 27.44 percent relative to the comparable group and decreases to 14.85 percent at the super maximum. The price to core earnings multiple of 23.94 for the Corporation at the midpoint value indicates a discount of 21.24 percent, changing to a premium of 12.28 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 90.81 percent, changing to a premium of 144.56 percent at the super maximum, reflective of the Company's higher equity position.

It is our opinion that as of August 19, 2009, the pro forma market value of the Corporation, is $5,000,000 at the midpoint, representing 500,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $4,250,000 or 425,000 shares at $10.00 per share to a maximum of $5,750,000 or 575,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, is $6,612,500 or 661,250 shares at $10.00 per share (reference Exhibits 51 to 54).

The appraised value of Versailles Financial Corporation as of August 19, 2009, is $5,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

VERSAILLES SAVINGS AND LOAN COMPANY
Versailles, Ohio

Balance Sheet
At June 30, 2009

ASSETS	
Cash and due from financial institutions	$ 1,708,727
Overnight deposits	800,000
Total cash and cash equivalents	2,508,727
Interest-bearing time deposits in other financial institutions	824,000
Securities available-for-sale	897,284
Securities held-to-maturity (fair value of $1,146,079)	1,124,330
Federal Home Loan Bank stock	389,200
Loans, net of allowance of $264,451	34,428,366
Premises and equipment, net	25,795
Accrued interest receivable	130,850
Other assets	459,595
Total assets	$ 40,788,147
LIABILITIES	
Savings accounts	$ 7,468,357
Certificates of deposit	17,116,786
Total deposits	24,585,143
Federal home Loan Bank advances	7,500,000
Other liabilities	1,324,363
Total liabilities	33,409,506
EQUITY	
Retained earnings	7,789,031
Accumulated other comprehensive income	(410,390)
Total equity	7,378,641
Total liabilities and equity	$ 40,788,147

Source: Versailles Savings and Loan Company's audited financial statements

EXHIBIT 2

VERSAILLES SAVINGS AND LOAN COMPANY
Versailles, Ohio

Balance Sheets
At June 30, 2005, 2006, 2007 and 2008

	June 30,			
	2008	2007	2006	2005
ASSETS				
Cash and due from financial institutions	$ 567,484	$ 519,642	$ 203,714	$ 1,262,927
Overnight deposits	2,950,000	2,200,000	1,000,000	1,400,000
Total cash and cash equivalents	3,517,484	2,719,642	1,203,714	2,662,927
Interest-bearing time deposits in other financial institutions	99,099	297,396	495,892	495,000
Securities available-for-sale	1,203,518	1,233,619	1,431,694	1,055,563
Securities held-to-maturity (fair value of $1,854,235, $1,247,273, $1,428,523 and $1,669,667 at June 30, 2008, 2007, 2006 and 2005, respectively	1,874,218	1,266,935	1,467,643	1,661,339
Federal Home Loan Bank stock	384,100	374,200	363,500	344,200
Loans, net	31,269,032	32,576,683	31,888,102	31,174,241
Premises and equipment, net	29,569	34,316	34,143	28,883
Accrued interest receivable	179,225	150,634	117,934	106,728
Other assets	255,133	319,250	440,762	308,211
Total assets	$ 38,811,378	$ 38,972,675	$ 37,443,384	$ 37,837,092
LIABILITIES AND EQUITY				
LIABILITIES				
Savings accounts	$ 6,373,278	$ 6,468,089	$ 7,404,861	$ 8,149,392
Certificates of deposits	17,133,323	16,955,741	15,316,090	15,317,986
Total deposits	23,506,601	23,423,830	22,720,951	23,467,378
Federal Home Loan Bank advances	7,000,000	7,500,000	7,000,000	7,000,000
Other liabilities	877,433	846,441	695,110	704,743
Total liabilities	31,384,034	31,770,271	30,416,061	31,172,121
EQUITY				
Retained earnings	7,656,439	7,396,976	7,051,491	6,673,584
Accumulated other comprehensive income (loss)	(229,095)	(194,572)	(24,168)	(8,613)
Total equity	7,427,344	7,202,404	7,027,323	6,664,971
Total liabilities and equity	$ 38,811,378	$ 38,972,675	$ 37,443,384	$ 37,837,092

Source: Versailles Savings and Loan Company's audited financial statements

EXHIBIT 3

VERSAILLES SAVINGS AND LOAN COMPANY
Versailles, Ohio

Statement of Income
For the Year Ended June 30, 2009

Interest and dividend income:	
Loans, including fees	$ 1,884,311
Securities available-for-sale	48,186
Securities held-to-maturity	64,481
FHLB dividends	18,731
Deposits with banks	42,243
Total interest and dividend income	2,057,952
Interest expense:	
Deposits	576,598
Federal Home Loan Bank advances	354,157
Total interest expense	930,755
Net interest income	1,127,197
Provision for loan losses	110,000
Net interest income after provision for loan losses	1,017,197
Noninterest income:	
Other income	5,478
Gain/(Loss) on sale of available-for-sale securities	(2,289)
Other than temporary impairment loss on securities	(51,883)
Total noninterest income	(48,694)
Noninterest expense:	
Salaries and employee benefits	329,003
Occupancy and equipment	35,497
Directors' fees	63,075
Data processing	68,967
Franchise taxes	86,413
Legal, accounting and exam fees	87,838
Other	90,608
Total noninterest expense	761,401
Income before income taxes	207,102
Income tax expense	68,698
Net income	$ 138,404

Source: Versailles Savings and Loan Company's audited financial statements

EXHIBIT 4

VERSAILLES SAVINGS AND LOAN COMPANY
Versailles, Ohio

Statements of Income
For the Years Ended June 30, 2005, 2006, 2007 and 2008

	Year Ended June 30,			
	2008	2007	2006	2005
Interest and dividend income:				
Loans, including fees	$ 2,002,620	$ 2,052,068	$ 1,866,077	$ 1,708,842
Securities	155,902	157,016	145,053	154,876
Deposits with banks	105,980	77,314	69,451	31,005
Total interest income	2,264,502	2,286,398	2,080,581	1,894,723
Interest expense:				
Deposits	710,826	663,258	489,385	402,897
Federal Home Loan Bank advances	398,738	401,061	387,850	354,754
Total interest expense	1,109,564	1,064,319	877,235	757,651
Net interest income	1,154,938	1,222,079	1,203,346	1,137,072
Provision for loan losses	--	--	--	--
Net interest income after provision for loan losses	1,154,938	1,222,079	1,203,346	1,137,072
Noninterest income:				
Loss on sale of securities	--	--	--	(19,212)
Gain on required redemption of Intrieve stock	--	--	34,778	328,880
Other income	4,344	3,895	4,421	4,456
Other than temporary impairment loss on securities	(70,406)	--	--	--
Total noninterest income	(66,062)	3,895	39,199	314,124
Noninterest expense:				
Salaries and employee benefits	305,496	315,431	321,953	291,892
Occupancy and equipment	31,061	34,043	30,128	38,255
Directors' fees	52,263	53,300	52,775	46,400
Data processing	66,773	65,106	55,295	55,374
Franchise taxes	85,349	81,126	74,488	69,913
Legal, accounting and exam fees	86,457	86,127	74,267	71,558
Other	71,752	71,056	64,832	87,853
Total noninterest expense	699,151	706,189	673,738	661,245
Income before income taxes	389,725	519,785	568,807	789,951
Income tax expense	130,262	174,300	190,900	272,400
Net income	$ 259,463	$ 345,485	$ 377,907	$ 517,551

Source: Versailles Savings and Loan Company's audited financial statements

EXHIBIT 5

Selected Financial Information
At or for the Years Ended June 30, 2007, 2008 and 2009

	At or for the Year Ended June 30,		
	2009	2008	2007
Selected Financial Condition Data:	(In thousands)		
Total assets	$ 40,788	$ 38,857	$ 38,973
Cash and cash equivalents	2,509	3,517	2,720
Securities available-for-sale, at fair value	897	1,204	1,234
Securities held-to-maturity	1,124	1,874	1,267
Interest-bearing time deposits in other institutions	824	99	--
Loans receivable, net	34,428	31,269	32,577
Foreclosed assets, net	--	--	--
Other real estate owned	--	--	--
Deposits	24,585	23,507	23,424
Federal Home Loan Bank of Concinnati advances	7,500	7,000	7,500
Other secured borrowings	--	--	--
Total equity capital	7,379	7,427	7,202

Source: Versailles Financial Corp's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended June 30, 2007, 2008 and 2009

	Year Ended June, 30,		
	2009	2008	2007
	(In thousands)		
Selected Operating Data:			
Interest and dividend income	$ 2,058	$ 2,264	$ 2,286
Interest expense	931	1,110	1,064
Net interest income	1,127	1,154	1,222
Provision for loan losses	110	--	--
Net interest income after provision for loan losses	1,017	1,154	1,222
Noninterest income (loss)	(49)	(66)	4
Noninterest expenses	761	699	707
Income (loss) before income tax expense (benefit)	207	389	519
Income tax expense (benefit)	69	130	174
Net income (loss)	$ 138	$ 259	$ 345

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 7

Normalized or Core Earnings

For the Fiscal Year Ended June 30, 2009

	Fiscal Year Ended June 30, 2009
Net income before taxes	$ 207,000
Expense adjustments	
Loss on sale of securities	54,000
Provision for loan losses	100,000
Normalized earnings before taxes	361,000
Taxes [1]	120,000
Core earnings after taxes	$ 241,000

[1] Based on tax rate of 33.33 percent

Source: Versailles Financial Corp's Prospectus

EXHIBIT 8

Performance Indicators
At or for the Year Ended June 30, 2007, 2008 and 2009

	Year Ended June 30,		
	2009	2008	2007
	(Dollars in thousands)		
Performance Ratios:			
Return on average assets (ratio of net income to average total assets)	0.35%	0.67%	0.90%
Return of average assets tax effected	--	--	--
Return on average equity (ratio of net income to average equity)	1.85%	3.52%	4.79%
Return on average equity tax effected	--	--	--
Interest rate spread (1)	2.36%	2.33%	2.62%
Net interest margin (2)	2.93%	3.04%	3.28%
Efficiency ratio (3)	67.23%	60.40%	57.50%
Noninterest expense to average total assets (1)	1.93%	1.80%	1.85%
Average interest-earning assets to average interest-bearing liabilities	123.80%	124.27%	123.11%
Average equity to average assets	18.97%	19.02%	18.85%
Asset Quality Ratios:			
Nonperforming assets to total assets	0.65%	0.71%	0.21%
Nonperforming loans to total loans	0.76%	0.87%	0.25%
Allowance for loan losses to nonperforming loans	99.65%	60.61%	201.22%
Allowance for loan losses to total loans	0.76%	0.53%	0.51%
Capital Ratios:			
Total capital to risk weighted assets	32.67%	34.85%	32.52%
Tier 1 capital to risk weighted assets	31.60%	34.11%	31.81%
Tier 1 capital to total assets	18.91%	19.59%	18.91%

(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(3) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: Versailles Financial Corp's Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended June 30, 2009 and 2008

	Year Ended June 30, 2009 vs 2008		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest income:			
Loans receivable	$ 72	$ (191)	$ (119)
Investment securities available-for-sale	(3)	(7)	(10)
Investment securities held-to-maturity	(6)	(4)	(10)
FHLB stock	1	(5)	(4)
Other interest-earning assets	(16)	(48)	(64)
Total	$ 48	$ (255)	$ (207)
Interest expense:			
Savings deposits	$ 3	$ (14)	$ (11)
Certificates of deposit	10	(133)	(123)
FHLB advances	(33)	(12)	(45)
Total	(20)	(159)	(179)
Increase (decrease) in net interest income	$ 68	$ (96)	$ (28)

Source: Versailles Financial Corp's Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended June 30, 2008 and 2009, and
At June 30, 2009

	At June 30, 2009	At or for the Years Ended June 30,	
		2009	2008
	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost
Assets			
Interest-earning assets:			
Loans	5.62%	5.74%	6.33%
Investment securities available-for-sale	3.85%	4.04%	4.64%
Investment securities held-to-maturity	4.21%	4.34%	4.61%
FHLB stock	4.50%	4.82%	6.04%
Other interest-earning assets	1.22%	1.64%	3.42%
Total interest-earning assets	5.26%	5.35%	5.96%
Liabilities and equity			
Interest-bearing liabilities:			
Savings deposits	0.13%	0.20%	0.41%
Certificates of deposit	2.72%	3.25%	4.02%
Total interest-bearing liabilities	1.93%	2.37%	3.06%
FHLB advances	4.91%	5.25%	5.41%
Total interest-bearing liabilities	2.63%	3.00%	3.63%
Interest rate spread	--	2.36%	2.33%
Net interest margin	--	2.93%	3.04%
Average interest-earning assets to average interest-bearing liabilities	--	123.80%	124.27%

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At June 30, 2009

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as Percent of PV of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				(Basis Points)
300	$ 5,816	$ (2,294)	(28.00)%	14.81%	(443)
200	6,654	(1,456)	(18.00)%	16.51%	(272)
100	7,457	(654)	(8.00)%	18.06%	(118)
50	7,811	(300)	(4.00)%	18.71%	(53)
0	8,110	--	--	19.24%	--
(50)	8,383	273	3.00%	19.70%	47
(100)	8,558	448	6.00%	19.99%	75

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At June 30, 2008 and 2009

	At June 30,			
	2009		2008	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family	$ 26,968	77.88%	$ 24,111	76.88%
Multi-family	326	0.94%	433	1.38%
Nonresidential real estate[1]	5,846	16.88%	4,759	15.17%
Construction	1	0.00%	449	1.43%
Total real estate loans	33,141	95.70%	29,752	94.86%
Commercial loans	356	1.03%	329	1.05%
Consumer loans	1,133	3.27%	1,282	4.09%
Total loans	34,630	100.00%	31,363	100.00%
Net deferred loan fees	62	0.18%	72	0.23%
Allowance for losses	(264)	(0.77)%	(166)	(0.53)%
Loans, net	$ 34,428		$ 31,269	

[1] Includes $4.3 million secured by farm land

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
At June 30, 2009

	One- to Four-Family Residential	Multi-Family	Nonresidential Real Estate	Construction	Commercial	Consumer	Total
				(In thousands)			
Amounts due in:							
One year or less	$ 2,491	$ 33	$ 596	$ 1	$ 83	$ 501	$ 3,705
More than one to three years	2,770	34	905	--	134	355	$ 4,198
More than three to five years	2,770	32	860	--	103	138	$ 3,903
More than five to ten years	6,931	63	1,863	--	36	124	$ 9,017
More than ten to twenty years	10,162	137	1,444	--	--	15	$ 11,758
More than twenty years	1,844	27	178	--	--	--	$ 2,049
Total	$ 26,968	$ 326	$ 5,846	$ 1	$ 356	$ 1,133	$ 34,630

	Due After June 30, 2009		
	Fixed	Adjustable	Total
		(In thousands)	
Real Estate:			
One- to four-family	$ 18,533	$ 5,944	$ 24,477
Multi-family	106	187	293
Nonresidential real estate	3,377	1,873	5,250
Construction	--	--	--
Total real estate loans	22,016	8,004	30,020
Commercial	273	--	273
Consumer loans	632	--	632
Total loans	$ 22,921	$ 8,004	$ 30,925

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 14

Loan Originations
For the Years Ended June 30, 2008 and 2009

	Year Ended June 30,	
	2009	2008
	(In thousands)	
Total loans at beginning of period	$ 31,269	$ 32,577
Loans originated:		
Real estate loans:		
One- to four-family	13,256	8,718
Multi-family	--	--
Nonresidential real estate	3,031	583
Construction	1,573	1,042
Total real estate loans	17,860	10,343
Commercial loans	142	--
Consumer loans	1,151	1,464
Total loans originated	19,153	11,807
Loans purchased:		
Real estate loans:		
One- to four-family	--	--
Multi-family	--	--
Nonresidential real estate	--	--
Construction	--	--
Total real estate loans	--	--
Commercial loans	--	--
Consumer loans	--	--
Total loans purchased	--	--
Loans sold:		
Real estate loans:		
One- to four-family	--	--
Multi-family	--	--
Nonresidential real estate	--	--
Construction	--	--
Commercial loans	--	--
Consumer loans	--	--
Total loans sold	--	--
Deduct:		
Principal repayments	15,886	13,115
Loan sales	--	--
Home equity lines-of-credit net	--	--
Net other	108	0
Net loan activity	3,159	(1,308)
Total loans at end of period	$ 34,428	$ 31,269

Source: Versailles Financial Corp's Prospectus

EXHIBIT 15

Delinquent Loans
At June 30, 2008 and 2009

	At June 30,					
	2009			2008		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
			(Dollars in thousands)			
Real estate loans:						
One- to four-family	$ 87	$ 55	$ 66	$ 401	$ 119	$ --
Multi-family	--	--	199	--	--	197
Nonresidential real estate	26	--	--	28	4	--
Construction	--	--	--	--	--	--
Total real estate loans	$ 113	$ 55	$ 265	$ 429	$ 123	$ 197
Commercial loans	--	--	--	--	--	60
Consumer loans	--	--	--	6	28	18
Total	$ 113	$ 55	$ 265	$ 435	$ 151	$ 275

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At June 20, 2008 and 2009

	At June 30, 2009	At June 30, 2008
	(Dollars in thousands)	
Nonaccrual loans:		
Real estate loans:		
One- to four-family	$ 66	$ --
Multi-family	199	--
Nonresidential real estate	--	--
Construction	--	--
Total real estate loans	265	--
Commercial loans	--	--
Consumer loans	--	--
Total nonaccrual loans	$ 265	$ --
Accruing loans past due 90 days or more:		
Real estate loans:		
One- to four-family	$ --	$ --
Multi-family	--	196
Nonresidential real estate	--	--
Construction	--	--
Total real estate loans	--	196
Commercial loans	--	60
Consumer loans	--	18
Total accruing loan past due 90 days or more	$ --	$ 274
Total of nonaccrual and 90 days or more past due loans	$ 265	$ 274
Real estate owned:		
One- to four-family	$ --	$ --
Multi-family	--	--
Nonresidential	--	--
Other	--	--
Other nonperforming assets	--	--
Total nonperforming assets	$ 265	$ 274
Troubled debt restructurings	$ --	$ --
Troubled debt restructurings and total nonperforming assets	$ 265	$ 274
Total nonperforming loans to total loans	0.77%	0.87%
Total nonperforming assets to total assets	0.65%	0.71%
Total nonperforming assets and troubled debt restructurings to total assets	0.65%	0.71%

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 17

Classified Assets

At June 30, 2008 and 2009

	June 30,	
	2009	2008
	(In thousands)	
Classified assets:		
Special mention	$ --	$ --
Substandard	168	380
Doubtful	199	--
Loss	--	--
Total	$ 367	$ 380

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended June 30, 2008 and 2009

	At June 30,	
	2009	2008
	(In thousands)	
Allowance at beginning of period	$ 166	$ 166
Provision for loan losses	110	--
Charge-offs:		
Real estate loans:		
One- to four-family	--	--
Multi-family	--	--
Nonresidential real estate	--	--
Construction	--	--
Commercial loans	--	--
Consumer loans	12	--
Total charge-offs	12	--
Recoveries:		
Real estate loans:		
One- to four-family	--	--
Multi-family	--	--
Nonresidential real estate	--	--
Construction	--	--
Commercial loans	--	--
Consumer loans	--	--
Total recoveries	--	--
Net (charge-offs) recoveries	(12)	--
Allowance at end of period	$ 264	$ 166
Allowance to nonperforming loans	99.62%	60.36%
Allowance to total loans outstanding at the end of the period	0.76%	0.53%
Net (charge-offs) recoveries to average loans outstanding during the period	(0.04)%	0.00%

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At June 30, 2008 and 2009

	At June 30,			
	2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities available-for-sale:				
U.S. government agencies	$ 200	$ 203	$ 200	$ 205
Mortgage-backed securities	--	--	--	--
Total debt securities	200	203	200	205
Mutual fund [1]	694	694	998	998
Total available-for-sale	894	897	1,198	1,203
Securities held-to-maturity:				
U.S. government agencies	--	--	500	495
Mortgage-backed securities	1,124	1,146	1,374	1,359
Total held-to-maturity	1,124	1,146	1,874	1,854
Total	$ 2,018	$ 2,043	$ 3,072	$ 3,057

[1] Consists of AMF Short US Government Fund

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 20

Mix of Deposits
At June 30, 2008 and 2009

	At June 30,			
	2009		2008	
	(Dollars in thousands)			
	Amount	Percent of Total	Amount	Percent of Total
Deposit type:				
Savings accounts	$ 7,468	30.38%	$ 6,373	27.11%
Certificates of deposit	17,117	69.62%	17,134	72.89%
Total	$ 24,585	100.00%	$ 23,507	100.00%

Source: Versailles Financial Corp's Prospectus

EXHIBIT 21

Time Deposits of $100,000 or More
Classified by Maturity
At June 30, 2009
(Dollars in thousands)

Maturity Period		Certificates of Deposit At June 30, 2009
Three months or less	$	567
Over three through six months		611
Over six through twelve months		0
Over twelve months		101
Total	$	1,279

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 22

Time Deposits Classified by Maturity and Rate
At June 30, 2009
(Dollars in thousands)

	At June 30, 2009 Period to Maturity					
	Less than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)					
Interest Rate Range:						
2.00% or less	$ 4,766	$ 619	$ 394	$ --	$ 5,779	33.76%
2.01% - 3.00%	3,495	1,930	322	416	6,163	36.01%
3.01% - 4.00%	317	110	156	202	785	4.59%
4.01% - 5.00%	3,722	275	202	--	4,199	24.53%
5.01% - 6.00%	102	--	89	--	191	1.12%
6.01% and over	--	--	--	--	--	0.00%
Total	$ 12,402	$ 2,934	$ 1,163	$ 618	$ 17,117	100.00%

Source: Versailles Financial Corp's Prospectus

EXHIBIT 23

Borrowed Funds Activity
At June 30, 2008 and 2009

	At or For the Years Ended June 30,	
	2009	2008
	(Dollars in thousands)	
Maximum amount at any month end:		
FHLB advances	$ 7,500	$ 7,500
Average amount outstanding during the period:		
FHLB advances	6,750	7,375
Weighted average interest rate during the period:		
FHLB advances	5.25%	5.41%
Balance outstanding at end of period:		
FHLB advances	7,500	7,000
Weighted average interest rate at end of period:		
FHLB advances	4.91%	5.34%

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 24

OFFICE OF VERSAILLES SAVINGS & LOAN COMPANY
Versailles, Ohio
As of June 30, 2009

Location	Owned or Leased	Year Opened	Square Footage	Net Book Value of Real Property
Main Office 27 East Main Street Versailles, Ohio 45380	Owned	1955	2,875	$9,498

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT
VERSAILLES FINANCIAL CORP.
At June 30, 2009

Name	Position(s) Held with the Bank	Age[1]	Director Since	Expiration of Term
Edward L. Borchers	Chairman of the Board	70	1981	2011
Douglas P. Ahlers	President/Chief Executive Officer/Director	54	1994	2012
Kevin J. Drees	Director	47	2005	2012
Thomas L. Guillozet	Director	50	2007	2010
James C. Poeppelman	Director	57	2000	2010
Cheryl J. Leach	Executive Vice President and Chief Financial Officer	57	--	--
Jerome F. Bey, III	Vice President and Chief Lending Officer	37	--	--

(1) Age as of June 30, 2009

Source: Versailles Financial Corp.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Darke and Shelby Counties, Ohio and the United States
1990, 2000, 2008 and 2013

	1990	2000	1990-2000 % Change	2008	2000-2008 % Change	2013	2008-2013 % Change
Population							
Darke County	53,619	53,309	(0.6)%	53,075	(0.4)%	52,844	(0.4)%
Shelby County	44,915	47,910	6.7%	49,488	3.3%	50,732	2.5%
Ohio	10,847,115	11,353,140	4.7%	11,633,295	2.5%	11,805,800	1.5%
United States	248,709,873	281,421,906	13.2%	309,299,265	9.9%	328,770,749	6.3%
Households							
Darke County	19,459	20,419	4.9%	20,912	2.4%	21,026	0.5%
Shelby County	15,626	17,636	12.9%	18,745	6.3%	19,412	3.6%
Ohio	4,089,312	4,445,773	8.7%	4,630,430	4.2%	4,726,135	2.1%
United States	91,993,582	105,480,101	14.7%	118,368,701	12.2%	123,932,585	4.7%
Per Capita Income							
Darke County	$ 11,693	$ 18,670	59.7%	$ 22,863	22.5%	--	--
Shelby County	13,150	20,255	54.0%	24,605	21.5%	--	--
Ohio	13,461	21,003	56.0%	27,304	30.0%	--	--
United States	14,420	21,587	49.7%	28,151	30.4%	--	--
Median Household Income							
Darke County	$ 27,640	$ 39,307	42.2%	$ 47,745	21.5%	$ 54,797	14.8%
Shelby County	30,929	44,507	43.9%	55,112	23.8%	63,093	14.5%
Ohio	28,706	40,956	42.7%	52,391	27.9%	61,999	18.3%
United States	30,056	41,994	39.7%	54,749	30.4%	64,042	17.0%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Darke and Shelby Counties, Ohio and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Darke County		19,459	20,419
Shelby County		15,626	17,636
Ohio		4,087,546	4,445,773
United States		91,947,410	105,480,101
Occupancy Rate			
Darke County			
	Owner-Occupied	76.4%	76.6%
	Renter-Occupied	23.6%	23.4%
Shelby County			
	Owner-Occupied	74.3%	74.3%
	Renter-Occupied	25.7%	25.7%
Ohio			
	Owner-Occupied	67.5%	69.1%
	Renter-Occupied	32.5%	30.9%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Darke County		$ 51,600	$ 91,100
Shelby County		59,900	97,000
Ohio		62,900	103,700
United States		78,500	119,600
Median Rent			
Darke County		$ 327	$ 447
Shelby County		369	499
Ohio		379	515
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Darke and Shelby Counties, Ohio and the United States
1990 and 2000

	1990			
Industry Group	Darke County	Shelby County	Ohio	United States
Agriculture/Mining	7.0%	3.8%	2.3%	1.3%
Construction	5.8%	4.8%	5.2%	4.8%
Manufacturing	34.0%	44.8%	23.1%	19.2%
Transportation/Utilities	4.8%	3.6%	6.4%	5.9%
Wholesale/Retail	19.7%	17.1%	22.1%	27.5%
Finance, Insurance & Real Estate	3.4%	2.8%	5.8%	7.3%
Services	25.3%	23.1%	35.1%	34.0%

	2000			
	Darke County	Shelby County	Ohio	United States
Agriculture/Mining	4.6%	2.4%	1.1%	1.9%
Construction	7.7%	5.4%	6.0%	6.8%
Manufacturing	29.8%	41.9%	20.0%	14.1%
Wholesale/Retail	14.5%	10.9%	15.5%	15.3%
Transportation/Utilities	5.1%	3.7%	4.9%	5.2%
Information	1.4%	1.3%	2.4%	3.1%
Finance, Insurance & Real Estate	3.4%	2.9%	6.3%	6.9%
Services	33.6%	31.5%	43.8%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Darke and Shelby Counties, Ohio and the United States
For the Years 2005 through 2008 and through June 2009

Location	2005	2006	2007	2008	Through June 2009
Darke County	5.8%	5.6%	5.6%	6.4%	11.7%
Shelby County	4.7%	4.2%	4.8%	6.1%	13.5%
Ohio	5.9%	5.5%	5.6%	6.5%	11.2%
United States	5.1%	4.6%	4.6%	5.8%	9.7%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Darke and Shelby Counties
June 30, 2008

	Darke County Deposits ($000)	Versailles S&L Deposits ($000)	Versailles S&L Share (%)
Banks	$ 761,994	---	---
Thrifts	141,502	$ 23,545	16.6%
	$ 903,496	$ 23,545	2.6%

	Shelby County Deposits ($000)	Versailles S&L Deposits ($000)	Versailles S&L Share (%)
Banks	$ 587,875	---	---
Thrifts	146,463	$ 0	0.0%
	$ 734,338	$ 0	0.0%

	Total Deposits ($000)	Versailles S&L Deposits ($000)	Versailles S&L Share (%)
Banks	$ 1,349,869	---	---
Thrifts	287,965	$ 23,545	8.2%
	$ 1,637,834	$ 23,545	1.4%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2005 - 2nd Quarter of 2009

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%	4.93%
1-Year Treasury Bills	5.23%	5.05%	4.88%	4.79%
30-Year Treasury Notes	5.26%	4.98%	4.66%	4.68%

	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007
Prime Rate	8.25%	8.25%	7.75%	7.25%
90-Day Treasury Bills	4.87%	4.84%	4.19%	3.31%
1-Year Treasury Bills	4.75%	5.00%	4.16%	3.59%
30-Year Treasury Notes	4.72%	5.19%	5.26%	4.96%

	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008
Prime Rate	5.25%	5.00%	5.00%	3.25%
90-Day Treasury Bills	1.33%	1.86%	1.42%	0.04%
1-Year Treasury Bills	1.93%	2.46%	1.95%	0.40%
30-Year Treasury Notes	4.31%	4.53%	4.30%	2.69%

	1st Qtr. 2009	2nd Qtr. 2009
Prime Rate	3.25%	3.25%
90-Day Treasury Bills	0.23%	0.19%
1-Year Treasury Bills	0.59%	0.53%
30-Year Treasury Notes	4.16%	4.20%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares, Inc	AK	OTC BB	4.02	26.40	2.75	(10.67)	(2.26)	0.29	0.00	-1.79	15.74	1.41	(1.93)
SCBS	Southern Community Bancshares	AL	Pink Sheet	8.75	12.00	6.30	N/A	N/A	0.09	0.33	N/A	68.21	9.41	20.56
SZBI	SouthFirst Bancshares, Inc	AL	OTC BB	6.40	16.05	2.75	106.45	N/A	0.18	0.00	-6.32	77.53	5.34	(3.65)
SUPR	Superior Bancorp	AL	NASDAQ	2.92	14.90	1.73	(7.89)	(17.14)	0.32	0.00	-0.15	10.69	0.82	(0.53)
FFBH	First Federal Bancshares of Arkansas, Inc	AR	NASDAQ	4.07	25.95	3.16	(46.25)	(0.47)	0.16	0.34	-8.34	26.95	2.42	(9.74)
BOFI	BOFI Holding, Inc	CA	NASDAQ	6.60	11.52	3.40	38.95	0.55	0.16	0.00	9.86	57.61	3.47	4.70
BYFC	Broadway Financial Corp	CA	NASDAQ	5.50	13.46	3.84	43.08	0.68	0.28	0.20	9.23	44.10	2.25	5.66
SCHW	Charles Schwab Corporation	CA	NASDAQ	17.75	26.00	8.47	9.77	0.90	0.05	0.24	19.51	441.09	32.68	19.90
FPTB	First PacTrust Bancorp, Inc	CA	NASDAQ	6.15	30.51	5.67	(36.27)	N/A	0.21	0.52	-11.84	38.06	3.26	(14.58)
FFED	FirstFed Financial Corp	CA	Pink Sheet	0.48	69.23	0.11	(72.57)	(28.95)	0.47	0.00	-0.01	3.30	0.08	(0.02)
HWFG	Harrington West Financial Group, Inc	CA	NASDAQ	1.24	19.63	1.10	(38.00)	N/A	0.15	0.01	-0.50	49.18	1.24	(0.68)
MLGF	Malaga Financial Corp	CA	OTC BB	12.25	15.00	7.50	22.50	N/A	NA	N/A	N/A	NA	N/A	N/A
PROV	Provident Financial Holdings, Inc	CA	NASDAQ	7.13	32.80	4.00	57.74	(1.20)	0.25	0.16	-4.62	29.98	2.18	(5.78)
SNLS	San Luis Trust Bank, Federal Savings Bank	CA	OTC BB	2.00	21.75	1.00	(25.93)	N/A	0.07	N/A	-3.28	20.52	1.98	8.06
UPFC	United PanAm Financial Corp	CA	Pink Sheet	3.20	31.98	0.82	101.26	(0.36)	0.04	0.00	-4.02	14.64	3.29	4.91
HCBC	High Country Bancorp, Inc	CO	Pink Sheet	25.00	N/A	10.50	92.31	N/A	0.25	N/A	13.81	54.58	5.45	24.03
UWBK	United Western Bancorp, Inc	CO	NASDAQ	6.11	25.99	4.50	(34.72)	1.51	0.33	0.24	6.25	53.50	2.86	4.15
NEBS	New England Bancshares, Inc	CT	NASDAQ	6.62	13.65	5.16	(17.25)	(0.43)	0.11	0.14	-12.80	52.68	5.20	(16.33)
NAL	NewAlliance Bancshares, Inc	CT	NYSE	12.03	16.86	9.55	(8.66)	0.43	0.08	0.28	26.95	87.26	14.31	32.70
PBCT	People's United Financial, Inc	CT	NASDAQ	16.39	45.79	14.58	(8.08)	0.41	0.06	0.60	36.78	101.21	24.98	45.53
IFSB	Independence Federal Savings Bank	DC	NASDAQ	2.03	20.60	1.75	(41.16)	(0.57)	0.12	0.00	-5.22	54.17	2.48	(3.47)
WSFS	WSFS Financial Corp	DE	NASDAQ	31.89	70.69	17.34	(33.55)	0.25	0.58	N/A	108.80	62.18	4.71	75.93
BBX	BankAtlantic Bancorp, Inc	FL	NYSE	6.15	19.99	0.67	(25.00)	(24.48)	0.47	0.18	-0.16	26.04	0.82	(0.35)
BKUNQ	BankUnited Financial Corp	FL	Pink Sheet	0.17	32.74	0.16	N/A	(5.77)	0.40	0.02	-0.17	5.94	0.24	(0.04)
BFCF	BFC Financial Corporation	FL	Pink Sheet	0.43	11.02	0.11	72.00	N/A	0.13	0.00	-0.26	19.16	0.31	0.51
FCFL	First Community Bank Corp of America	FL	NASDAQ	3.70	22.00	3.50	(22.11)	N/A	0.13	0.00	-3.20	46.84	2.81	(3.37)
EBDC	Ebank Financial Services, Inc	GA	OTC BB	0.02	2.09	0.00	N/A	0.14	0.02	0.00	-17.90	69.94	5.29	1.08
FFSX	First Federal Bankshares, Inc	IA	NASDAQ	1.14	23.67	0.98	(38.38)	N/A	0.15	0.00	-0.23	134.26	0.85	(0.39)
CASH	Meta Financial Group, Inc	IA	NASDAQ	22.10	41.98	6.59	145.56	N/A	0.31	0.52	-15.25	127.23	6.84	(16.67)
FFFD	North Central Bancshares, Inc	IA	NASDAQ	15.02	41.98	9.65	30.55	(3.51)	0.34	0.04	-4.02	51.42	4.11	(4.55)
NTWB	Northwest Bank & Trust	IA	Pink Sheet	N/A	N/A	N/A	N/A	250.24	21.04	220.00	N/A	NA	N/A	N/A
HOME	Home Federal Bancorp, Inc	ID	NASDAQ	11.41	15.77	7.01	6.44	(0.04)	0.04	0.22	-264.61	83.46	25.29	(330.20)
AFBA	Allied First Bancorp, Inc	IL	OTC BB	2.00	4.25	1.06	(52.94)	(5.80)	0.31	0.00	-0.73	25.25	1.36	(0.34)
BFIN	BankFinancial Corp	IL	NASDAQ	9.84	18.49	7.42	(3.44)	N/A	0.07	0.28	-9.93	71.79	12.06	(896.75)

EXHIBIT 32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ESDF	East Side Financial	IL	Pink Sheet	21.00	39.50	15.00	N/A	1.87	0.52	0.20	23.12	81.01	7.52	12.28
FIRT	First BancTrust Corp	IL	Pink Sheet	5.35	13.49	4.85	(12.30)	N/A	0.18	N/A	N/A	49.38	4.45	N/A
FCLF	First Clover Leaf Financial Corp	IL	NASDAQ	7.50	12.15	6.40	9.33	(0.74)	0.07	0.24	-9.56	72.26	9.58	(9.85)
GTPS	Great American Bancorp, Inc	IL	OTC BB	31.00	34.75	24.58	(1.59)	2.24	0.28	N/A	13.84	108.13	11.09	N/A
MCPH	Midland Capital Holdings Corp	IL	OTC BB	27.00	45.00	16.07	N/A	1.39	0.32	0.96	23.60	88.74	10.33	19.31
PFED	Park Bancorp, Inc	IL	NASDAQ	7.60	35.34	3.00	69.64	N/A	0.19	0.09	-3.68	45.20	5.20	(4.19)
RYFL	Royal Financial, Inc	IL	OTC BB	3.00	17.75	2.95	(41.41)	N/A	0.04	N/A	N/A	NA	7.99	N/A
TMEB	Terme Bancorp, Inc	IL	Pink Sheet	0.02	1.25	0.01	N/A	9938.69	0.00	N/A	0.00	-64.62	550.43	0.01
WFBS	Washington Federal Bank for Savings	IL	Pink Sheet	N/A	N/A	N/A	N/A	N/A	NA	N/A	N/A	NA	N/A	N/A
WTWN	West Town Bancorp, Inc	IL	Pink Sheet	8.00	16.50	7.00	N/A	1.35	0.30	0.00	N/A	NA	N/A	6.15
AMFC	AMB Financial Corp	IN	OTC BB	3.10	16.35	1.65	(18.21)	N/A	0.19	0.18	-6.15	25.31	1.77	(5.77)
ASBI	Ameriana Bancorp	IN	NASDAQ	3.25	17.15	2.40	(41.76)	(0.20)	0.16	0.16	-18.51	33.79	2.28	(14.59)
BRBI	Blue River Bancshares, Inc	IN	OTC BB	3.00	6.94	2.50	(13.04)	0.05	0.08	N/A	81.02	121.09	5.13	48.80
CITZ	CFS Bancorp, Inc	IN	NASDAQ	4.26	15.12	1.75	9.33	N/A	0.10	0.18	-5.01	39.44	4.15	(4.83)
DSFN	DSA Financial Corp	IN	OTC BB	7.04	15.00	6.52	(25.90)	N/A	0.08	N/A	17.14	69.35	9.01	17.13
FFWC	FFW Corp	IN	OTC BB	9.80	26.00	9.59	N/A	(0.90)	0.29	0.85	-15.00	93.20	5.90	(10.52)
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	15.00	25.32	5.00	N/A	0.54	0.22	0.00	41.35	125.82	10.20	31.18
FBPI	First Bancorp of Indiana, Inc	IN	OTC BB	7.50	22.58	5.50	(16.67)	N/A	0.21	N/A	N/A	40.55	3.31	9.65
FCAP	First Capital, Inc	IN	NASDAQ	15.75	19.55	12.17	3.08	0.78	0.16	0.72	22.25	103.16	10.69	20.03
FSFG	First Savings Financial Group, Inc	IN	NASDAQ	10.19	10.23	8.99	3.87	N/A	0.10	0.00	N/A	47.99	10.19	(272.67)
HWEN	Home Financial Bancorp	IN	OTC BB	3.99	9.00	2.51	(20.20)	N/A	0.05	0.12	16.51	69.55	7.52	17.03
LOGN	Logansport Financial Corp	IN	OTC BB	12.21	N/A	8.50	(27.10)	1.58	0.20	N/A	6.96	47.15	5.37	7.61
LSBI	LSB Financial Corp	IN	NASDAQ	12.98	29.02	8.50	30.58	0.85	0.24	0.75	15.91	61.04	5.58	15.31
MFSF	MutualFirst Financial, Inc	IN	NASDAQ	7.30	24.91	3.51	8.15	(4.49)	0.20	0.56	-1.99	48.30	4.52	(2.39)
NIDB	Northeast Indiana Bancorp, Inc	IN	OTC BB	9.25	22.72	4.00	40.15	N/A	0.20	N/A	16.99	33.58	2.95	23.67
NWIN	Northwest Indiana Bancorp	IN	OTC BB	18.05	38.00	16.00	(24.79)	N/A	0.24	1.40	9.42	99.03	7.94	9.53
PBNI	Peoples Bancorp	IN	Pink Sheet	12.65	24.20	7.55	N/A	0.89	0.15	0.76	16.69	73.55	9.78	14.09
RIVR	River Valley Bancorp	IN	NASDAQ	12.25	24.15	9.15	(2.39)	0.92	0.26	0.84	13.35	76.94	4.78	13.11
TDCB	Third Century Bancorp	IN	OTC BB	4.75	14.00	4.00	(31.75)	N/A	0.09	N/A	N/A	41.15	5.28	N/A
BHDB	Brotherhood Bancshares, Inc	KS	Pink Sheet	90.00	N/A	84.70	(16.67)	N/A	NA	N/A	N/A	NA	N/A	N/A
FFSL	First Independence Corp	KS	OTC BB	9.05	22.00	9.05	(16.28)	N/A	0.24	0.75	6.07	49.49	4.29	5.15
CKFB	CKF Bancorp, Inc	KY	OTC BB	6.38	19.12	4.75	16.00	N/A	0.27	0.40	-9.05	21.74	2.20	(3.81)
HFBC	Hopfed Bancorp, Inc	KY	NASDAQ	10.64	17.79	8.13	6.53	1.03	0.28	0.48	9.47	43.82	3.49	11.68
FPBF	FPB Financial Corp	LA	Pink Sheet	26.00	42.42	22.50	15.56	N/A	0.51	0.78	N/A	76.09	5.13	25.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
GLBP	Globe Bancorp, Inc	LA	OTC BB	18.00	25.00	15.00	4.35	N/A	NA	N/A	N/A	NA	N/A	N/A
GSLA	GS Financial Corp	LA	NASDAQ	15.00	21.75	10.56	20.00	0.77	0.21	0.30	21.15	73.75	7.83	13.27
HIBE	Hibernia Homestead Bancorp, Inc	LA	OTC BB	14.00	14.00	14.00	N/A	N/A	0.05	N/A	N/A	NA	N/A	N/A
HBCP	Home Bancorp, Inc	LA	NASDAQ	12.40	12.50	9.02	27.18	N/A	0.06	0.00	N/A	81.86	20.20	29.48
LABC	Louisiana Bancorp, Inc	LA	NASDAQ	13.50	14.25	9.98	5.47	0.54	0.06	0.00	24.73	89.01	22.00	26.29
TSH	Teche Holding Company	LA	AMEX	35.15	54.25	22.40	40.54	3.43	0.38	1.40	9.65	98.99	8.78	10.13
BHLB	Berkshire Hills Bancorp, Inc	MA	NASDAQ	23.03	39.14	19.00	(25.37)	1.12	0.19	0.64	18.56	70.95	10.78	18.76
BRKL	Brookline Bancorp, Inc	MA	NASDAQ	10.91	16.59	7.57	2.44	0.25	0.04	0.74	37.00	113.28	20.83	41.77
CEBK	Central Bancorp, Inc	MA	NASDAQ	8.95	36.00	3.40	84.96	(4.77)	0.34	0.59	-1.68	40.63	2.34	(2.42)
CBNK	Chicopee Bancorp, Inc	MA	NASDAQ	12.80	16.15	10.16	7.56	(0.06)	0.08	0.00	-223.71	88.71	15.48	(317.16)
DNBK	Danvers Bancorp, Inc.	MA	NASDAQ	12.71	15.27	9.46	(4.94)	N/A	0.11	0.08	N/A	102.27	12.74	142.85
HBNK	Hampden Bancorp, Inc	MA	NASDAQ	10.72	12.50	7.87	17.28	0.04	0.08	N/A	236.31	77.21	13.14	259.83
HIFS	Hingham Institution for Savings	MA	NASDAQ	32.00	45.00	23.00	27.57	N/A	0.41	1.26	8.88	102.18	7.40	9.47
LEGC	Legacy Bancorp, Inc	MA	NASDAQ	11.57	16.30	8.04	8.33	(0.27)	0.11	0.20	-41.15	78.80	10.23	57.68
LSBX	LSB Corp	MA	NASDAQ	12.20	20.55	7.31	66.89	(0.66)	0.18	0.50	-15.53	76.76	5.77	(21.35)
MFLR	Mayflower Bancorp, Inc	MA	NASDAQ	8.20	19.01	4.53	51.85	0.02	0.12	0.40	391.13	70.65	5.47	13.18
UBNK	United Financial Bancorp, Inc	MA	NASDAQ	12.86	15.95	10.25	(15.06)	0.38	0.08	0.28	36.00	105.06	18.11	36.66
WFD	Westfield Financial, Inc	MA	NASDAQ	9.21	34.90	8.27	(10.76)	0.17	0.04	0.60	53.35	108.79	24.04	56.96
ABKH	American Bank Holdings, Inc	MD	OTC BB	NA	NA	11.40	N/A	1.48	0.10	0.00	8.28	129.26	12.62	N/A
BCSB	BCSB Bancorp, Inc	MD	NASDAQ	8.04	17.99	5.82	(7.72)	0.02	0.19	0.00	464.03	51.36	4.30	65.33
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	19.00	25.25	13.05	0.00	N/A	NA	N/A	N/A	NA	N/A	N/A
SVBI	Severn Bancorp, Inc	MD	NASDAQ	3.12	21.82	2.39	(26.93)	N/A	0.10	0.18	-3.51	27.32	3.11	(4.00)
WSB	WSB Holdings, Inc	MD	NASDAQ	2.12	16.30	1.80	(28.86)	N/A	0.06	0.18	-11.16	37.27	4.38	(8.18)
CTZN	Citizens First Bancorp, Inc	MI	NASDAQ	1.20	32.15	0.55	(42.86)	(10.65)	0.25	0.00	-0.08	10.88	0.33	(0.11)
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	2.05	27.00	0.66	64.00	N/A	0.08	0.05	-2.25	21.46	2.63	(2.10)
FBC	Flagstar Bancorp, Inc	MI	NYSE	0.74	22.74	0.50	4.23	(4.78)	0.04	0.00	-0.14	34.80	1.93	(0.92)
STBI	Sturgis Bancorp, Inc	MI	OTC BB	7.00	N/A	6.50	(12.39)	N/A	0.19	N/A	N/A	60.94	4.00	N/A
HMNF	HMN Financial, Inc	MN	NASDAQ	4.12	36.09	1.52	(1.44)	(6.34)	0.25	0.25	-0.55	19.56	1.41	(0.82)
REDW	Redwood Financial, Inc	MN	Pink Sheet	12.25	12.90	12.00	(2.00)	N/A	NA	N/A	N/A	NA	N/A	N/A
WEFP	Wells Financial Corp	MN	OTC BB	18.10	N/A	14.00	18.53	N/A	0.34	1.04	N/A	59.66	4.71	8.96
CCFC	CCSB Financial Corporation	MO	OTC BB	6.25	14.50	5.25	N/A	N/A	NA	N/A	N/A	NA	N/A	N/A
FBSI	First Bancshares, Inc	MO	NASDAQ	10.00	22.25	6.84	(36.71)	(1.88)	0.16	0.10	-4.57	53.72	5.48	(5.15)
LXMO	Lexington B & L Financial Corp	MO	Pink Sheet	18.50	N/A	14.25	N/A	1.24	0.19	0.55	12.39	75.02	8.16	15.34
LBCP	Liberty Bancorp, Inc	MO	NASDAQ	7.25	37.50	5.80	(2.55)	0.56	0.11	0.10	13.00	61.11	6.88	13.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NASB	NASB Financial, Inc	MO	NASDAQ	30.52	46.95	12.48	13.04	1.73	0.21	0.90	16.51	138.95	13.93	18.09
PULB	Pulaski Financial Corp	MO	NASDAQ	8.05	19.13	4.09	20.33	(0.06)	0.15	0.38	-115.98	76.87	4.41	14.86
CSBC	Citizens South Banking Corp	NC	NASDAQ	5.85	14.27	4.12	(2.34)	0.20	0.11	0.30	25.14	46.36	4.63	17.88
KSBI	KS Bancorp, Inc	NC	OTC BB	9.25	35.00	8.05	(53.73)	N/A	0.24	0.25	77.69	72.17	4.12	116.47
LTLB	Little Bank, Inc	NC	OTC BB	10.25	23.25	8.80	(19.61)	N/A	0.13	N/A	30.13	113.79	8.90	26.53
SSFC	South Street Financial Corp	NC	OTC BB	N/A	N/A	2.00	N/A	0.44	0.09	0.40	21.30	108.51	9.94	N/A
TONE	TierOne Corp	NE	NASDAQ	2.29	34.97	1.28	(38.93)	N/A	0.18	0.00	-1.27	15.19	1.17	(1.53)
GUAA	Guaranty Bancorp, Inc	NH	Pink Sheet	34.00	N/A	N/A	0.00	N/A	NA	N/A	N/A	NA	N/A	N/A
MNKB	Monadnock Bancorp, Inc	NH	OTC BB	3.50	14.00	2.95	(0.57)	N/A	NA	N/A	-122.12	NA	N/A	(23.28)
NHTB	New Hampshire Thrift Bancshares, Inc	NH	NASDAQ	9.60	18.40	6.25	24.42	N/A	0.16	0.52	9.90	65.89	6.22	9.31
CBNJ	Cape Bancorp, Inc	NJ	NASDAQ	8.70	10.07	6.60	(5.95)	(3.39)	0.08	0.00	-2.55	80.35	10.34	(3.95)
HCBK	Hudson City Bancorp, Inc	NJ	NASDAQ	13.44	20.42	8.53	(15.79)	1.03	0.11	N/A	12.89	135.19	12.11	14.01
OCFC	OceanFirst Financial Corp	NJ	NASDAQ	13.45	25.87	7.29	(18.98)	1.18	0.15	0.80	10.16	118.82	7.75	11.26
PBCI	Pamrapo Bancorp, Inc	NJ	NASDAQ	7.94	26.40	5.20	5.45	(0.54)	0.12	0.64	-17.09	90.49	7.92	(14.69)
PFS	Provident Financial Services, Inc	NJ	NYSE	11.04	19.64	7.90	(27.84)	(2.08)	0.11	N/A	-4.39	62.40	8.16	(5.61)
RBLG	Roebling Financial Corp, Inc	NJ	OTC BB	4.10	14.00	3.80	(36.92)	N/A	0.10	N/A	-21.40	54.78	5.31	(16.19)
AF	Astoria Financial Corp	NY	NYSE	10.97	31.79	6.01	(33.43)	0.27	0.22	0.78	31.58	69.53	3.94	43.49
BFED	Beacon Federal Bancorp, Inc	NY	NASDAQ	9.20	11.95	6.71	12.20	(0.53)	0.15	0.17	-17.57	64.90	6.02	17.05
CARV	Carver Bancorp, Inc	NY	NASDAQ	5.70	20.82	1.65	14.00	N/A	0.33	0.40	-1.83	28.56	1.60	(2.01)
CMSB	CMS Bancorp, Inc	NY	NASDAQ	8.00	11.15	6.10	14.29	N/A	0.13	0.00	-25.50	61.22	5.43	(29.66)
DCOM	Dime Community Bancshares, Inc	NY	NASDAQ	12.29	20.00	6.90	(7.59)	0.71	0.12	0.56	12.80	110.49	7.88	18.05
ETFC	E*TRADE Financial Corp	NY	NASDAQ	1.38	27.57	0.59	20.00	(1.23)	0.04	0.00	-1.05	48.30	3.00	(2.20)
ESBK	Elmira Savings Bank	NY	NASDAQ	16.35	25.63	7.15	21.11	N/A	0.27	N/A	N/A	57.21	5.82	N/A
FNFG	First Niagara Financial Group	NY	NASDAQ	13.14	18.90	9.55	(18.74)	0.63	0.08	0.56	18.21	89.14	14.77	22.86
FFIC	Flushing Financial Corp	NY	NASDAQ	13.39	21.34	4.08	11.96	N/A	0.19	0.52	10.51	65.30	5.01	14.53
NYB	New York Community Bancorp, Inc	NY	NYSE	10.80	22.00	7.90	(9.70)	N/A	0.10	1.00	11.82	87.64	11.23	10.46
PFDB	Patriot Federal Bank	NY	OTC BB	12.50	N/A	10.25	(3.85)	N/A	NA	N/A	N/A	NA	N/A	N/A
PBNY	Provident New York Bancorp	NY	NASDAQ	10.00	15.83	7.31	(19.36)	0.71	0.07	0.24	11.49	76.44	11.38	23.88
ROME	Rome Bancorp, Inc	NY	NASDAQ	8.50	14.67	7.01	(2.30)	0.42	0.05	0.34	20.17	97.01	17.16	19.82
TRST	Trustco Bank Corp	NY	NASDAQ	6.28	14.18	4.85	(33.96)	0.37	0.05	0.39	16.06	189.01	12.55	17.24
AFNL	AmTrust Financial Corp	OH	Pink Sheet	350.00	N/A	55.00	N/A	N/A	98.14	N/A	N/A	23.53	1.24	N/A
ASBN	ASB Financial Corp	OH	Pink Sheet	16.00	N/A	N/A	0.00	N/A	0.13	0.18	13.56	140.39	11.85	13.55
CFBK	Central Federal Corp	OH	NASDAQ	2.72	13.70	2.02	(8.73)	(0.21)	0.07	0.10	-13.88	47.79	4.15	(17.43)
CIBN	Community Investors Bancorp, Inc	OH	Pink Sheet	5.00	16.00	3.00	3.09	N/A	0.18	N/A	16.80	38.80	2.81	12.69

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

		State	Exchange	PER SHARE Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFDF	FFD Financial Corp	OH	NASDAQ	13.06	21.75	10.22	19.38	N/A	0.19	N/A	13.49	77.66	7.34	12.48
FDEF	First Defiance Financial Corp	OH	NASDAQ	17.05	31.44	4.05	120.57	0.77	0.25	0.69	16.98	53.71	5.21	13.63
FFHS	First Franklin Corp	OH	NASDAQ	6.15	21.94	1.50	53.75	N/A	0.18	0.09	-17.10	45.51	3.51	(27.79)
FNFI	First Niles Financial, Inc	OH	OTC BB	6.40	20.25	4.00	(22.42)	N/A	0.08	N/A	53.89	87.44	12.16	32.53
FPFC	First Place Financial Corp	OH	NASDAQ	3.38	25.92	1.64	(11.75)	N/A	0.20	0.19	0.46	18.75	1.55	(1.19)
HCFL	Home City Financial Corp	OH	OTC BB	7.75	16.65	4.25	N/A	0.96	0.18	0.44	16.84	96.99	9.01	8.23
HLFN	Home Loan Financial Corp	OH	OTC BB	13.00	16.25	0.02	20.93	N/A	0.11	N/A	20.43	92.60	10.58	21.84
PCBI	Peoples Community Bancorp, Inc	OH	NASDAQ	0.03	24.18	0.03	(85.00)	(14.85)	0.14	0.00	-0.02	-8.22	0.22	(0.00)
PPSF	Peoples-Sidney Financial Corp	OH	OTC BB	8.75	N/A	5.50	N/A	0.61	0.08	0.74	19.53	125.91	15.65	19.05
PVFC	PVF Capital Corp	OH	NASDAQ	2.27	15.93	1.25	27.33	(1.92)	0.12	0.01	-1.21	31.27	2.01	(1.18)
UCFC	United Community Financial Corp	OH	NASDAQ	1.48	12.94	0.48	64.44	(1.42)	0.07	0.00	-0.77	17.56	1.65	(1.29)
WAYN	Wayne Savings Bancshares, Inc	OH	NASDAQ	N/A	16.85	4.96	(21.93)	0.64	0.13	0.34	9.19	50.60	4.37	N/A
OSBK	Osage Bancshares, Inc	OK	NASDAQ	8.50	21.75	7.22	17.08	N/A	NA	N/A	-14.75	NA	N/A	(14.90)
ABBC	Abington Bancorp, Inc	PA	NASDAQ	8.25	20.21	6.34	(10.81)	0.02	0.05	0.20	394.81	75.94	14.62	309.87
ESBF	ESB Financial Corp	PA	NASDAQ	13.26	15.65	8.24	23.46	0.94	0.16	0.40	13.95	103.78	8.04	13.51
ESSA	ESSA Bancorp, Inc	PA	NASDAQ	13.49	14.25	10.20	(4.53)	0.42	0.07	0.12	32.92	110.69	19.46	34.46
FSBI	Fidelity Bancorp, Inc	PA	NASDAQ	6.00	23.16	5.70	(3.66)	(0.28)	0.24	0.49	-23.00	45.70	2.67	5.21
FKFS	First Keystone Financial, Inc	PA	NASDAQ	9.00	24.70	6.30	14.50	(1.25)	0.22	0.00	-7.37	68.81	4.28	(12.61)
FSSB	First Star Bancorp, Inc	PA	Pink Sheet	7.75	21.00	7.00	(22.89)	N/A	0.55	N/A	N/A	40.05	1.55	N/A
HARL	Harleysville Savings Financial Corp	PA	NASDAQ	13.80	21.23	10.50	2.76	1.38	0.23	0.72	10.16	102.29	6.12	9.62
NPBP	North Penn Bancorp, Inc	PA	OTC BB	8.85	15.50	6.00	N/A	0.22	0.08	0.06	63.81	156.83	17.21	44.05
PVSA	Parkvale Financial Corp	PA	NASDAQ	7.34	34.45	6.92	(40.89)	N/A	0.35	0.71	-4.35	41.00	2.55	4.56
QNTO	Quaint Oak Bancorp, Inc	PA	OTC BB	8.65	9.90	7.16	15.80	0.39	0.07	0.10	22.32	65.95	11.93	24.18
SEFL	SE Financial Corp	PA	Pink Sheet	6.50	N/A	4.00	8.33	N/A	0.15	N/A	152.10	39.29	3.25	196.39
THRD	TF Financial Corp	PA	NASDAQ	17.61	33.00	16.00	(8.76)	1.57	0.29	0.80	11.25	64.11	6.16	11.07
WVFC	WVS Financial Corp	PA	NASDAQ	15.00	18.14	14.50	(6.13)	N/A	0.20	N/A	11.86	106.81	7.92	10.83
NFSB	Newport Bancorp, Inc	RI	NASDAQ	12.08	14.45	10.63	5.14	(0.24)	0.11	0.00	-50.31	91.30	10.62	(47.98)
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	6.50	14.00	5.10	23.81	N/A	NA	N/A	N/A	NA	N/A	N/A
FFCH	First Financial Holdings, Inc	SC	NASDAQ	17.17	40.90	5.09	(15.17)	0.50	0.31	0.61	3.16	37.53	3.04	24.99
SFDL	Security Federal Corp	SC	OTC BB	11.75	32.00	11.00	(25.40)	0.61	0.40	0.32	18.54	56.06	2.84	14.66
HFFC	HF Financial Corp	SD	NASDAQ	11.65	22.21	9.98	(9.13)	N/A	0.29	N/A	7.29	68.21	4.04	6.26
FABK	First Advantage Bancorp	TN	NASDAQ	9.75	12.68	9.02	(4.88)	N/A	0.08	0.15	-4.98	59.67	11.88	(5.99)
JFBI	Jefferson Bancshares, Inc	TN	NASDAQ	6.24	13.76	4.75	(25.71)	0.43	0.10	0.24	14.03	51.62	6.19	15.99
SCYT	Security Bancorp, Inc	TN	OTC BB	31.00	33.50	28.00	1.31	N/A	0.32	N/A	N/A	93.52	9.67	N/A

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	19.25	N/A	10.05	N/A	0.92	0.10	0.20	19.99	83.32	18.41	21.53
UNTN	United Tennessee Bankshares, Inc	TN	OTC BB	25.00	N/A	11.00	N/A	1.63	0.10	0.41	13.36	136.72	20.83	18.11
BAFI	BancAffiliated, Inc	TX	Pink Sheet	30.00	34.00	24.05	0.00	N/A	NA	N/A	N/A	NA	N/A	N/A
ETFS	East Texas Financial Services, Inc	TX	OTC BB	13.25	18.00	12.25	N/A	0.24	0.16	0.20	72.29	102.14	10.65	56.45
GFG	Guaranty Financial Group	TX	NYSE	0.39	6.75	0.12	N/A	N/A	0.34	N/A	N/A	17.63	1.14	(0.07)
CFFC	Community Financial Corp	VA	NASDAQ	3.90	12.97	2.20	1.83	(1.49)	0.12	0.07	-2.96	55.16	3.61	(2.80)
GAFC	Greater Atlantic Financial Corp	VA	Pink Sheet	0.09	N/A	0.02	207.33	N/A	0.07	0.00	-0.03	-2.34	0.13	(0.03)
VSBR	Virginia Savings Bank	VA	Pink Sheet	16.25	N/A	N/A	N/A	N/A	NA	N/A	N/A	NA	N/A	N/A
FFNW	First Financial Northwest	WA	NASDAQ	7.56	11.73	6.84	(19.06)	(1.50)	0.06	0.34	-5.21	62.65	12.25	(5.44)
RPFG	Rainier Pacific Financial Group	WA	NASDAQ	0.91	23.43	0.55	(35.01)	(4.24)	0.14	0.14	-0.19	11.31	0.57	(0.22)
RVSB	Riverview Bancorp, Inc	WA	NASDAQ	3.22	17.58	1.60	43.11	(0.29)	0.08	0.05	-10.41	37.01	3.58	(11.35)
TSBK	Timberland Bancorp, Inc	WA	NASDAQ	4.50	19.52	2.44	(39.60)	0.13	0.10	0.44	30.59	39.42	4.27	11.07
WFSL	Washington Federal, Inc	WA	NASDAQ	14.58	27.09	9.94	(2.54)	(0.10)	0.14	0.36	-135.02	82.10	9.50	(1667.20)
ABCW	Anchor BanCorp Wisconsin, Inc	WI	NASDAQ	1.43	32.78	0.38	(48.19)	N/A	0.25	0.11	-0.11	22.17	0.53	(0.13)
BKMU	Bank Mutual Corp	WI	NASDAQ	9.07	12.71	7.06	(21.40)	0.40	0.07	0.36	21.85	101.56	11.77	23.38
CZWI	Citizens Community Bancorp, Inc	WI	NASDAQ	5.10	21.15	5.10	(27.14)	0.21	0.09	0.20	29.30	54.52	6.68	22.67
SVBC	Sistersville Bancorp, Inc	WV	Pink Sheet	14.00	28.10	11.25	N/A	2.24	0.12	0.47	9.39	99.29	17.49	15.27
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	14.50	N/A	13.00	(30.95)	N/A	0.22	0.48	N/A	99.28	7.66	64.12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

	State	Exchange	PER SHARE Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL INSTITUTIONS													
AVERAGE			12.43	22.41	7.51	1.67	91.62	0.86	1.87	12.81	67.72	10.41	(6.39)
HIGH			350.00	70.69	84.70	207.33	9,938.69	98.14	220.00	464.03	441.09	550.43	309.87
LOW			0.02	1.25	0.00	(85.00)	(28.95)	0.00	0.00	(264.61)	(64.62)	0.08	(1667.20)
AVERAGE FOR STATE													
OH			30.202	19.523	6.528	12.28	(1.93)	6.27	0.25	9.88	58.77	5.83	6.08
AVERAGE BY REGION													
MIDWEST			14.873	21.003	6.378	(1.94)	330.37	1.98	0.32	9.86	59.10	16.51	-17.32
NORTH CENTRAL			16.643	28.933	12.403	4.71	30.25	1.71	17.28	-7.22	71.59	5.10	4.08
NORTHEAST			11.386	21.101	7.887	0.74	(0.07)	0.15	0.41	24.05	82.48	9.61	22.62
SOUTHEAST			9.467	22.026	6.156	3.97	(2.46)	0.19	0.18	27.74	57.36	5.74	15.19
SOUTHWEST			15.855	24.218	12.522	9.32	0.90	0.21	0.43	17.46	70.80	9.77	15.14
WEST			7.706	24.410	4.752	3.49	(2.51)	0.18	0.20	-19.57	65.13	6.49	-99.52
AVERAGE BY EXCHANGE													
NYSE			7.45	19.97	4.66	(16.73)	(6.13)	0.19	0.45	10.94	55.04	5.93	11.38
AMEX			35.15	54.25	22.40	40.54	3.43	0.38	1.40	9.65	98.99	8.78	10.13
NASDAQ			9.45	22.67	6.28	2.08	(0.81)	0.16	0.30	11.71	68.79	7.45	(20.34)
OTC-BB			10.22	19.90	7.54	(8.24)	0.18	0.17	0.39	13.32	75.84	7.45	15.89
PINK SHEETS			26.19	24.78	12.46	20.35	846.91	5.17	13.17	19.67	51.99	30.86	23.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
AKPB	Alaska Pacific Bancshares, Inc	AK	187,449	21,304	21,304	(1.19)	(1.19)	(13.03)	(13.03)	OTC BB	654,486	2,945
SCBS	Southern Community Bancshares	AL	58,821	8,123	8,123	0.41	0.41	3.75	3.75	Pink Sheet	639,077	5,541
SZBI	SouthFirst Bancshares, Inc	AL	129,536	8,930	8,684	(0.96)	(1.02)	(13.70)	(14.64)	OTC BB	403,409	3,328
SUPR	Superior Bancorp	AL	3,215,510	246,770	227,897	(5.42)	(1.84)	(46.58)	(15.78)	NASDAQ	10,074,999	31,938
FFBH	First Federal Bancshares of Arkansas, Inc	AR	786,697	86,818	86,818	0.31	0.31	3.38	3.38	NASDAQ	4,846,785	36,739
BOFI	BOFI Holding, Inc	CA	1,249,189	85,153	85,153	0.40	0.35	5.46	4.86	NASDAQ	8,299,563	61,334
BYFC	Broadway Financial Corp	CA	482,303	33,028	33,028	0.59	0.59	9.42	9.42	NASDAQ	1,742,765	6,699
FPTB	First PacTrust Bancorp, Inc	CA	893,638	95,642	95,642	(0.06)	(0.06)	(0.62)	(0.62)	NASDAQ	4,252,168	41,033
FFED	FirstFed Financial Corp	CA	6,367,188	157,217	157,217	(5.55)	(5.55)	(76.74)	(76.74)	Pink Sheet	13,684,553	23,948
HWFG	Harrington West Financial Group, Inc	CA	1,092,021	28,738	22,761	(0.89)	(0.18)	(23.27)	(4.70)	NASDAQ	6,770,093	13,540
MLGF	Malaga Financial Corp	CA	777,253	67,141	67,141	NA	NA	NA	NA	OTC BB	N/A	N/A
PROV	Provident Financial Holdings, Inc	CA	1,579,613	114,910	114,910	(0.47)	(0.49)	(6.23)	(6.42)	NASDAQ	6,219,654	34,457
SNLS	San Luis Trust Bank, Federal Savings Bank	CA	368,546	28,418	28,418	0.55	0.55	5.66	5.66	OTC BB	4,360,927	11,775
UPFC	United PanAm Financial Corp	CA	693,470	155,989	155,989	(0.05)	1.28	(0.28)	7.43	Pink Sheet	15,749,699	25,042
HCBC	High Country Bancorp, Inc	CO	199,742	19,947	19,947	0.66	0.66	6.68	6.68	Pink Sheet	857,721	16,983
UWBK	United Western Bancorp, Inc	CO	2,421,865	129,668	121,481	0.45	0.58	9.06	11.49	NASDAQ	7,253,391	67,892
NEBS	New England Bancshares, Inc	CT	674,894	66,723	48,297	(0.33)	(0.03)	(2.71)	(0.21)	NASDAQ	5,883,960	35,421
NAL	NewAlliance Bancshares, Inc	CT	8,581,440	1,407,248	840,478	0.55	0.54	3.22	3.14	NYSE	107,059,000	1,409,967
PBCT	People's United Financial, Inc	CT	20,811,500	5,136,600	3,611,300	0.68	0.78	2.68	3.03	NASDAQ	344,700,000	6,146,001
IFSB	Independence Federal Savings Bank	DC	186,863	8,568	8,568	(0.93)	(0.94)	(16.10)	(16.31)	NASDAQ	1,552,448	5,356
WSFS	WSFS Financial Corp	DE	3,587,916	271,910	271,910	0.50	0.50	7.30	7.26	NASDAQ	6,159,199	295,580
BBX	BankAtlantic Bancorp, Inc	FL	5,261,025	166,567	150,106	(3.31)	(2.70)	(36.74)	(29.96)	NYSE	11,233,282	92,113
BKUNQ	BankUnited Financial Corp	FL	14,119,511	575,639	521,330	0.58	0.61	10.25	10.91	Pink Sheet	35,388,000	549,930
BFCF	BFC Financial Corporation	FL	5,812,997	96,527	61,164	(0.96)	0.65	(10.68)	7.21	Pink Sheet	45,129,493	11,282
FCFL	First Community Bank Corp of America	FL	555,462	43,973	43,973	(0.78)	(0.78)	(9.74)	(9.74)	NASDAQ	4,111,121	19,528
EBDC	Ebank Financial Services, Inc	GA	138,655	10,519	10,519	0.62	0.62	7.54	7.54	OTC BB	6,440,991	8,373
FFSX	First Federal Bankshares, Inc	IA	503,539	3,224	3,224	(3.51)	(1.83)	(85.86)	(44.87)	NASDAQ	3,304,471	4,329
CASH	Meta Financial Group, Inc	IA	819,515	44,108	41,600	(0.14)	(0.14)	(2.27)	(2.31)	NASDAQ	2,601,103	44,219
FFFD	North Central Bancshares, Inc	IA	460,852	47,027	47,027	(1.27)	0.26	(15.33)	3.08	NASDAQ	1,343,448	15,456
NTWB	Northwest Bank & Trust	IA	178,824	11,858	11,858	1.12	1.12	14.52	14.52	Pink Sheet	8,500	N/A
HOME	Home Federal Bancorp, Inc	ID	672,743	203,867	203,867	0.54	0.54	2.16	2.16	NASDAQ	17,374,161	221,521
AFBA	Allied First Bancorp, Inc	IL	152,018	11,037	11,037	(2.28)	(2.28)	(39.42)	(39.42)	OTC BB	511,300	1,278
BFIN	BankFinancial Corp	IL	1,572,797	264,276	236,576	(1.33)	0.24	(6.84)	1.25	NASDAQ	21,694,177	221,064

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ESDF	East Side Financial	IL	143,577	13,343	13,343	0.57	0.57	3.17	3.16	Pink Sheet	277,159	10,809
FIRT	First BancTrust Corp	IL	379,975	34,257	34,257	0.35	0.34	4.00	3.83	Pink Sheet	2,195,839	23,364
FCLF	First Clover Leaf Financial Corp	IL	603,713	80,078	66,315	0.56	0.56	3.08	3.08	NASDAQ	8,793,753	60,325
GTPS	Great American Bancorp, Inc	IL	148,001	15,185	14,700	0.78	0.78	7.09	7.09	OTC BB	552,175	17,394
MCPH	Midland Capital Holdings Corp	IL	118,998	13,855	13,855	0.56	0.56	5.15	5.15	OTC BB	372,600	15,649
PFED	Park Bancorp, Inc	IL	224,588	25,871	25,871	(1.06)	(0.56)	(8.15)	(4.30)	NASDAQ	1,192,174	5,341
RYFL	Royal Financial, Inc	IL	94,435	24,120	24,120	NA	0.00	NA	0.00	OTC BB	2,558,490	7,548
TMEB	Terme Bancorp, Inc	IL	1,172	498	498	NA	NA	NA	NA	Pink Sheet	9,924,761	6,451
WFBS	Washington Federal Bank for Savings	IL	81,107	7,573	7,573	NA	NA	NA	NA	Pink Sheet	N/A	N/A
WTWN	West Town Bancorp, Inc	IL	61,370	4,403	4,403	0.23	0.23	3.05	3.05	Pink Sheet	204,287	N/A
AMFC	AMB Financial Corp	IN	182,688	16,476	16,476	(0.16)	(0.17)	(2.12)	(2.24)	OTC BB	981,638	3,720
ASBI	Ameriana Bancorp	IN	489,436	33,090	32,441	0.16	0.15	2.23	2.03	NASDAQ	2,988,952	16,678
BRBI	Blue River Bancshares, Inc	IN	251,107	15,559	15,559	(0.05)	0.04	(0.74)	0.63	OTC BB	3,220,874	11,112
CITZ	CFS Bancorp, Inc	IN	1,094,679	115,450	115,450	(0.99)	(0.68)	(8.93)	(6.13)	NASDAQ	10,674,511	41,631
DSFN	DSA Financial Corp	IN	128,415	16,697	16,697	0.52	0.52	4.44	4.44	OTC BB	1,608,333	11,580
FFWC	FFW Corp	IN	319,472	20,251	18,581	0.81	0.86	9.61	10.18	OTC BB	1,110,260	26,091
FDLB	Fidelity Federal Bancorp	IN	200,558	16,261	16,261	0.24	0.23	3.09	2.89	Pink Sheet	916,656	20,460
FBPI	First Bancorp of Indiana, Inc	IN	357,212	29,194	29,194	0.22	0.22	2.37	2.37	OTC BB	1,747,888	22,635
FCAP	First Capital, Inc	IN	449,344	46,600	41,006	0.79	0.79	7.65	7.65	NASDAQ	2,794,530	42,700
FSFG	First Savings Financial Group, Inc	IN	245,592	52,165	52,165	(0.09)	(0.09)	(0.64)	(0.64)	NASDAQ	N/A	N/A
HWEN	Home Financial Bancorp	IN	69,851	7,695	7,695	0.21	0.21	2.02	2.02	OTC BB	1,352,926	5,344
LOGN	Logansport Financial Corp	IN	160,315	18,280	18,280	0.95	0.91	8.50	8.18	OTC BB	783,701	13,127
LSBI	LSB Financial Corp	IN	375,534	34,331	34,331	0.48	0.48	5.08	5.08	NASDAQ	1,553,525	15,442
MFSF	MutualFirst Financial, Inc	IN	1,384,329	129,547	122,935	(1.91)	(0.07)	(21.43)	(0.83)	NASDAQ	6,984,754	47,147
NIDB	Northeast Indiana Bancorp, Inc	IN	249,695	21,983	21,983	0.10	0.55	1.08	6.21	OTC BB	1,230,670	8,122
NWIN	Northwest Indiana Bancorp	IN	663,956	53,274	53,274	0.91	0.89	10.96	10.71	OTC BB	2,809,075	67,418
PBNI	Peoples Bancorp	IN	471,249	62,685	60,332	0.57	0.57	4.44	4.44	Pink Sheet	3,106,134	51,531
RIVR	River Valley Bancorp	IN	387,633	24,107	23,597	0.69	0.69	9.71	9.58	NASDAQ	1,500,322	18,829
TDCB	Third Century Bancorp	IN	134,742	17,311	17,311	0.20	0.20	1.43	1.43	OTC BB	N/A	N/A
BHDB	Brotherhood Bancshares, Inc	KS	560,895	57,889	53,175	NA	NA	NA	NA	Pink Sheet	N/A	N/A
FFSL	First Independence Corp	KS	203,938	17,719	17,719	0.91	0.91	10.52	10.52	OTC BB	834,163	11,904
CKFB	CKF Bancorp, Inc	KY	138,243	13,996	12,896	(0.58)	(0.58)	(5.62)	(5.62)	OTC BB	532,106	2,927
HFBC	Hopfed Bancorp, Inc	KY	1,001,794	79,809	73,409	0.55	0.49	8.03	7.22	NASDAQ	3,585,049	35,815

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF AUGUST 19, 2009

		State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
			Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
FPBF	FPB Financial Corp	LA	179,597	15,369	15,369	0.29	0.30	3.89	3.98	Pink Sheet	354,966	7,987
GSLA	GS Financial Corp	LA	264,734	28,138	28,138	(0.00)	0.41	(0.02)	3.09	NASDAQ	1,285,800	16,073
HIBE	Hibernia Homestead Bancorp, Inc	LA	57,775	23,543	23,543	(0.93)	(0.93)	(2.78)	(2.78)	OTC BB	N/A	N/A
HBCP	Home Bancorp, Inc	LA	527,443	130,195	130,195	0.59	0.98	4.12	6.92	NASDAQ	8,926,875	87,037
LABC	Louisiana Bancorp, Inc	LA	322,191	79,640	79,640	0.94	0.94	3.09	3.09	NASDAQ	5,931,312	75,921
TSH	Teche Holding Company	LA	789,513	70,052	66,405	0.76	0.99	8.29	10.73	AMEX	2,116,297	67,192
BHLB	Berkshire Hills Bancorp, Inc	MA	2,681,086	407,551	229,839	0.87	0.89	6.47	6.60	NASDAQ	12,253,444	378,141
BRKL	Brookline Bancorp, Inc	MA	2,641,113	485,641	438,561	0.51	0.59	2.56	2.93	NASDAQ	58,373,209	621,675
CEBK	Central Bancorp, Inc	MA	560,108	41,789	39,557	(1.12)	0.03	(16.68)	0.44	NASDAQ	1,639,951	7,773
CBNK	Chicopee Bancorp, Inc	MA	539,465	94,190	94,190	0.00	0.01	0.02	0.06	NASDAQ	6,496,753	77,311
DNBK	Danvers Bancorp, Inc.	MA	1,807,337	225,263	225,263	(0.17)	(0.21)	(1.25)	(1.52)	NASDAQ	17,842,500	238,554
HBNK	Hampden Bancorp, Inc	MA	567,656	96,658	96,658	0.05	0.06	0.29	0.32	NASDAQ	7,538,650	74,633
HIFS	Hingham Institution for Savings	MA	861,963	62,461	62,461	0.81	0.81	11.08	11.08	NASDAQ	2,121,750	53,224
LEGC	Legacy Bancorp, Inc	MA	949,971	123,386	113,656	0.16	0.38	1.11	2.72	NASDAQ	8,781,912	93,791
LSBX	LSB Corp	MA	788,154	73,844	73,844	(0.39)	0.55	(4.63)	6.54	NASDAQ	4,470,941	32,683
MFLR	Mayflower Bancorp, Inc	MA	246,934	19,789	19,789	0.01	0.53	0.18	6.73	NASDAQ	2,085,886	13,663
UBNK	United Financial Bancorp, Inc	MA	1,238,666	213,615	213,615	0.62	0.69	3.23	3.62	NASDAQ	17,501,949	264,980
WFD	Westfield Financial, Inc	MA	1,164,764	257,410	257,410	0.63	0.64	2.43	2.48	NASDAQ	31,307,881	323,097
ABKH	American Bank Holdings, Inc	MD	306,489	29,937	29,937	1.08	1.08	14.99	14.99	OTC BB	3,158,997	38,698
BCSB	BCSB Bancorp, Inc	MD	587,076	59,562	57,158	0.15	0.15	2.08	2.08	NASDAQ	3,121,076	32,646
PCGO	Prince George's Federal Savings Bank	MD	98,847	12,142	12,142	NA	NA	NA	NA	Pink Sheet	N/A	N/A
SVBI	Severn Bancorp, Inc	MD	1,001,993	114,203	114,203	0.43	0.43	4.03	4.03	NASDAQ	10,066,679	42,985
WSB	WSB Holdings, Inc	MD	451,174	53,063	53,063	0.05	(0.03)	0.39	(0.24)	NASDAQ	7,821,232	23,307
CTZN	Citizens First Bancorp, Inc	MI	1,932,815	59,536	57,814	(2.90)	(1.15)	(36.22)	(14.39)	NASDAQ	7,644,623	16,054
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	240,506	29,564	28,498	(1.30)	(1.30)	(10.05)	(10.07)	NASDAQ	2,884,249	3,605
FBC	Flagstar Bancorp, Inc	MI	16,423,292	915,521	251,229	(1.83)	(1.58)	(37.66)	(32.57)	NYSE	83,626,726	59,375
STBI	Sturgis Bancorp, Inc	MI	390,780	25,651	19,240	0.59	0.59	8.20	8.20	OTC BB	2,017,245	16,118
HMNF	HMN Financial, Inc	MN	1,053,618	99,716	98,576	(0.91)	(0.72)	(10.61)	(8.35)	NASDAQ	4,167,630	17,421
REDW	Redwood Financial, Inc	MN	143,848	15,427	12,590	NA	NA	NA	NA	Pink Sheet	N/A	N/A
WEFP	Wells Financial Corp	MN	267,232	21,118	19,704	0.48	0.48	5.22	5.22	OTC BB	792,615	12,103
CCFC	CCSB Financial Corporation	MO	103,380	11,509	11,446	NA	0.00	NA	0.00	OTC BB	916,940	N/A
FBSI	First Bancshares, Inc	MO	243,325	24,825	24,627	0.15	0.15	1.34	1.34	NASDAQ	1,550,815	21,215
LXMO	Lexington B & L Financial Corp	MO	135,901	14,793	14,004	0.66	0.66	6.03	6.03	Pink Sheet	726,952	10,446

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
LBCP	Liberty Bancorp, Inc	MO	384,243	43,260	41,151	0.57	0.54	4.21	4.02	NASDAQ	3,936,710	35,430
NASB	NASB Financial, Inc	MO	1,615,130	161,937	161,492	0.61	0.60	6.14	6.09	NASDAQ	7,867,614	255,619
PULB	Pulaski Financial Corp	MO	1,508,886	117,244	113,034	0.23	0.65	3.34	9.26	NASDAQ	9,988,548	87,400
CSBC	Citizens South Banking Corp	NC	836,283	104,158	73,795	0.39	0.42	3.61	3.92	NASDAQ	7,515,957	45,021
KSBI	KS Bancorp, Inc	NC	320,548	18,324	18,324	0.21	0.20	3.62	3.57	OTC BB	1,309,501	26,177
LTLB	Little Bank, Inc	NC	306,584	31,477	31,477	0.47	0.47	5.84	5.84	OTC BB	2,300,212	29,328
SSFC	South Street Financial Corp	NC	276,986	25,388	25,388	0.49	0.49	4.91	4.91	OTC BB	2,954,696	27,550
TONE	TierOne Corp	NE	3,160,553	244,430	221,818	(2.27)	(1.42)	(25.51)	(15.91)	NASDAQ	18,034,878	67,631
GUAA	Guaranty Bancorp, Inc	NH	354,873	29,648	29,636	NA	NA	NA	NA	Pink Sheet	N/A	N/A
MNKB	Monadnock Bancorp, Inc	NH	126,218	10,933	10,760	0.06	(0.01)	0.78	(0.10)	OTC BB	1,163,958	4,097
NHTB	New Hampshire Thrift Bancshares, Inc	NH	912,272	86,252	56,678	0.69	0.68	7.84	7.81	NASDAQ	5,747,772	44,350
CBNJ	Cape Bancorp, Inc	NJ	1,110,614	142,989	119,732	(3.86)	(1.06)	(24.47)	(6.74)	NASDAQ	13,313,521	123,150
HCBK	Hudson City Bancorp, Inc	NJ	57,406,339	5,143,265	4,991,156	0.91	0.91	9.36	9.36	NASDAQ	523,770,617	8,359,379
OCFC	OceanFirst Financial Corp	NJ	1,909,585	161,909	155,092	0.78	0.78	11.98	11.98	NASDAQ	12,364,573	205,252
PBCI	Pamrapo Bancorp, Inc	NJ	575,504	50,397	50,397	0.40	0.40	4.22	4.22	NASDAQ	4,935,542	37,165
PFS	Provident Financial Services, Inc	NJ	6,668,844	872,573	512,783	0.65	0.66	4.12	4.15	NYSE	59,610,623	912,043
RBLG	Roebling Financial Corp, Inc	NJ	174,535	16,931	16,931	0.31	0.31	2.73	2.73	OTC BB	1,718,473	15,380
AF	Astoria Financial Corp	NY	21,101,328	1,197,644	1,002,891	0.35	0.58	6.24	10.42	NYSE	95,881,132	1,580,121
BFED	Beacon Federal Bancorp, Inc	NY	1,046,171	97,055	96,286	(0.31)	0.42	(2.73)	3.76	NASDAQ	7,662,315	62,831
CARV	Carver Bancorp, Inc	NY	809,638	64,379	64,037	(0.90)	(0.31)	(13.21)	(4.59)	NASDAQ	2,475,037	8,440
CMSB	CMS Bancorp, Inc	NY	241,129	21,407	21,407	(0.47)	(0.47)	(3.69)	(3.69)	NASDAQ	1,956,518	15,104
DCOM	Dime Community Bancshares, Inc	NY	3,974,399	283,495	227,857	0.76	0.81	10.29	11.06	NASDAQ	34,179,900	454,593
ETFC	E*TRADE Financial Corp	NY	47,951,250	2,982,553	658,960	(0.99)	(0.88)	(18.98)	(16.96)	NASDAQ	563,523,086	648,052
ESBK	Elmira Savings Bank	NY	515,800	52,500	52,500	0.63	0.63	5.80	5.80	NASDAQ	N/A	N/A
FNFG	First Niagara Financial Group	NY	11,577,171	1,918,579	1,133,063	0.99	0.99	5.99	5.99	NASDAQ	118,561,707	1,917,143
FFIC	Flushing Financial Corp	NY	4,063,579	312,049	293,814	0.62	1.12	9.55	17.14	NASDAQ	21,625,709	258,643
NYB	New York Community Bancorp, Inc	NY	32,860,123	4,210,666	1,697,648	0.25	1.03	1.86	7.66	NYSE	344,985,111	4,126,022
PFDB	Patriot Federal Bank	NH	N/A	N/A	N/A	NA	NA	NA	NA	OTC BB	N/A	N/A
PBNY	Provident New York Bancorp	NY	2,824,356	420,775	253,912	0.84	0.82	5.88	5.72	NASDAQ	39,815,213	526,357
ROME	Rome Bancorp, Inc	NY	336,663	59,565	59,565	0.89	0.94	4.47	4.74	NASDAQ	7,058,866	61,412
TRST	Trustco Bank Corp	NY	3,584,717	238,135	238,135	1.00	0.99	14.28	14.15	NASDAQ	76,083,929	723,558
AFNL	AmTrust Financial Corp	OH	16,452,360	872,642	795,449	NA	NA	NA	NA	Pink Sheet	N/A	N/A
ASBN	ASB Financial Corp	OH	214,754	18,141	18,141	0.72	0.72	8.69	8.69	Pink Sheet	1,594,958	25,519

KELLER & COMPANY
Dublin, Ohio
614-766-1426

110

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
CFBK	Central Federal Corp	OH	288,402	32,050	31,953	0.26	0.25	2.68	2.55	NASDAQ	4,101,537	12,223
CIBN	Community Investors Bancorp, Inc	OH	128,600	12,100	12,100	(0.84)	(0.84)	(9.88)	(9.88)	Pink Sheet	882,000	4,631
FFDF	FFD Financial Corp	OH	189,014	17,885	17,885	0.58	0.58	5.87	5.87	NASDAQ	1,009,906	13,891
FDEF	First Defiance Financial Corp	OH	2,023,563	232,683	159,581	0.40	0.55	3.85	5.31	NASDAQ	8,117,120	62,745
FFHS	First Franklin Corp	OH	310,538	24,001	24,001	(0.44)	(0.46)	(5.68)	(5.91)	NASDAQ	1,680,684	6,723
FNFI	First Niles Financial, Inc	OH	105,003	14,603	14,603	0.67	0.67	4.82	4.82	OTC BB	1,316,478	10,861
FPFC	First Place Financial Corp	OH	3,404,467	281,479	249,841	(3.31)	(1.45)	(38.62)	(16.86)	NASDAQ	16,973,000	52,786
HCFL	Home City Financial Corp	OH	149,228	13,872	13,872	0.55	0.55	6.41	6.41	OTC BB	835,690	13,162
HLFN	Home Loan Financial Corp	OH	163,727	18,724	18,724	0.87	0.87	7.50	7.50	OTC BB	1,487,351	20,377
PCBI	Peoples Community Bancorp, Inc	OH	675,410	-18,855	-21,396	(8.62)	(7.64)	(183.59)	(162.77)	NASDAQ	4,844,489	969
PPSF	Peoples-Sidney Financial Corp	OH	136,843	17,015	17,015	0.74	0.74	6.69	6.69	OTC BB	1,361,048	17,762
PVFC	PVF Capital Corp	OH	897,687	57,908	53,269	(0.13)	(0.13)	(1.55)	(1.55)	NASDAQ	7,773,823	56,749
UCFC	United Community Financial Corp	OH	2,487,055	234,613	227,720	(1.30)	(0.39)	(12.91)	(3.93)	NASDAQ	30,897,825	27,808
WAYN	Wayne Savings Bancshares, Inc	OH	404,079	34,963	32,799	0.46	0.48	5.56	5.81	NASDAQ	3,004,113	17,935
OSBK	Osage Bancshares, Inc	OK	158,533	21,974	20,673	(1.01)	(1.01)	(7.26)	(7.26)	NASDAQ	2,791,532	25,124
ABBC	Abington Bancorp, Inc	PA	1,183,504	227,933	227,933	0.19	0.23	0.86	1.05	NASDAQ	23,369,916	216,172
ESBF	ESB Financial Corp	PA	1,963,389	152,215	109,046	0.53	0.56	7.88	8.31	NASDAQ	12,123,076	130,202
ESSA	ESSA Bancorp, Inc	PA	1,052,942	185,126	185,126	0.63	0.69	2.92	3.17	NASDAQ	16,777,667	233,210
FSBI	Fidelity Bancorp, Inc	PA	740,624	50,041	47,388	0.12	0.43	1.83	6.84	NASDAQ	3,028,725	37,859
FKFS	First Keystone Financial, Inc	PA	525,376	32,702	32,702	(0.20)	0.05	(2.89)	0.69	NASDAQ	2,432,998	21,897
FSSB	First Star Bancorp, Inc	PA	645,186	25,114	25,114	0.57	0.47	9.15	7.52	Pink Sheet	591,719	10,385
HARL	Harleysville Savings Financial Corp	PA	825,150	49,383	49,383	0.54	0.56	9.43	9.68	NASDAQ	3,567,934	44,856
NPBP	North Penn Bancorp, Inc	PA	119,498	13,116	13,116	0.28	0.27	2.88	2.81	OTC BB	1,443,555	16,745
PVSA	Parkvale Financial Corp	PA	1,907,106	150,760	125,126	(0.51)	0.47	(6.52)	5.97	NASDAQ	5,427,695	48,795
QNTO	Quaint Oak Bancorp, Inc	PA	94,630	17,121	17,121	0.64	0.66	2.92	3.00	OTC BB	1,352,021	10,100
SEFL	SE Financial Corp	PA	287,631	23,835	23,835	0.11	0.11	1.00	1.00	Pink Sheet	1,875,374	11,252
THRD	TF Financial Corp	PA	724,497	69,672	64,742	0.59	0.59	6.12	6.12	NASDAQ	2,515,407	48,547
WVFC	WVS Financial Corp	PA	419,434	31,123	31,123	0.67	0.67	9.14	9.14	NASDAQ	2,077,685	33,243
NFSB	Newport Bancorp, Inc	RI	449,041	52,247	52,247	(0.22)	(0.10)	(1.47)	(0.68)	NASDAQ	4,222,414	48,516
FCPB	First Capital Bancshares, Inc	SC	65,009	6,291	6,291	NA	NA	NA	NA	Pink Sheet	N/A	N/A
FFCH	First Financial Holdings, Inc	SC	3,607,066	293,029	246,547	0.79	0.77	12.16	11.89	NASDAQ	11,691,513	306,084
SFDL	Security Federal Corp	SC	975,619	67,069	65,552	0.27	0.26	4.61	4.45	OTC BB	2,459,595	38,124
HFFC	HF Financial Corp	SD	1,177,885	69,764	69,764	0.68	0.65	9.72	9.32	NASDAQ	4,025,982	47,587

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
FABK	First Advantage Bancorp	TN	350,285	69,754	69,754	(2.60)	0.79	(10.65)	3.23	NASDAQ	4,781,196	49,007
JFBI	Jefferson Bancshares, Inc	TN	662,655	79,505	79,505	0.49	0.49	3.43	3.43	NASDAQ	6,740,131	41,047
SCYT	Security Bancorp, Inc	TN	134,376	13,903	13,903	NA	NA	NA	NA	OTC BB	N/A	N/A
SFBK	SFB Bancorp, Inc	TN	56,934	12,585	12,585	0.86	0.86	4.35	4.35	Pink Sheet	582,995	9,182
UNTN	United Tennessee Bankshares, Inc	TN	119,344	18,182	17,529	1.58	1.57	10.89	10.80	OTC BB	1,196,999	24,538
BAFI	BancAffiliated, Inc	TX	137,205	11,122	11,093	NA	NA	NA	NA	Pink Sheet	N/A	N/A
ETFS	East Texas Financial Services, Inc	TX	213,005	22,214	19,923	0.13	0.13	1.43	1.43	OTC BB	1,307,826	22,691
GFG	Guaranty Financial Group	TX	15,391,000	1,001,000	846,000	0.49	0.49	7.52	7.52	NYSE	35,400,000	N/A
CFFC	Community Financial Corp	VA	531,396	46,898	46,898	(1.17)	0.34	(14.57)	4.19	NASDAQ	4,361,658	17,447
GAFC	Greater Atlantic Financial Corp	VA	204,596	-11,613	-11,613	(4.77)	(4.49)	(197.00)	(185.79)	Pink Sheet	3,024,220	6,804
VSBR	Virginia Savings Bank	VA	133,505	11,296	11,101	NA	NA	NA	NA	Pink Sheet	N/A	N/A
FFNW	First Financial Northwest	WA	1,298,116	253,814	253,173	0.39	0.39	1.50	1.51	NASDAQ	21,293,368	198,880
RPFG	Rainier Pacific Financial Group	WA	821,391	41,941	41,941	(1.69)	(0.06)	(20.36)	(0.74)	NASDAQ	5,968,393	8,356
RVSB	Riverview Bancorp, Inc	WA	920,390	89,114	62,602	(0.29)	(0.05)	(2.85)	(0.46)	NASDAQ	10,923,773	42,275
TSBK	Timberland Bancorp, Inc	WA	675,492	88,755	79,930	0.61	0.89	5.35	7.80	NASDAQ	6,967,579	52,605
WFSL	Washington Federal, Inc	WA	12,042,618	1,394,081	1,136,502	0.55	1.06	4.59	8.80	NASDAQ	87,916,286	1,622,055
ABCW	Anchor BanCorp Wisconsin, Inc	WI	5,292,669	202,573	177,347	(4.60)	(3.34)	(76.22)	(55.32)	NASDAQ	21,569,785	29,119
BKMU	Bank Mutual Corp	WI	3,447,412	399,826	339,288	0.48	0.51	4.15	4.33	NASDAQ	47,686,759	550,305
CZWI	Citizens Community Bancorp, Inc	WI	546,694	55,837	49,012	0.34	0.34	2.00	2.00	NASDAQ	6,226,995	45,146
SVBC	Sistersville Bancorp, Inc	WV	47,267	8,329	8,329	1.85	0.55	9.42	2.80	Pink Sheet	393,833	6,396
CRZY	Crazy Woman Creek Bancorp, Inc	WY	142,140	14,079	13,901	0.20	0.20	2.29	2.29	Pink Sheet	639,537	12,855

KELLER & COMPANY
Dublin, Ohio
614-766-1426

112

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ALL THRIFTS											
AVERAGE		2,336,191	221,933	163,526	(0.35)	(0.06)	(3.47)	(0.62)		20,818,794	228,206
MEDIAN		527,443	49,383	47,388	0.34	0.47	2.92	3.43		4,063,760	30,633
HIGH		57,406,339	5,143,265	4,991,156	1.85	1.57	14.99	17.14		563,523,086	8,359,379
LOW		1,172	-18,855	-21,396	(8.62)	(7.64)	(197.00)	(185.79)		8,500	969
AVERAGE FOR STATE											
OH		1,751,921	116,489	104,097	(0.63)	(0.37)	(13.34)	(9.82)		5,725,335	22,943
AVERAGE BY REGION											
MIDWEST		1,228,177	87,020	68,408	(0.29)	(0.08)	(6.40)	(3.68)		6,893,563	37,261
NORTH CENTRAL		736,563	59,168	56,636	(0.19)	0.13	(5.61)	(0.14)		4,006,691	48,520
NORTHEAST		5,003,493	552,280	374,748	0.21	0.42	1.87	4.14		53,985,665	627,873
SOUTHEAST		1,413,534	80,828	74,129	(0.41)	(0.03)	(8.91)	(5.45)		7,083,423	64,988
SOUTHWEST		1,711,608	1,711,608	120,709	0.16	0.26	2.17	3.01		6,995,710	42,346
WEST		1,730,798	159,095	142,890	(0.29)	(0.03)	(5.07)	(1.92)		12,273,784	136,900
AVERAGE BY EXCHANGE											
NYSE		15,183,865	1,395,888	757,305	(0.41)	(0.14)	(7.35)	(4.23)		105,399,411	1,363,274
AMEX		789,513	70,052	66,405	0.76	0.99	8.29	10.73		2,116,297	67,192
NASDAQ		2,565,806	269,454	210,438	(0.27)	0.09	(4.66)	(0.52)		25,484,070	276,358
OTC		232,105	21,453	21,062	0.29	0.28	2.53	2.51		1,652,952	16,558
PINK SHEETS		1,523,710	72,297	66,736	(0.10)	(0.02)	(8.95)	(7.63)		6,032,541	40,514

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT FULLY CONVERTED THRIFT INSTITUTIONS

PRICE CHANGES FROM IPO DATE

				PRICE CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	1 Day % Change	1 Week After IPO ($)	1 Week % Change	1 Mo. After IPO ($)	1 Month % Change	Closing Price on 08/19/09 ($)	08/19/09 % Change From IPO Price
DNBK	Danvers Bancorp, Inc.	MA	01/10/2008	10.00	9.74	(2.60)	9.69	(3.10)	10.26	2.60	12.71	27.10
CBNJ	Cape Bancorp, Inc	NJ	01/31/2008	10.00	10.05	0.50	10.01	0.10	9.70	(3.00)	8.70	(13.00)
HBCP	Home Bancorp, Inc	LA	09/30/2008	10.00	11.49	14.90	10.92	9.20	10.24	2.40	12.40	24.00
FSFG	First Savings Financial Group, Inc	IN	10/07/2008	10.00	9.90	(1.00)	9.99	(0.10)	9.20	(8.00)	10.19	1.90
HIBE	Hibernia Homestead Bancorp, Inc	LA	01/28/09	10.00	10.00	0.00	10.50	5.00	10.50	5.00	14.00	40.00
SJBA	St Jospeh Bancorp Inc	MO	02/02/09	10.00	10.00	0.00	10.00	0.00	10.00	0.00	10.00	0.00
TBNK	Territorial Bancorp Inc	HI	07/13/09	10.00	14.99	49.90	14.75	47.50	14.80	48.00	15.60	56.00
			AVERAGE			**8.81**		**8.37**		**6.71**		**19.43**
			MEDIAN			**0.00**		**0.10**		**2.40**		**24.00**
			HIGH			**49.90**		**47.50**		**48.00**		**56.00**
			LOW			**(2.60)**		**(3.10)**		**(8.00)**		**(13.00)**

EXHIBIT 34

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF ATHENS FEDERAL COMMUNITY BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp	CA	NASDAQ	9.11	20.05	6.29	40.15	0.36	0.07	0.44	22.02	114.11	11.91	24.78
NVSL	Naugatuck Valley Financial	CT	NASDAQ	5.47	13.07	4.75	7.68	(0.11)	0.08	N/A	-53.65	85.53	7.62	27.38
PSBH	PSB Holdings, Inc	CT	NASDAQ	3.65	12.25	3.60	(9.88)	(0.06)	0.07	0.33	-64.37	75.51	5.66	(48.55)
RCKB	Rockville Financial, Inc	CT	NASDAQ	14.60	17.99	6.30	4.51	0.02	0.08	0.20	530.67	142.69	13.90	32.26
SIFI	SI Financial Group, Inc	CT	NASDAQ	4.86	13.90	3.21	(19.00)	(0.38)	0.07	0.08	-11.11	66.38	5.74	(12.12)
ACFC	Atlantic Coast Federal Corp	GA	NASDAQ	2.10	19.99	1.80	(46.15)	(0.86)	0.07	0.22	-2.46	36.79	2.88	(2.40)
CHFN	Charter Financial Corp	GA	OTC BB	13.25	54.00	6.00	47.22	N/A	0.04	N/A	27.27	156.95	20.49	190.49
HBOS	Heritage Financial Group	GA	NASDAQ	10.79	16.94	5.08	19.89	(0.09)	0.04	0.30	-90.51	157.96	20.83	(90.93)
WCFB	Webster City Federal Bancorp	IA	Pink Sheet	6.10	N/A	6.10	(25.15)	N/A	0.03	N/A	N/A	184.78	29.62	N/A
AJSB	AJS Bancorp, Inc	IL	OTC BB	14.00	29.90	10.10	19.66	(0.88)	0.12	0.44	-16.50	106.91	12.20	(15.84)
BFFI	Ben Franklin Financial, Inc	IL	OTC BB	4.05	11.05	4.05	(40.00)	N/A	0.06	0.00	-18.14	69.05	8.13	(14.39)
JXSB	Jacksonville Bancorp, Inc	IL	NASDAQ	9.00	19.25	7.01	(7.50)	N/A	0.15	0.30	16.32	70.03	6.24	14.90
MFDB	Mutual Federal Bancorp, Inc	IL	OTC BB	7.70	14.50	7.00	(14.44)	N/A	0.02	0.24	-15.22	109.69	36.73	(17.63)
OTTW	Ottawa Savings Bancorp, Inc	IL	OTC BB	9.50	13.60	7.25	5.56	N/A	0.10	0.20	151.87	91.94	9.87	186.75
SUGR	Sugar Creek Financial Corp	IL	OTC BB	7.15	10.75	6.00	(15.88)	N/A	0.10	0.00	27.26	70.12	7.09	27.86
LPSB	Laporte Bancorp. Inc	IN	NASDAQ	5.00	9.19	4.10	(4.76)	N/A	0.09	0.00	447.67	48.09	5.80	36.02
MSVB	Mid-Southern Savings Bank, Federal	IN	OTC BB	11.50	25.50	7.00	N/A	0.84	0.12	0.53	13.64	90.44	9.54	13.64
UCBA	United Community Bancorp	IN	NASDAQ	6.76	12.95	3.86	35.20	N/A	0.05	N/A	69.50	99.27	13.61	73.97
CFFN	Capitol Federal Financial	KS	NASDAQ	34.64	50.11	28.35	(24.04)	0.89	0.11	2.11	42.95	307.83	34.13	39.36
KFFB	Kentucky First Federal Bancorp	KY	NASDAQ	13.60	15.00	9.20	39.49	0.17	0.03	0.40	60.38	137.41	33.70	82.74
HFBL	Home Federal Bancorp, Inc	LA	OTC BB	8.00	10.57	5.75	14.45	N/A	0.05	N/A	42.19	72.81	14.73	52.47
MDNB	Minden Bancorp, Inc	LA	OTC BB	15.25	25.00	10.50	N/A	0.89	0.09	0.31	26.12	154.07	25.39	17.83
GTWN	Georgetown Bancorp, Inc	MA	OTC BB	5.00	10.20	3.40	25.00	N/A	0.08	N/A	28.57	60.94	5.24	37.69
EBSB	Meridian Interstate Bancorp	MA	NASDAQ	9.25	9.62	6.34	0.00	N/A	0.05	0.00	N/A	85.53	13.91	(186.94)
BVFL	BV Financial, Inc	MD	OTC BB	3.60	9.95	2.59	(15.29)	(0.03)	0.07	0.20	-109.88	45.59	4.65	(122.72)
SFBI	SFSB, Inc	MD	Pink Sheet	3.20	10.75	3.20	(44.83)	(0.88)	0.07	0.00	-5.40	67.39	6.90	(3.63)
ABBB	Auburn Bancorp, Inc	ME	OTC BB	9.85	10.25	6.00	(3.90)	N/A	0.15	0.00	N/A	85.22	6.78	(619.67)
MSFN	Mainstreet Financial Corp	MI	OTC BB	0.31	11.00	0.15	106.67	N/A	0.15	0.00	-0.11	5.12	0.20	(0.12)
EBMT	Eagle Bancorp	MT	OTC BB	29.00	37.50	21.00	26.09	N/A	0.27	N/A	12.55	108.33	10.39	9.76
ASFE	AF Financial Group	NC	Pink Sheet	8.50	23.00	8.50	(15.09)	N/A	NA	N/A	N/A	NA	N/A	N/A
WAKE	Wake Forest Bancshares, Inc	NC	OTC BB	12.00	29.00	8.35	N/A	1.12	0.09	0.79	15.48	95.52	18.49	10.72
EQFC	Equitable Financial Corp	NE	OTC BB	3.50	4.50	3.50	N/A	N/A	0.07	N/A	N/A	NA	N/A	(11.27)
CSBK	Clifton Savings Bancorp	NJ	NASDAQ	10.87	12.90	8.05	(8.35)	0.19	0.04	0.20	57.51	165.57	28.69	59.89
COBK	Colonial Bankshares, Inc	NJ	NASDAQ	8.01	15.50	5.51	2.04	N/A	0.13	0.00	23.87	75.22	5.75	23.08
DLNO	Delanco Bancorp, Inc	NJ	OTC BB	5.00	10.25	1.25	233.33	N/A	0.08	0.00	-5.73	56.19	4.80	(7.44)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ISBC	Investors Bancorp, Inc	NJ	NASDAQ	8.72	16.15	6.86	(35.07)	(0.62)	0.07	N/A	-14.75	128.23	12.91	25.91
KRNY	Kearny Financial Corp	NJ	NASDAQ	11.02	17.03	7.80	(13.91)	0.09	0.03	0.20	121.92	166.79	37.42	107.54
LPBC	Lincoln Park Bancorp	NJ	OTC BB	3.26	11.25	2.75	8.67	0.02	0.08	0.00	138.11	44.36	4.23	127.80
MGYR	Magyar Bancorp, Inc	NJ	NASDAQ	4.35	15.00	2.76	(26.77)	(1.60)	0.10	0.00	-3.23	74.33	5.35	(2.48)
MSBF	MSB Financial Corporation	NJ	NASDAQ	8.75	12.30	7.91	(13.79)	0.04	0.07	N/A	222.22	117.81	13.71	221.52
NFBK	Northfield Bancorp, Inc.	NJ	NASDAQ	12.35	12.36	8.23	9.78	0.27	0.04	0.12	43.41	133.60	27.75	45.94
OSHC	Ocean Shore Holding Company	NJ	NASDAQ	7.25	13.75	5.91	5.07	N/A	0.09	N/A	27.33	100.59	9.14	13.01
ORIT	Oritani Financial Corp	NJ	NASDAQ	13.36	18.00	10.21	(20.71)	N/A	0.05	N/A	91.40	212.03	26.60	72.10
ROMA	Roma Financial Corp	NJ	NASDAQ	12.63	18.00	9.70	0.32	0.12	0.04	0.32	105.91	185.51	31.78	106.19
WAWL	Wawel Savings Bank	NJ	OTC BB	6.45	15.00	4.50	(21.82)	N/A	NA	N/A	N/A	NA	N/A	N/A
ALMG	Alamogordo Financial Corp	NM	OTC BB	16.00	44.75	15.60	N/A	0.53	0.12	0.72	75.47	185.78	32.94	30.76
BFSB	Brooklyn Federal Bancorp, Inc	NY	NASDAQ	13.86	15.50	9.35	(1.35)	N/A	0.04	0.40	25.27	166.03	27.58	26.27
FLTB	Flatbush Federal Bancorp, Inc	NY	OTC BB	3.82	10.33	2.90	9.14	0.18	0.06	0.00	20.20	64.55	6.19	22.29
FSBC	FSB Community Bankshares, Inc	NY	OTC BB	6.50	11.25	5.00	(12.16)	0.12	0.11	0.00	48.86	50.51	4.97	58.30
GOVB	Gouverneur Bancorp, Inc	NY	OTC BB	7.00	16.50	4.00	N/A	0.43	0.06	0.32	18.99	90.00	13.92	16.44
GCBC	Greene County Bancorp, Inc	NY	NASDAQ	14.50	19.00	9.50	37.96	N/A	0.11	0.68	14.56	147.84	12.92	14.57
HTWC	Hometown Bancorp, Inc	NY	OTC BB	5.20	10.05	3.06	20.93	0.20	0.07	0.02	24.99	62.49	7.77	26.25
LSBK	Lake Shore Bancorp, Inc	NY	NASDAQ	7.88	13.55	5.25	12.57	0.42	0.07	0.20	16.84	80.22	10.36	18.58
NECB	Northeast Community Bancorp, Inc	NY	NASDAQ	7.71	12.81	6.10	11.10	0.12	0.04	0.12	69.10	96.92	20.73	67.98
ONFC	Oneida Financial Corp	NY	NASDAQ	9.11	14.30	6.99	21.31	(0.07)	0.07	0.48	-123.97	136.42	12.98	(94.68)
PBHC	Pathfinder Bancorp, Inc	NY	NASDAQ	6.46	18.50	4.75	3.28	0.14	0.14	0.27	43.11	74.12	4.29	9.21
SCAY	Seneca-Cayuga Bancorp, Inc	NY	OTC BB	5.00	10.00	3.15	(13.79)	N/A	0.08	0.00	-314.73	65.59	5.80	82.26
CHEV	Cheviot Financial Corp	OH	NASDAQ	8.44	13.75	5.15	30.85	0.16	0.04	0.38	49.92	103.49	20.71	53.81
GVFF	Greenville Federal Financial Corp	OH	OTC BB	6.40	10.60	3.30	26.73	(2.01)	0.05	0.28	-1.94	48.14	7.37	(3.30)
TFSL	TFS Financial Corp	OH	NASDAQ	11.40	13.59	9.55	(11.63)	0.14	0.03	0.24	78.44	184.67	30.42	85.19
ALLB	Alliance Bancorp, Inc of Pennsylvania	PA	NASDAQ	8.75	41.00	7.01	16.67	0.16	0.06	0.18	53.56	120.47	13.38	47.13
BNCL	Beneficial Mutual Bancorp, Inc	PA	NASDAQ	9.06	12.65	8.35	(19.47)	0.08	0.05	0.00	114.00	127.32	18.86	123.81
EKFC	Eureka Financial Corp	PA	OTC BB	10.20	11.50	10.20	N/A	N/A	0.09	0.70	N/A	NA	N/A	(1.73)
FFCO	FedFirst Financial Corp	PA	NASDAQ	3.15	10.85	3.08	(26.40)	(0.36)	0.05	0.00	-9.55	53.15	6.21	(9.11)
FXCB	Fox Chase Bancorp, Inc	PA	NASDAQ	9.60	14.26	8.14	(12.73)	0.11	0.08	0.00	87.08	106.28	11.31	122.33
MLVF	Malvern Federal Bancorp, Inc.	PA	NASDAQ	9.75	11.01	7.50	5.98	N/A	0.11	0.15	N/A	85.96	8.48	37.47
NWSB	Northwest Bancorp, Inc	PA	NASDAQ	21.77	29.45	13.29	1.82	0.84	0.15	0.88	22.43	144.66	12.90	21.14
PBCP	Polonia Bancorp	PA	OTC BB	6.10	10.27	6.10	(30.29)	N/A	0.07	0.00	-66.01	100.86	10.74	(55.73)
PBIP	Prudential Bancorp, Inc of Pennsylvar	PA	NASDAQ	11.51	14.02	8.32	12.18	(0.18)	0.05	0.20	-64.93	223.59	23.70	174.11
WMPN	William Penn Bancorp, Inc	PA	OTC BB	13.50	14.00	11.75	(0.74)	N/A	0.08	0.00	N/A	101.75	15.74	19.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FSGB	First Federal of South Carolina, Feder	SC	Pink Sheet	21.00	N/A	14.00	(16.00)	N/A	NA	N/A	N/A	NA	N/A	N/A
VPFG	Viewpoint Financial Group	TX	NASDAQ	13.11	18.91	10.57	(18.32)	(0.36)	0.09	0.29	-41.84	191.76	16.59	(37.48)
SNFL	Sound Financial, Inc	WA	OTC BB	6.50	9.47	5.75	(8.71)	(0.02)	0.11	N/A	-379.63	76.57	6.01	(409.23)
GFCJ	Guaranty Financial Corp	WI	Pink Sheet	2.00	190.00	1.05	(90.00)	N/A	0.85	N/A	-1.14	21.51	1.87	N/A
WSBF	Waterstone Financial, Inc	WI	NASDAQ	5.22	18.90	1.84	55.82	(0.88)	0.06	0.00	-3.39	53.55	4.81	(6.09)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

	State	Exchange	PER SHARE Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL INSTITUTIONS													
AVERAGE			9.24	19.17	6.78	3.37	(0.02)	0.09	0.25	26.32	106.09	14.00	13.79
HIGH			34.64	190.00	28.35	233.33	1.12	0.85	2.11	530.67	307.83	37.42	221.52
LOW			0.31	4.50	0.15	(90.00)	(2.01)	0.02	0.00	(379.63)	5.12	0.20	(619.67)
AVERAGE FOR STATE													
OH			8.747	12.647	6.000	15.32	(0.57)	0.04	0.30	42.14	112.10	19.50	45.23
AVERAGE BY REGION													
MIDWEST			7.229	26.969	5.161	6.88	(0.44)	0.13	0.20	53.21	78.13	11.64	31.06
NORTH CENTRAL			14.747	27.305	12.650	(24.59)	0.89	0.07	2.11	42.95	246.31	31.88	14.05
NORTHEAST			8.662	14.526	6.313	4.08	0.01	0.08	0.18	34.80	106.69	13.23	18.73
SOUTHEAST			9.782	22.329	6.524	(3.85)	(0.10)	0.06	0.32	-15.02	99.66	15.42	9.18
SOUTHWEST			13.090	24.808	10.605	(1.93)	0.35	0.09	0.44	25.49	151.11	22.41	15.89
WEST			14.870	22.340	11.013	19.18	0.17	0.15	0.44	-115.02	99.67	9.44	-124.90
AVERAGE BY EXCHANGE													
NYSE			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
AMEX			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
NASDAQ			9.94	16.83	7.19	1.35	(0.04)	0.07	0.29	51.94	122.08	15.78	32.94
OTC-BB			8.49	16.75	6.27	15.93	0.11	0.09	0.21	(10.25)	84.06	11.50	(12.02)
PINK SHEETS			8.16	74.58	6.57	(38.21)	(0.88)	0.32	0.00	(3.27)	91.23	12.80	(3.63)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ASFE	AF Financial Group	NC	297,078	24,926	24,107	0.36	0.36	4.15	4.15	Pink Sheet	1,050,800	9,983
AJSB	AJS Bancorp, Inc	IL	240,414	27,442	27,442	(0.73)	(2.92)	(6.40)	(25.60)	OTC BB	2,023,507	29,341
ALMG	Alamogordo Financial Corp	NM	157,747	27,976	27,976	0.43	1.72	2.41	9.64	OTC BB	1,299,410	51,976
ALLB	Alliance Bancorp, Inc of Pennsylvania	PA	436,383	48,498	48,498	0.26	1.20	2.24	10.32	NASDAQ	6,846,676	58,430
ACFC	Atlantic Coast Federal Corp	GA	986,572	77,460	74,649	(1.15)	(4.80)	(13.18)	(55.12)	NASDAQ	13,444,436	28,502
ABBB	Auburn Bancorp, Inc	ME	73,108	5,817	5,817	(0.01)	(0.04)	(0.16)	(0.64)	OTC BB	503,284	4,957
BVFL	BV Financial, Inc	MD	161,645	16,486	12,238	(0.04)	(0.16)	(0.42)	(1.68)	OTC BB	2,386,245	7,517
BFFI	Ben Franklin Financial, Inc	IL	125,947	14,828	14,828	(0.45)	(1.80)	(3.53)	(14.12)	OTC BB	1,950,442	10,240
BNCL	Beneficial Mutual Bancorp, Inc	PA	4,185,811	620,244	486,579	0.17	0.64	1.05	3.92	NASDAQ	82,264,457	789,739
BFSB	Brooklyn Federal Bancorp, Inc	NY	525,833	87,349	87,349	1.08	5.24	6.42	30.96	NASDAQ	12,891,654	145,031
CFFN	Capitol Federal Financial	KS	8,319,292	922,634	922,634	0.81	3.24	7.32	29.28	NASDAQ	74,098,155	2,840,182
CHFN	Charter Financial Corp	GA	797,328	104,113	98,866	0.71	0.60	4.75	4.08	OTC BB	18,675,299	163,409
CHEV	Cheviot Financial Corp	OH	342,511	68,557	68,557	0.42	1.68	2.05	8.20	NASDAQ	8,868,706	70,950
CSBK	Clifton Savings Bancorp	NJ	1,001,520	173,577	173,577	0.52	2.07	2.83	11.33	NASDAQ	26,710,194	287,402
COBK	Colonial Bankshares, Inc	NJ	558,615	42,739	42,739	0.25	1.16	3.23	15.24	NASDAQ	4,422,521	32,152
DLNO	Delanco Bancorp, Inc	NJ	135,672	11,606	11,606	(0.84)	(3.36)	(9.02)	(36.08)	OTC BB	1,634,725	6,523
EBMT	Eagle Bancorp	MT	289,709	27,792	25,584	0.84	4.48	9.34	50.00	OTC BB	1,075,312	30,109
EQFC	Equitable Financial Corp	NE	212,999	21,941	21,941	(0.53)	(2.12)	(4.26)	(17.04)	OTC BB	3,173,523	N/A
EKFC	Eureka Financial Corp	PA	111,372	13,486	13,486	(7.32)	(29.28)	(51.72)	(206.88)	OTC BB	1,252,875	N/A
FSBC	FSB Community Bankshares, Inc	NY	202,734	19,966	19,966	0.10	0.40	0.99	3.96	OTC BB	1,785,000	10,085
FFCO	FedFirst Financial Corp	PA	345,710	40,393	39,313	(0.62)	(2.56)	(5.13)	(21.28)	NASDAQ	6,324,775	21,473
FSGB	First Federal of South Carolina, Federal Savings Ban	SC	120,772	10,102	9,942	0.00	0.00	0.05	0.05	Pink Sheet	1,012,755	21,268
FLTB	Flatbush Federal Bancorp, Inc	NY	157,326	15,092	15,092	0.32	1.27	3.08	12.31	OTC BB	2,736,907	9,743
FXCB	Fox Chase Bancorp, Inc	PA	1,169,631	124,511	123,718	0.16	0.48	1.20	3.52	NASDAQ	13,799,970	132,342
GTWN	Georgetown Bancorp, Inc	MA	201,191	17,317	17,317	0.18	0.72	2.05	8.20	OTC BB	2,638,387	10,554
GOVB	Gouverneur Bancorp, Inc	NY	134,609	20,821	20,821	0.74	2.96	4.77	19.12	OTC BB	2,299,384	18,740
GCBC	Greene County Bancorp, Inc	NY	460,536	40,264	40,264	0.96	3.84	10.83	43.32	NASDAQ	4,105,312	59,527
GVFF	Greenville Federal Financial Corp	OH	121,521	18,614	18,614	(3.60)	(14.40)	(21.18)	(84.72)	OTC BB	2,297,851	8,962
GFCJ	Guaranty Financial Corp	WI	1,593,868	138,893	130,880	(1.55)	0.00	(16.82)	0.00	Pink Sheet	1,867,431	29,879
HBOS	Heritage Financial Group	GA	470,985	62,132	61,132	(0.20)	(1.12)	(1.57)	(8.68)	NASDAQ	11,452,344	98,147
HFBL	Home Federal Bancorp, Inc	LA	154,766	31,310	31,310	0.35	1.40	1.66	6.64	OTC BB	3,377,600	22,799
HTWC	Hometown Bancorp, Inc	NY	152,620	18,990	18,990	0.32	1.28	2.43	9.72	OTC BB	2,326,939	11,867
ISBC	Investors Bancorp, Inc	NJ	8,136,432	819,283	797,451	(0.95)	2.24	(8.05)	19.16	NASDAQ	114,692,020	1,050,579

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
JXSB	Jacksonville Bancorp, Inc	IL	295,743	26,383	22,880	0.39	1.56	4.99	19.96	NASDAQ	1,920,817	18,478
KFED	K-Fed Bancorp	CA	881,196	91,995	87,879	0.56	2.32	5.12	21.24	NASDAQ	13,305,113	104,977
KRNY	Kearny Financial Corp	NJ	2,125,482	476,881	394,618	0.31	1.40	1.36	6.04	NASDAQ	69,530,300	795,427
KFFB	Kentucky First Federal Bancorp	KY	239,894	58,832	43,943	0.52	2.08	2.17	8.68	NASDAQ	7,872,134	80,847
LSBK	Lake Shore Bancorp, Inc	NY	418,441	54,050	54,050	0.64	2.68	4.64	19.56	NASDAQ	6,194,814	43,364
LPSB	Laporte Bancorp. Inc	IN	391,245	47,217	37,301	0.01	0.68	0.05	5.32	NASDAQ	4,488,163	22,710
LPBC	Lincoln Park Bancorp	NJ	138,229	13,210	13,210	0.03	0.16	0.31	1.40	OTC BB	1,803,245	5,861
MSBF	MSB Financial Corporation	NJ	352,252	41,000	41,000	0.07	0.28	0.50	2.00	NASDAQ	5,367,021	48,303
MGYR	Magyar Bancorp, Inc	NJ	557,629	40,188	40,188	(1.75)	(7.68)	(20.16)	(88.12)	NASDAQ	5,767,434	29,875
MSFN	Mainstreet Financial Corp	MI	112,917	4,577	3,957	(1.80)	(7.20)	(35.02)	(140.08)	OTC BB	756,068	234
MLVF	Malvern Federal Bancorp, Inc.	PA	707,318	69,777	69,777	0.26	1.00	2.59	10.24	NASDAQ	6,152,500	59,987
EBSB	Meridian Interstate Bancorp	MA	1,185,192	192,753	192,753	0.03	(0.40)	0.14	(2.24)	NASDAQ	22,129,098	164,862
MSVB	Mid-Southern Savings Bank, Federal Savings Bank	IN	176,857	18,657	18,657	0.70	0.70	6.72	6.72	OTC BB	1,467,360	16,875
MDNB	Minden Bancorp, Inc	LA	125,863	20,743	20,743	0.98	3.92	5.83	23.32	OTC BB	1,374,593	31,959
MFDB	Mutual Federal Bancorp, Inc	IL	69,883	23,404	23,404	(2.33)	(8.00)	(6.72)	(23.12)	OTC BB	3,334,273	25,674
NVSL	Naugatuck Valley Financial	CT	537,218	47,892	47,892	(0.15)	1.08	(1.62)	11.96	NASDAQ	7,026,813	40,966
NECB	Northeast Community Bancorp, Inc	NY	517,374	110,657	108,728	0.36	1.44	1.36	5.44	NASDAQ	13,225,000	107,255
NFBK	Northfield Bancorp, Inc.	NJ	1,878,696	390,213	374,054	0.70	2.92	3.03	12.68	NASDAQ	44,867,361	521,359
NWSB	Northwest Bancorp, Inc	PA	7,092,291	632,535	447,530	0.59	2.88	6.53	32.04	NASDAQ	48,516,887	915,028
OSHC	Ocean Shore Holding Company	NJ	724,246	65,859	65,859	0.40	2.76	4.14	28.52	NASDAQ	8,323,374	66,254
ONFC	Oneida Financial Corp	NY	557,513	53,062	28,017	(0.10)	(0.56)	(1.02)	(5.40)	NASDAQ	7,825,942	72,390
ORIT	Oritani Financial Corp	NJ	1,913,521	240,098	240,098	0.36	1.76	2.14	10.60	NASDAQ	37,133,684	509,103
OTTW	Ottawa Savings Bancorp, Inc	IL	204,271	21,936	21,777	0.06	0.20	0.58	2.00	OTC BB	2,123,017	20,169
PSBH	PSB Holdings, Inc	CT	477,092	35,804	28,190	(0.08)	(0.40)	(0.89)	(4.32)	NASDAQ	6,530,509	27,036
PBHC	Pathfinder Bancorp, Inc	NY	347,224	20,114	16,274	0.10	2.00	1.69	34.12	NASDAQ	2,484,832	14,909
PBCP	Polonia Bancorp	PA	220,733	23,505	23,505	(0.16)	(0.64)	(1.47)	(5.88)	OTC BB	3,161,060	23,708
PBIP	Prudential Bancorp, Inc of Pennsylvania	PA	514,730	54,572	54,572	(0.36)	0.54	(2.59)	3.89	NASDAQ	10,331,866	122,019
RCKB	Rockville Financial, Inc	CT	1,540,471	150,063	148,993	0.03	2.39	0.25	23.23	NASDAQ	19,555,655	214,134
ROMA	Roma Financial Corp	NJ	1,240,000	212,423	212,423	0.35	1.38	1.71	6.84	NASDAQ	30,932,653	394,082
SFBI	SFSB, Inc	MD	183,847	18,837	18,837	(1.33)	(5.32)	(11.30)	(45.20)	Pink Sheet	2,672,652	12,695
SIFI	SI Financial Group, Inc	CT	872,705	75,473	71,200	(0.51)	(2.20)	(5.71)	(24.80)	NASDAQ	11,789,202	50,104
SCAY	Seneca-Cayuga Bancorp, Inc	NY	191,162	16,918	16,569	(0.02)	0.32	(0.19)	3.16	OTC BB	2,336,300	11,097
SNFL	Sound Financial, Inc	WA	324,870	25,528	24,391	(0.02)	(0.08)	(0.18)	(0.72)	OTC BB	2,896,091	19,549

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
SUGR	Sugar Creek Financial Corp	IL	91,920	9,306	9,306	0.26	1.04	2.49	9.96	OTC BB	900,107	6,526
TFSL	TFS Financial Corp	OH	10,783,140	1,776,744	1,740,141	0.39	1.56	2.19	8.76	NASDAQ	308,957,900	3,281,133
UCBA	United Community Bancorp	IN	401,579	55,079	55,079	0.19	0.76	1.31	5.24	NASDAQ	7,867,974	54,682
VPFG	Viewpoint Financial Group	TX	2,288,040	197,991	195,919	(0.43)	(1.72)	(4.39)	(17.57)	NASDAQ	24,929,157	379,671
WAKE	Wake Forest Bancshares, Inc	NC	108,296	20,966	20,966	1.20	4.80	6.33	25.32	OTC BB	1,157,628	20,027
WSBF	Waterstone Financial, Inc	WI	1,927,683	173,305	173,305	(1.43)	(5.71)	(14.27)	(57.10)	NASDAQ	31,249,897	92,812
WAWL	Wawel Savings Bank	NJ	95,524	17,037	17,037	0.67	0.67	3.68	3.68	OTC BB	2,144,701	14,198
WCFB	Webster City Federal Bancorp	IA	92,043	14,755	14,755	(0.06)	(0.06)	(0.41)	(0.41)	Pink Sheet	3,207,715	27,266
WMPN	William Penn Bancorp, Inc	PA	300,634	46,518	46,518	0.78	3.64	5.43	25.16	OTC BB	3,641,018	47,333

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ALL THRIFTS											
AVERAGE		1,007,830	125,360	117,594	0.08	0.26	0.61	1.93		16,433,878	199,827
MEDIAN		347,224	40,393	39,313	0.16	0.68	1.20	5.24		4,422,521	31,959
HIGH		10,783,140	1,776,744	1,740,141	1.20	5.24	10.83	50.00		308,957,900	3,281,133
LOW		69,883	4,577	3,957	(7.32)	(29.28)	(51.72)	(206.88)		503,284	234
AVERAGE FOR STATE											
OH		3,749,057	621,305	609,104	(0.93)	(3.72)	(5.65)	(22.59)		106,708,152	1,120,348
AVERAGE BY REGION											
MIDWEST		1,125,300	161,663	157,742	(0.63)	(2.12)	(5.57)	(18.57)		25,338,234	245,911
NORTH CENTRAL		2,874,778	319,777	319,777	0.07	0.35	0.88	3.94		26,826,464	1,433,724
NORTHEAST		1,036,458	126,843	115,016	(0.05)	0.14	(0.66)	0.88		16,195,277	173,695
SOUTHEAST		374,046	43,762	40,520	0.01	(0.40)	(1.00)	(7.60)		6,636,033	49,155
SOUTHWEST		681,604	681,604	68,987	0.33	1.33	1.38	5.51		7,745,190	121,601
WEST		498,592	48,438	45,951	0.46	2.24	4.76	23.51		5,758,839	51,545
AVERAGE BY EXCHANGE											
NYSE		NA	NA	NA	NA	NA	NA	NA		NA	NA
AMEX		NA	NA	NA	NA	NA	NA	NA		NA	NA
NASDAQ		1,692,694	212,965	198,978	0.08	0.70	0.11	4.17		28,604,933	346,156
OTC		186,396	22,530	22,064	(0.31)	(1.32)	(2.58)	(11.07)		2,617,738	22,858
PINK SHEETS		457,522	41,503	39,704	(0.51)	(1.00)	(4.87)	(8.28)		1,962,271	20,218

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:

Regions: Midwest, North Central, Northeast, Southeast
Asset size: <= $600,000,000
IPO Date: <= 09/30/08

			IPO Date	Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	VERSAILLES SAVINGS & LOAN CO.	**OH**	-	**40,788**	**10.37**	**2.76**	**66.12**	**84.41**	**87.17**	**18.39**	**18.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 600,000	< 30.00	< 30.00	< 70.00	50.00 - 90.00	70.00 - 92.00	< 30.00	6.00 - 20.00
IFSB	Independence Federal Savings Bank	DC	06/06/1985	184,266	17.93	5.77	44.65	72.84	78.61	5.43	4.88
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	10.38	0.16	33.26	85.58	85.73	7.76	9.46
PFED	Park Bancorp, Inc	IL	08/12/1996	224,588	23.98	4.04	43.73	61.82	65.86	20.36	11.52
FFNM	First Federal of N. Michigan Bancorp, Inc	MI	04/04/2005	240,506	10.40	6.02	45.21	75.89	81.91	16.87	12.29
CMSB	CMS Bancorp, Inc	NY	04/04/2007	241,129	16.40	9.57	66.12	71.86	81.44	14.42	8.88
FBSI	First Bancshares, Inc	MO	12/22/1993	243,325	18.74	16.98	30.73	58.07	75.05	14.35	10.20
CFBK	Central Federal Corp	OH	12/30/1998	288,402	5.10	7.84	19.66	82.42	90.26	13.56	11.11
FFHS	First Franklin Corp	OH	01/26/1988	310,538	7.01	2.56	61.64	85.41	87.97	13.51	7.73
ROME	Rome Bancorp, Inc	NY	10/06/1999	336,663	7.67	0.00	54.78	85.88	85.88	16.34	17.69
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	14.70	25.63	15.19	54.84	80.47	19.92	19.91
LSBI	LSB Financial Corp	IN	02/03/1995	375,534	8.78	0.96	38.27	85.54	86.50	15.31	9.14
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	9.80	3.18	16.58	79.00	82.18	15.36	11.26
RIVR	River Valley Bancorp	IN	12/20/1996	387,633	18.67	5.26	31.69	70.85	76.11	23.53	6.22
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	10.50	22.07	35.21	62.26	84.32	14.16	8.65
WVFC	WVS Financial Corp	PA	11/29/1993	419,434	13.39	18.09	5.74	53.86	71.95	26.95	7.42
NFSB	Newport Bancorp, Inc	RI	07/06/2006	449,041	4.78	11.22	47.55	77.72	88.94	30.22	11.64
FCAP	First Capital, Inc	IN	12/31/1998	449,344	15.24	7.31	40.86	71.37	78.68	10.43	10.37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:

Regions: Midwest, North Central, Northeast, Southeast
Asset size: <= $600,000,000
IPO Date: <= 09/30/08

			IPO Date	Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	VERSAILLES SAVINGS & LOAN CO.	**OH**	-	**40,788**	**10.37**	**2.76**	**66.12**	**84.41**	**87.17**	**18.39**	**18.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 600,000	< 30.00	< 30.00	< 70.00	50.00 - 90.00	70.00 - 92.00	< 30.00	6.00 - 20.00
WSB	WSB Holdings, Inc	MD	08/03/1988	457,890	12.80	23.64	19.45	55.78	79.42	31.23	11.87
FFFD	North Central Bancshares, Inc	IA	03/21/1996	460,852	3.69	4.96	47.38	85.37	90.32	16.67	10.20
ASBI	Ameriana Bancorp	IN	03/19/1990	489,436	9.11	10.84	34.78	68.68	79.52	15.17	6.76
FFSX	First Federal Bankshares, Inc	IA	04/15/1999	503,539	17.54	5.29	20.54	66.46	71.76	20.12	0.64
ESBK	Elmira Savings Bank	NY	03/01/1985	515,800	9.20	14.73	30.36	61.20	75.93	16.99	10.18
FKFS	First Keystone Financial, Inc	PA	01/25/1995	525,376	12.54	23.78	37.97	57.60	81.37	24.85	6.22
CFFC	Community Financial Corp	VA	03/30/1988	531,396	2.52	0.00	34.20	92.22	92.22	20.72	8.83
CBNK	Chicopee Bancorp, Inc	MA	07/20/2006	539,465	16.46	1.19	35.81	76.86	78.05	13.17	17.46
CZWI	Citizens Community Bancorp, Inc	WI	03/30/2004	546,694	6.99	10.41	40.34	77.67	88.07	22.10	10.21
FCFL	First Community Bank Corp of America	FL	05/16/2003	555,462	13.21	6.49	27.84	74.66	81.15	7.20	7.92
CEBK	Central Bancorp, Inc	MA	10/24/1986	560,108	8.38	5.06	34.62	81.89	86.95	27.66	7.46
HBNK	Hampden Bancorp, Inc	MA	01/16/2007	567,656	9.32	18.44	32.60	68.27	86.71	14.67	17.03
PBCI	Pamrapo Bancorp, Inc	NJ	11/14/1989	575,504	5.02	19.43	47.37	73.41	92.84	10.77	8.76
BCSB	BCSB Bancorp, Inc	MD	07/08/1998	587,076	9.52	15.82	37.91	67.94	83.76	2.90	10.15

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, North Central, Northeast, Southeast
- Asset size: <= $500,000,000
- IPO Date: <= 09/30/08

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	VERSAILLES SAVINGS & LOAN CO.		**-**	**40,788**	**0.61**	**3.26**	**2.92**	**1.91**	**0.01**	**0.65**	**0.00**	**0.65**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 600,000	< 0.80	< 10.00	1.50 - 4.00	1.50 - 3.50	< 1.00	< 1.50	< 1.00	> 0.40
IFSB	Independence Federal Savings Bank	DC	06/06/1985	184,266	-0.94	-16.31	2.87	3.89	0.56	6.46	2.03	1.15
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	0.58	5.87	3.95	2.70	0.40	0.57	0.06	0.78
PFED	Park Bancorp, Inc	IL	08/12/1996	224,588	-0.56	-4.30	2.72	3.34	0.26	3.21	0.71	0.64
FFNM	First Federal of N. Michigan Bancorp, Inc.	MI	04/04/2005	240,506	-1.30	-10.07	2.91	3.56	0.67	4.96	1.52	1.41
CMSB	CMS Bancorp, Inc	NY	04/04/2007	241,129	-0.47	-3.69	3.24	3.90	0.18	0.00	0.00	0.32
FBSI	First Bancshares, Inc	MO	12/22/1993	243,325	0.15	1.34	3.30	3.49	1.18	3.32	0.93	4.43
CFBK	Central Federal Corp	OH	12/30/1998	288,402	0.25	2.55	3.35	2.79	0.32	1.48	0.00	1.70
FFHS	First Franklin Corp	OH	01/26/1988	310,538	-0.46	-5.91	2.03	2.37	0.56	3.16	0.79	1.34
ROME	Rome Bancorp, Inc	NY	10/06/1999	336,663	0.94	4.74	4.39	3.18	0.67	0.48	0.06	0.72
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	0.79	3.23	3.60	3.26	0.78	0.25	0.02	1.31
LSBI	LSB Financial Corp	IN	02/03/1995	375,534	0.48	5.08	2.97	2.58	0.80	3.28	0.39	1.26
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	0.54	4.02	3.47	2.48	0.59	1.11	0.99	0.93
RIVR	River Valley Bancorp	IN	12/20/1996	387,633	0.69	9.58	2.81	2.34	0.88	2.60	0.05	1.68
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	0.48	5.81	3.21	2.56	0.43	1.31	0.23	0.96
WVFC	WVS Financial Corp	PA	11/29/1993	419,434	0.67	9.14	1.73	1.88	0.14	0.36	0.00	1.65
NFSB	Newport Bancorp, Inc	RI	07/06/2006	449,041	-0.10	-0.68	3.32	3.29	0.58	0.00	0.00	0.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, North Central, Northeast, Southeast
- Asset size: <= $500,000,000
- IPO Date: <= 09/30/08

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	VERSAILLES SAVINGS & LOAN CO.		**-**	**40,788**	**0.61**	**3.26**	**2.92**	**1.91**	**0.01**	**0.65**	**0.00**	**0.65**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 600,000	< 0.80	< 10.00	1.50 - 4.00	1.50 - 3.50	< 1.00	< 1.50	< 1.00	> 0.40
FCAP	First Capital, Inc	IN	12/31/1998	449,344	0.79	7.65	3.55	2.62	0.79	2.53	0.20	1.35
WSB	WSB Holdings, Inc	MD	08/03/1988	457,890	-0.03	-0.24	2.68	2.76	0.56	6.31	1.09	1.81
FFFD	North Central Bancshares, Inc	IA	03/21/1996	460,852	0.26	3.08	2.84	2.84	1.46	2.62	0.28	1.43
ASBI	Ameriana Bancorp	IN	03/19/1990	489,436	0.15	2.03	2.95	3.20	0.82	2.12	1.16	1.07
FFSX	First Federal Bankshares, Inc	IA	04/15/1999	503,539	-1.83	-44.87	3.40	3.93	1.19	5.81	1.48	1.74
ESBK	Elmira Savings Bank	NY	03/01/1985	515,800	N/A	NA	3.86	3.01	1.04	0.67	0.01	1.04
FKFS	First Keystone Financial, Inc	PA	01/25/1995	525,376	0.05	0.69	2.22	2.44	0.56	0.61	0.00	1.14
CFFC	Community Financial Corp	VA	03/30/1988	531,396	0.34	4.19	3.39	2.70	0.69	2.94	0.49	1.22
CBNK	Chicopee Bancorp, Inc	MA	07/20/2006	539,465	0.01	0.06	3.06	3.19	0.46	0.55	0.04	0.83
CZWI	Citizens Community Bancorp, Inc	WI	03/30/2004	546,694	0.34	2.00	3.02	2.58	0.40	0.91	0.05	0.40
FCFL	First Community Bank Corp of America	FL	05/16/2003	555,462	-0.78	-9.74	3.42	2.83	0.41	8.44	0.52	1.86
CEBK	Central Bancorp, Inc	MA	10/24/1986	560,108	0.03	0.44	2.96	2.73	0.32	1.49	0.55	0.67
HBNK	Hampden Bancorp, Inc	MA	01/16/2007	567,656	0.09	0.51	3.06	2.94	0.47	0.93	0.24	0.96
PBCI	Pamrapo Bancorp, Inc	NJ	11/14/1989	575,504	0.40	4.22	3.28	2.66	0.39	3.50	0.07	1.40
BCSB	BCSB Bancorp, Inc	MD	07/08/1998	587,076	0.15	2.08	2.61	2.50	0.34	0.41	0.11	0.86

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	VERSAILLES SAVINGS & LOAN CO.	**OH**	**-**	**40,788**	**10.37**	**2.76**	**66.12**	**84.41**	**87.17**	**18.39**	**18.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 500,000	< 30.00	< 30.00	< 70.00	50.00 - 90.00	70.00 - 92.00	< 30.00	6.00 - 22.00
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	10.38	0.16	33.26	85.58	85.73	7.76	9.46
CFBK	Central Federal Corp	OH	12/30/1998	288,402	5.10	7.84	19.66	82.42	90.26	13.56	11.11
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	14.70	25.63	15.19	54.84	80.47	19.92	19.91
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	9.80	3.18	16.58	79.00	82.18	15.36	11.26
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	10.50	22.07	35.21	62.26	84.32	14.16	8.65
WVFC	WVS Financial Corp	PA	11/29/1993	419,434	13.39	18.09	15.74	53.86	71.95	26.95	7.42
FKFS	First Keystone Financial, Inc	PA	01/25/1995	525,376	12.54	23.78	37.97	57.60	81.37	24.85	6.22
CZWI	Citizens Community Bancorp, Inc	WI	03/30/2004	546,694	6.99	10.41	40.34	77.67	88.07	22.10	10.21
CEBK	Central Bancorp, Inc	MA	10/24/1986	560,108	8.38	5.06	34.62	81.89	86.95	27.66	7.46
BCSB	BCSB Bancorp, Inc	MD	07/08/1998	587,076	9.52	15.82	37.91	67.94	83.76	2.90	10.15
		AVERAGE		425,471	10.13	13.20	28.65	70.30	83.51	17.52	10.19
		MEDIAN		411,757	10.09	13.11	33.94	72.81	84.04	17.64	9.80
		HIGH		587,076	14.70	25.63	40.34	85.58	90.26	27.66	19.91
		LOW		189,014	5.10	0.16	15.19	53.86	71.95	2.90	6.22

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 41

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	VERSAILLES SAVINGS & LOAN CO.		**-**	**40,788**	**0.61**	**3.26**	**2.92**	**1.91**	**0.01**	**0.65**	**0.00**	**0.65**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 600,000	< 0.80	< 10.00	1.50 - 4.00	1.50 - 3.50	< 1.00	< 1.50	< 1.00	> 0.40
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	0.58	5.87	3.95	2.70	0.40	0.57	0.06	0.78
CFBK	Central Federal Corp	OH	12/30/1998	288,402	0.25	2.55	3.35	2.79	0.32	1.48	0.00	1.70
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	0.79	3.23	3.60	3.26	0.78	0.25	0.02	1.31
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	0.54	4.02	3.47	2.48	0.59	1.11	0.99	0.93
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	0.48	5.81	3.21	2.56	0.43	1.31	0.23	0.96
WVFC	WVS Financial Corp	PA	11/29/1993	419,434	0.67	9.14	1.73	1.88	0.14	0.36	0.00	1.65
FKFS	First Keystone Financial, Inc	PA	01/25/1995	525,376	0.05	0.69	2.22	2.44	0.56	0.61	0.00	1.14
CZWI	Citizens Community Bancorp, Inc	WI	03/30/2004	546,694	0.34	2.00	3.02	2.58	0.40	0.91	0.05	0.40
CEBK	Central Bancorp, Inc	MA	10/24/1986	560,108	0.03	0.44	2.96	2.73	0.32	1.49	0.55	0.67
BCSB	BCSB Bancorp, Inc	MD	07/08/1998	587,076	0.15	2.08	2.61	2.50	0.34	0.41	0.11	0.86
			AVERAGE	425,471	0.39	3.58	3.01	2.59	0.43	0.85	0.20	1.04
			MEDIAN	411,757	0.41	2.89	3.12	2.57	0.40	0.76	0.06	0.95
			HIGH	587,076	0.79	9.14	3.95	3.26	0.78	1.49	0.99	1.70
			LOW	189,014	0.03	0.44	1.73	1.88	0.14	0.25	0.00	0.40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	VERSAILLES SAVINGS AND LOAN COMPANY	**Versailles**	**OH**	**1**	**-**	**-**	**40,788**	**39,053**	**34,428**	**0**	**24,585**	**7,379**
COMPARABLE GROUP												
BCSB	BCSB Bancorp, Inc	Baltimore	MD	20	NASDAQ	07/08/1998	587,076	542,793	398,881	2,413	503,370	59,562
CEBK	Central Bancorp, Inc	Somerville	MA	12	NASDAQ	10/24/1986	560,108	533,959	458,646	2,232	359,745	41,789
CFBK	Central Federal Corp	Fairlawn	OH	5	NASDAQ	12/30/1998	288,402	266,507	237,702	105	214,918	32,050
CZWI	Citizens Community Bancorp, Inc	Eau Claire	WI	9	NASDAQ	03/30/2004	546,694	498,049	424,610	6,908	365,897	55,837
FFDF	FFD Financial Corp	Dover	OH	6	NASDAQ	04/03/1996	189,014	20,224	161,749	581	153,627	17,885
FABK	First Advantage Bancorp	Clarksville	TN	5	NASDAQ	11/30/2007	350,285	316,953	192,085	0	208,208	69,754
FKFS	First Keystone Financial, Inc	Media	PA	9	NASDAQ	01/25/1995	525,376	494,490	302,607	335	353,749	32,702
LBCP	Liberty Bancorp, Inc	Liberty	MO	4	NASDAQ	07/24/2006	384,243	349,741	303,560	2,150	279,576	43,260
WAYN	Wayne Savings Bancshares, Inc	Wooster	OH	10	NASDAQ	01/09/2003	404,079	377,701	251,562	2,433	308,013	34,963
WVFC	WVS Financial Corp	Pittsburgh	PA	7	NASDAQ	11/29/1993	419,434	299,825	58,148	0	146,315	31,123
	Average			8.7			425,471	370,024	278,955	1,716	289,342	41,893
	Median			8.0			411,757	363,721	277,085	1,366	293,795	38,376
	High			20.0			587,076	542,793	458,646	6,908	503,370	69,754
	Low			4.0			189,014	20,224	58,148	0	146,315	17,885

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	As a Percent of Total Assets Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Other Assets (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT												
VERSAILLES SAVINGS AND LOAN COMPA	**40,788**	**10.37**	**2.76**	**84.41**	**0.65**	**0.00**	**0.00**	**2.47**	**0.65**	**95.75**	**78.66**	**0.00**
COMPARABLE GROUP												
BCSB BCSB Bancorp, Inc	587,076	9.52	15.82	67.94	0.86	0.11	0.41	4.62	0.41	93.52	84.97	0.00
CEBK Central Bancorp, Inc	560,108	8.38	5.06	81.89	0.67	0.55	0.40	3.83	1.49	97.57	83.50	0.00
CFBK Central Federal Corp	288,402	5.10	7.84	82.42	1.70	0.00	0.03	4.94	1.48	92.24	82.74	0.03
CZWI Citizens Community Bancorp, Inc	546,694	6.99	10.41	77.67	0.40	0.05	1.25	2.30	0.91	85.63	80.75	0.00
FFDF FFD Financial Corp	189,014	10.38	0.16	85.58	0.78	0.06	0.31	3.99	0.57	97.56	84.23	0.00
FABK First Advantage Bancorp	350,285	14.70	25.63	54.84	1.31	0.02	0.00	4.06	0.25	91.40	72.65	0.00
FKFS First Keystone Financial, Inc	525,376	12.54	23.78	57.60	1.14	0.00	0.06	5.28	0.61	94.00	88.95	0.00
LBCP Liberty Bancorp, Inc	384,243	9.80	3.18	79.00	0.93	0.99	0.55	4.19	1.11	87.08	85.11	0.00
WAYN Wayne Savings Bancshares, Inc	404,079	10.50	22.07	62.26	0.96	0.23	0.54	2.52	1.31	95.12	77.36	0.00
WVFC WVS Financial Corp	419,434	13.39	18.09	53.86	1.65	0.00	0.00	3.43	0.36	97.63	94.43	0.00
Average	425,471	10.13	13.20	70.30	1.04	0.20	0.35	3.92	0.85	93.18	83.47	0.00
Median	411,757	10.09	13.11	72.81	0.95	0.06	0.35	4.03	0.76	93.76	83.86	0.00
High	587,076	14.70	25.63	85.58	1.70	0.99	1.25	5.28	1.49	97.63	94.43	0.03
Low	189,014	5.10	0.16	53.86	0.40	0.00	0.00	2.30	0.25	85.63	72.65	0.00
ALL THRIFTS (185)												
Average	2,383,160	11.27	11.23	70.66	1.48	0.61	0.79	4.08	2.87	81.47	68.14	0.06
MIDWEST THRIFTS (54)												
Average	1,273,205	12.49	7.81	71.63	1.56	0.66	0.54	4.93	3.54	78.98	62.56	0.15
OHIO THRIFTS (16)												
Average	1,751,797	11.69	6.06	75.81	1.88	0.86	0.49	4.22	3.82	72.57	59.21	0.15

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT													
	VERSAILLES SAVINGS AND LOAN COMPAN	**33,410**	**7,379**	**60.28**	**18.39**	**3.25**	**-**	**(1.01)**	**19.10**	**18.09**	**19.10**	**19.10**	**32.70**
COMPARABLE GROUP													
BCSB	BCSB Bancorp, Inc	527,514	59,562	85.74	2.90	1.22	10.92	(0.56)	2.41	10.15	9.78	16.74	17.48
CEBK	Central Bancorp, Inc	518,319	41,789	64.23	27.66	0.39	7.18	(0.16)	5.97	7.46	7.09	12.30	13.14
CFBK	Central Federal Corp	256,352	32,050	74.52	13.56	0.79	9.13	0.17	0.02	11.11	11.08	10.20	11.10
CZWI	Citizens Community Bancorp, Inc	490,857	55,837	66.93	22.10	0.76	9.09	(1.10)	1.46	10.21	9.08	8.30	8.50
FFDF	FFD Financial Corp	171,129	17,885	81.28	7.76	1.50	9.59	0.00	6.15	9.46	9.46	9.60	13.00
FABK	First Advantage Bancorp	280,531	69,754	59.44	19.92	0.72	19.91	0.43	6.79	19.91	19.91	17.28	18.31
FKFS	First Keystone Financial, Inc	492,674	32,702	67.33	24.85	1.01	8.12	(0.22)	5.38	6.22	6.22	12.64	13.56
LBCP	Liberty Bancorp, Inc	340,983	43,260	72.76	15.36	0.43	10.51	0.12	5.63	11.26	10.77	11.70	12.60
WAYN	Wayne Savings Bancshares, Inc	369,116	34,963	76.23	14.16	0.96	8.27	0.21	3.24	8.65	8.16	11.75	12.40
WVFC	WVS Financial Corp	388,311	31,123	64.88	26.95	1.92	7.14	0.00	6.33	7.42	7.42	6.71	17.40
	Average	383,579	41,893	71.33	17.52	0.97	9.99	(0.11)	4.34	10.19	9.90	11.72	13.75
	Median	378,714	38,376	70.05	17.64	0.87	9.11	0.00	5.51	9.80	9.27	11.73	13.07
	High	527,514	69,754	85.74	27.66	1.92	19.91	0.43	6.79	19.91	19.91	17.28	18.31
	Low	171,129	17,885	59.44	2.90	0.39	7.14	(1.10)	0.02	6.22	6.22	6.71	8.50
ALL THRIFTS (185)													
	Average	2,155,868	225,959	70.38	18.04	1.27	9.75	(0.18)	5.07	10.37	9.45	9.52	15.14
MIDWEST THRIFTS (54)													
	Average	1,182,956	90,297	72.38	16.16	1.86	9.61	(0.10)	5.31	9.90	9.54	9.42	15.51
OHIO THRIFTS (16)													
	Average	1,635,257	116,531	73.76	17.13	0.92	8.32	0.03	3.78	8.79	8.46	8.40	13.84

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 45

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	VERSAILLES SAVINGS AND LOAN COMPA	**2,058**	**931**	**1,127**	**110**	**(54)**	**(49)**	**761**	**207**	**69**	**138**	**241**
COMPARABLE GROUP												
BCSB	BCSB Bancorp, Inc	34,137	19,329	14,808	360	0	2,047	15,266	1,229	335	894	894
CEBK	Central Bancorp, Inc	30,291	14,429	15,862	2,125	(402)	1,751	15,159	(9,467)	(3,262)	(6,205)	162
CFBK	Central Federal Corp	16,637	7,935	8,702	917	54	894	7,749	984	261	723	688
CZWI	Citizens Community Bancorp, Inc	26,734	14,139	12,595	721	0	1,709	11,101	2,482	1,008	1,474	1,474
FFDF	FFD Financial Corp	10,473	4,196	6,277	444	0	742	4,956	1,619	562	1,057	1,057
FABK	First Advantage Bancorp	17,285	6,602	10,683	685	(2,656)	2,437	10,145	(13,943)	(5,848)	(8,095)	2,456
FKFS	First Keystone Financial, Inc	26,377	15,976	10,401	296	(1,920)	2,843	12,307	(1,279)	(271)	(1,008)	240
LBCP	Liberty Bancorp, Inc	20,157	9,384	10,772	1,881	135	1,989	8,387	2,628	706	1,922	1,834
WAYN	Wayne Savings Bancshares, Inc	21,472	9,321	12,151	1,068	50	1,733	10,281	2,409	546	1,863	1,945
WVFC	WVS Financial Corp	17,438	10,311	7,127	(294)	0	604	3,795	4,230	1,352	2,878	2,878
	Average	22,100	11,162	10,938	820	(474)	1,675	9,915	(911)	(461)	(450)	1,363
	Median	20,815	9,848	10,728	703	0	1,742	10,213	1,424	441	976	1,266
	High	34,137	19,329	15,862	2,125	135	2,843	15,266	4,230	1,352	2,878	2,878
	Low	10,473	4,196	6,277	(294)	(2,656)	604	3,795	(13,943)	(5,848)	(8,095)	162
ALL THRIFTS (185)												
	Average	119,115	66,120	53,059	27,470	(813)	18,189	47,292	(13,547)	(68)	(10,183)	(3,740)
MIDWEST THRIFTS (54)												
	Average	62,718	36,690	26,230	31,523	(789)	10,925	30,680	(33,232)	(7,941)	(25,287)	(19,965)
OHIO THRIFTS (16)												
	Average	87,918	51,405	37,218	65,464	1,339	15,201	40,386	(62,786)	(13,559)	(49,202)	(49,202)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

AS A PERCENTAGE OF AVERAGE ASSETS

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	VERSAILLES SAVINGS AND LOAN COMPA	**5.17**	**2.34**	**2.83**	**0.28**	**(0.13)**	**(0.12)**	**1.91**	**0.52**	**0.17**	**0.35**	**0.61**
COMPARABLE GROUP												
BCSB	BCSB Bancorp, Inc	5.60	3.17	2.43	0.06	0.00	0.34	2.50	0.20	0.05	0.15	0.15
CEBK	Central Bancorp, Inc	5.46	2.60	2.86	0.38	(0.07)	0.32	2.73	(1.71)	(0.59)	(1.12)	0.03
CFBK	Central Federal Corp	6.00	2.86	3.14	0.33	0.02	0.32	2.79	0.35	0.09	0.26	0.25
CZWI	Citizens Community Bancorp, Inc	6.20	3.28	2.92	0.17	0.00	0.40	2.58	0.58	0.23	0.34	0.34
FFDF	FFD Financial Corp	5.71	2.29	3.42	0.24	0.00	0.40	2.70	0.88	0.31	0.58	0.58
FABK	First Advantage Bancorp	5.55	2.12	3.43	0.22	(0.85)	0.78	3.26	(4.48)	(1.88)	(2.60)	0.79
FKFS	First Keystone Financial, Inc	5.23	3.17	2.06	0.06	(0.38)	0.56	2.44	(0.25)	(0.05)	(0.20)	0.05
LBCP	Liberty Bancorp, Inc	5.96	2.78	3.19	0.56	0.04	0.59	2.48	0.78	0.21	0.57	0.54
WAYN	Wayne Savings Bancshares, Inc	5.35	2.32	3.03	0.27	0.01	0.43	2.56	0.60	0.14	0.46	0.48
WVFC	WVS Financial Corp	4.05	2.40	1.66	(0.07)	0.00	0.14	0.88	0.98	0.31	0.67	0.67
	Average	5.51	2.70	2.81	0.22	(0.12)	0.43	2.49	(0.21)	(0.12)	(0.09)	0.39
	Median	5.58	2.69	2.97	0.23	0.00	0.40	2.57	0.47	0.12	0.30	0.41
	High	6.20	3.28	3.43	0.56	0.04	0.78	3.26	0.98	0.31	0.67	0.79
	Low	4.05	2.12	1.66	(0.07)	(0.85)	0.14	0.88	(4.48)	(1.88)	(2.60)	0.03
ALL THRIFTS (185)												
	Average	5.63	2.73	2.90	0.61	(0.04)	0.67	2.70	(0.14)	0.06	(0.17)	0.07
MIDWEST THRIFTS (54)												
	Average	5.64	2.78	2.85	0.78	0.01	0.63	2.75	(0.39)	(0.03)	(0.38)	(0.16)
OHIO THRIFTS (16)												
	Average	5.63	2.83	2.81	1.11	0.01	0.47	2.47	(0.66)	0.07	(0.80)	(0.80)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	VERSAILLES SAVINGS AND LOAN COMPAN	**5.33**	**2.97**	**2.35**	**2.92**	**0.35**	**0.61**	**1.86**	**3.26**
COMPARABLE GROUP									
BCSB	BCSB Bancorp, Inc	6.01	3.42	2.59	2.61	0.15	0.15	2.08	2.08
CEBK	Central Bancorp, Inc	5.66	3.03	2.63	2.96	(1.12)	0.03	(16.68)	0.44
CFBK	Central Federal Corp	6.40	3.38	3.02	3.35	0.26	0.25	2.68	2.55
CZWI	Citizens Community Bancorp, Inc	6.41	3.97	2.44	3.02	0.34	0.34	2.00	2.00
FFDF	FFD Financial Corp	6.59	3.11	3.48	3.64	0.58	0.58	5.87	5.87
FABK	First Advantage Bancorp	5.83	2.97	2.86	3.60	(2.60)	0.79	(10.65)	3.23
FKFS	First Keystone Financial, Inc	5.63	3.46	2.17	2.22	(0.20)	0.05	(2.89)	0.69
LBCP	Liberty Bancorp, Inc	6.49	3.24	3.25	3.47	0.57	0.54	4.21	4.02
WAYN	Wayne Savings Bancshares, Inc	5.67	2.55	3.12	3.21	0.46	0.48	5.56	5.81
WVFC	WVS Financial Corp	4.23	2.83	1.40	1.78	0.67	0.67	9.14	9.14
	Average	5.89	3.20	2.70	2.99	(0.09)	0.39	0.13	3.58
	Median	5.92	3.18	2.75	3.12	0.30	0.41	2.38	2.89
	High	6.59	3.97	3.48	3.64	0.67	0.79	9.14	9.14
	Low	4.23	2.55	1.40	1.78	(2.60)	0.03	(16.68)	0.44
ALL THRIFTS (185)									
	Average	6.05	3.28	2.75	3.07	(0.19)	0.04	(4.17)	(1.55)
MIDWEST THRIFTS (54)									
	Average	6.12	3.45	2.67	3.00	(0.44)	(0.20)	(7.43)	(4.94)
OHIO THRIFTS (16)									
	Average	6.05	3.75	2.30	2.97	(0.79)	(0.55)	(15.96)	(12.66)

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA				
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT										
	VERSAILLES SAVINGS AND LOAN COMPANY	-	-	-	-	**0.76**	**100.00**	**0.04**	**916.67**	**33.33**
COMPARABLE GROUP										
BCSB	BCSB Bancorp, Inc	0	0.00	5.21	64.97	0.86	143.38	0.04	263.60	45.99
CEBK	Central Bancorp, Inc	19,800	0.72	4.00	84.17	0.67	36.64	0.15	72.61	27.32
CFBK	Central Federal Corp	0	0.20	0.51	(2.47)	1.70	54.83	0.88	181.25	34.59
CZWI	Citizens Community Bancorp, Inc	0	0.20	1.38	17.54	0.40	34.06	0.15	201.59	39.83
FFDF	FFD Financial Corp	0	0.00	7.00	66.08	0.78	119.91	0.27	191.38	34.15
FABK	First Advantage Bancorp	0	0.05	0.00	0.00	1.31	285.83	0.02	1,926.47	38.70
FKFS	First Keystone Financial, Inc	0	0.00	3.85	61.51	1.14	108.82	0.69	106.97	40.47
LBCP	Liberty Bancorp, Inc	0	0.10	4.54	50.28	0.93	65.90	0.40	66.94	27.76
WAYN	Wayne Savings Bancshares, Inc	0	0.41	5.81	126.69	0.96	46.06	0.34	204.54	21.65
WVFC	WVS Financial Corp	0	0.00	5.42	50.44	1.65	61.71	0.00	63.16	33.71
	Average	1,980	0.17	3.77	51.92	1.04	95.71	0.29	327.85	34.42
	Median	0	0.08	4.27	55.97	0.95	63.81	0.21	186.32	34.37
	High	19,800	0.72	7.00	126.69	1.70	285.83	0.88	1926.47	45.99
	Low	0	0.00	0.00	(2.47)	0.40	34.06	0.00	63.16	21.65
ALL THRIFTS (185)										
	Average	1.71	0.35	4.22	57.02	1.54	72.06	0.75	407.61	24.35
MIDWEST THRIFTS (54)										
	Average	1.11	0.33	5.97	19.90	1.64	48.66	0.96	155.09	24.58
OHIO THRIFTS (16)										
	Average	0.50	0.27	6.50	24.01	1.96	37.51	1.39	146.89	26.69

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

Versailles Savings and Loan Company
Stock Prices as of August 19, 2009

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	51.32	7.00	3.55	18.18	7.32
Price to core earnings	P/CE	23.94	30.39	15.26	13.71	11.11
Price to book value	P/B	44.73%	61.64%	55.83%	66.98%	63.38%
Price to tangible book value	P/TB	43.14%	62.66%	61.95%	73.53%	66.20%
Price to assets	P/A	11.21%	5.88%	4.84%	7.11%	5.40%

Pre conversion earnings	(Y)	$	138,000	For the twelve months ended June 30, 2009
Pre conversion core earnings	(CY)	$	241,000	For the twelve months ended June 30, 2009
Pre conversion book value	(B)	$	7,379,000	At June 30, 2009
Pre conversion tang. book value	(TB)	$	7,789,000	At June 30, 2009
Pre conversion assets	(A)	$	40,788,000	At June 30, 2009

Conversion expense	(X)	12.00%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	41.50%
ESOP term (yrs.)	(T)	20	Option maturity	(OM)	5
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.18%			
Investment rate of return, net	(RR)	0.78%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 5,000,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 5,000,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 5,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Public Shares Sold	Gross Proceeds of Public Offering	Price per Share	Total Shares Issued	TOTAL VALUE
Midpoint	**500,000**	**$5,000,000**	**10.00**	**500,000**	**$5,000,000**
Minimum	425,000	$4,250,000	10.00	425,000	$4,250,000
Maximum	575,000	$5,750,000	10.00	575,000	$5,750,000
Maximum, as adjusted	661,250	$6,612,500	10.00	661,250	$6,612,500

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF AUGUST 19, 2009

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($000)	Price/ Share ($)	12 Mo. CORE EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
VERSAILLES SAVINGS & LOAN COMPANY															
Appraised value - midpoint	**5,000**	**10.00**	**0.42**	**22.36**	**51.32**	**44.73**	**11.21**	**43.14**	**23.94**	**0.00**	**0.00**	**0.00**	**25.07**	**0.43**	**1.73**
Minimum	4,250	10.00	0.51	24.75	40.69	40.40	9.67	38.89	19.68	0.00	0.00	0.00	23.95	0.45	1.90
Maximum	5,750	10.00	0.35	20.59	63.61	48.57	12.71	46.94	28.48	0.00	0.00	0.00	26.16	0.41	1.58
Maximum, as adjusted	6,613	10.00	0.29	19.05	80.33	52.49	14.37	50.83	34.12	0.00	0.00	0.00	27.38	0.39	1.42
ALL THRIFTS (185)															
Average	181,385	13.43	(0.70)	16.98	18.18	66.98	7.11	73.53	13.71	0.34	5.70	9.87	9.77	(0.03)	(0.27)
Median	25,470	8.89	0.15	13.84	7.32	63.38	5.40	66.20	11.11	0.24	3.49	0.00	9.07	0.25	2.62
OHIO THRIFTS (16)															
Average	35,883	39.59	(1.34)	12.12	5.55	58.73	5.88	58.40	5.60	0.32	5.15	26.80	7.29	(0.40)	(5.44)
Median	17,517	6.28	0.20	11.64	7.70	49.20	4.26	44.52	8.19	0.22	5.86	0.00	7.41	0.23	3.12
COMPARABLE GROUP (10)															
Average	23,481	8.47	(0.41)	14.81	7.00	61.64	5.88	62.66	30.39	0.24	3.67	45.23	10.19	0.39	3.58
Median	23,893	8.49	(0.02)	14.21	3.55	55.83	4.84	61.95	15.26	0.15	2.65	0.00	9.80	0.41	2.89
COMPARABLE GROUP															
BCSB BCSB Bancorp, Inc	25,281	8.04	0.12	19.08	65.33	51.36	4.30	55.66	28.06	0.68	8.46	552.69	10.15	0.15	2.08
CEBK Central Bancorp, Inc	13,120	8.95	(3.85)	25.48	(2.33)	40.63	2.34	46.38	90.60	0.72	8.04	(18.72)	7.46	0.03	0.44
CFBK Central Federal Corp	11,973	2.72	(0.15)	7.82	(17.62)	47.79	4.15	42.39	16.21	0.20	7.35	(129.55)	11.11	0.25	2.55
CZWI Citizens Community Bancorp, Inc	29,031	5.10	(0.60)	10.19	(8.49)	51.99	5.31	59.11	18.95	0.20	3.92	(33.31)	10.21	0.34	2.00
FFDF FFD Financial Corp	13,891	13.06	1.05	17.71	12.48	77.66	7.34	77.64	12.48	0.00	0.00	0.00	9.46	0.58	5.87
FABK First Advantage Bancorp	41,627	9.75	(2.02)	15.82	(4.82)	59.67	11.88	64.79	12.19	0.05	0.51	(2.47)	19.91	0.79	3.23
FKFS First Keystone Financial, Inc	22,505	9.00	(1.20)	13.44	(7.52)	68.81	4.28	66.12	91.24	0.00	0.00	0.00	6.22	0.05	0.69
LBCP Liberty Bancorp, Inc	26,440	7.25	0.57	11.94	12.72	61.11	6.88	66.01	14.32	0.10	1.38	17.54	11.26	0.54	4.02
WAYN Wayne Savings Bancshares, Inc	17,694	5.86	0.62	11.64	9.44	50.60	4.37	50.37	9.04	0.41	7.00	66.08	8.65	0.48	5.81
WVFC WVS Financial Corp	33,243	15.00	1.39	14.98	10.83	106.81	7.92	98.13	10.83	0.00	0.00	0.00	7.42	0.67	9.14

EXHIBIT 50

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Versailles Savings and Loan Company
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	4,250,000
Less: Estimated offering expenses		600,000
Net offering proceeds	$	3,650,000

2. Generation of Additional Income

Net offering proceeds	$	3,650,000
Less: Stock-based benefit plans [2]		510,000
Net offering proceeds invested	$	3,140,000
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	24,454
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		11,220
Less: Stock-based incentive plan expense, net of taxes		22,440
Less: Option expense, net of applicable taxes		32,277
Net earnings increase (decrease)	$	(41,482)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 06/30/09	$	138,000	$	241,000
Net earnings increase		(41,482)		(41,482)
After conversion	$	96,518	$	199,518

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	7,379,000	$	7,789,000
Net cash conversion proceeds		3,140,000		3,140,000
After conversion	$	10,519,000	$	10,929,000

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	40,788,000
Net cash conversion proceeds		3,140,000
After conversion	$	43,928,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Versailles Savings and Loan Company
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	5,000,000
Less: Estimated offering expenses		600,000
Net offering proceeds	$	4,400,000

2. Generation of Additional Income

Net offering proceeds	$	4,400,000
Less: Stock-based benefit plans [2]		600,000
Net offering proceeds invested	$	3,800,000
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	29,594
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		13,200
Less: Stock-based incentive plan expense, net of taxes		26,400
Less: Option expense, net of applicable taxes		37,973
Net earnings increase (decrease)	$	(47,978)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/09	$	138,000	$	241,000
Net earnings increase		(47,978)		(47,978)
After conversion	$	90,022	$	193,022

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	7,379,000	$	7,789,000
Net cash conversion proceeds		3,800,000		3,800,000
After conversion	$	11,179,000	$	11,589,000

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	40,788,000
Net cash conversion proceeds		3,800,000
After conversion	$	44,588,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Versailles Savings and Loan Company
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	5,750,000
Less: Estimated offering expenses		600,000
Net offering proceeds	$	5,150,000

2. Generation of Additional Income

Net offering proceeds	$	5,150,000
Less: Stock-based benefit plans [2]		690,000
Net offering proceeds invested	$	4,460,000
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	34,734
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		15,180
Less: Stock-based incentive plan expense, net of taxes		30,360
Less: Option expense, net of applicable taxes		43,668
Net earnings increase (decrease)	$	(54,474)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/09	$	138,000	$	241,000
Net earnings increase		(54,474)		(54,474)
After conversion	$	83,526	$	186,526

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	7,379,000	$	7,789,000
Net cash conversion proceeds		4,460,000		4,460,000
After conversion	$	11,839,000	$	12,249,000

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	40,788,000
Net cash conversion proceeds		4,460,000
After conversion	$	45,248,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Versailles Savings and Loan Company
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	6,612,500
Less: Estimated offering expenses		600,000
Net offering proceeds	$	6,012,500

2. Generation of Additional Income

Net offering proceeds	$	6,012,500
Less: Stock-based benefit plans [2]		793,500
Net offering proceeds invested	$	5,219,000
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	40,646
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		17,457
Less: Stock-based incentive plan expense, net of taxes		34,914
Less: Option expense, net of applicable taxes		50,219
Net earnings increase (decrease)	$	(61,944)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/09	$	138,000	$	241,000
Net earnings increase		(61,944)		(61,944)
After conversion	$	76,056	$	179,056

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	7,379,000	$	7,789,000
Net cash conversion proceeds		5,219,000		5,219,000
After conversion	$	12,598,000	$	13,008,000

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	40,788,000
Net cash conversion proceeds		5,219,000
After conversion	$	46,007,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Versailles Savings		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	51.32 x		633.02%	1343.75%
Price/book value	44.73 %	*	(27.44)%	(19.89)%
Price/assets	11.21 %		90.81%	131.69%
Price/tangible book value	43.14 %		(31.15)%	(30.36)%
Price/core earnings	23.94 x		(21.24)%	56.81%
Minimum of range:				
Price/earnings	40.69 x		481.13%	1044.60%
Price/book value	40.40 %	*	(34.46)%	(27.63)%
Price/assets	9.67 %		64.62%	99.90%
Price/tangible book value	38.89 %		(37.94)%	(37.23)%
Price/core earnings	19.68 x		(35.24)%	28.95%
Maximum of range:				
Price/earnings	63.61 x		808.53%	1689.43%
Price/book value	48.57 %	*	(21.21)%	(13.01)%
Price/assets	12.71 %		116.23%	162.56%
Price/tangible book value	46.94 %		(25.08)%	(24.23)%
Price/core earnings	28.48 x		(6.28)%	86.61%
Super maximum of range:				
Price/earnings	80.33 x		1047.42%	2159.97%
Price/book value	52.49 %	*	(14.85)%	(5.99)%
Price/assets	14.37 %		144.56%	196.96%
Price/tangible book value	50.83 %		(18.87)%	(17.94)%
Price/core earnings	34.12 x		12.28%	123.55%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in thirty-one states and Washington D.C., extending from Oregon to Maine. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

F. SCOTT O'DONNELL has over thirty-five years of experience in the banking industry and regulatory environment. Mr. O'Donnell's banking career began in 1972 when he worked for a small regional bank in eastern Ohio, serving the bank and its holding company as a senior credit officer, executive vice president and a director. In 1980, Mr. O'Donnell joined the Society Corporation (N.K.A. KeyCorp) in Cleveland, Ohio, starting as an executive officer responsible for credit quality in the affiliate banks. As KeyCorp grew, his responsibilities expanded to include credit policies, board reporting and internal loan review.

In 1999, Mr. O'Donnell was appointed Superintendent of Financial Institutions for the State of Ohio. This position substantially expanded Mr. O'Donnell's responsibilities to include the supervision of savings and loans, credit unions, and various consumer credit organizations as well as banks. During this time, Mr. O'Donnell oversaw the chartering of numerous new banks and the regulatory supervision of banks subject to formal and informal enforcement action, including Memoranda of Understanding, Written Agreements, and Cease and Desist Orders. At the same time, Mr. O'Donnell developed a strong working relationship with federal regulators who shared the supervision of the various financial institutions.

Mr. O'Donnell has been a policy maker in the banks and regulatory agencies in which he worked. This unique combination of experiences well suits him to assist financial institutions that need compliance and regulatory assistance.

Throughout Mr. O'Donnell's career, he has been active in the organizations supporting banking. He has served as a director member of the Conference of Bank Supervisors. He has been a member of the Ohio Bankers League and the Ohio Bankers Association, and continues to work with the Community Bankers Association of Ohio.

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

9/14/09
Date

Michael R. Keller

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Versailles Financial Corporation, in the amount of $30,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 14th day of September 2009.

NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2012

NOTARY PUBLIC